中国南方航空
CHINA SOUTHERN

SKYTEAM

China Southern Airlines Company Limited

Annual Report 2007


CHINA SOUTHERN







H Share Stock Code: 1055 **A Share Stock Code: 600029** **ADR Code: ZNH**

Contents

Company Profile

China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2007, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Company has a network of flight routes with Guangzhou and Beijing as the hubs, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. After joining SkyTeam Alliance, the Group has established a network reaching 841 destinations globally, connecting 162 countries and regions and covering major cities around the world.

Based in Guangzhou, the Group has 13 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi and Zhuhai Helicopter and 5 major subsidiaries, including Xiamen Airlines Company Limited ("Xiamen Airlines"), Southern Airlines (Group) Shantou Airlines Company Limited, Zhuhai Airlines Company Limited, Guizhou Airlines Company Limited and Chongqing Airlines Company Limited ("Chongqing Airlines"). The Group has set up bases in Shanghai and Xi'an and 17 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 49 overseas offices including Tokyo, Paris, Los Angeles, Sydney and Lagos. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited and China Postal Airlines Limited.

As of 31 December 2007, the Group operated a fleet of 332 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330, McDonnell Douglas 82, 90 and etc. The average age of the Group's fleet was 6.37 years as at the year end of 2007.

Corporate Information

DIRECTORS

Executive Directors

Liu Shao Yong
(Chairman of the Board of Directors)
Li Wen Xin
Wang Quan Hua
Zhao Liu An
Si Xian Min *(President)*
Tan Wan Geng *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

SUPERVISORS

Sun Xiao Yi
(Chairman of the Supervisory Committee)
Yang Guang Hua
Yang Yi Hua
Liang Zhong Gao

COMPANY SECRETARY

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

The Bank of New York Mellon
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

China Securities Depository and Clearing Corporation Limited Shanghai Branch
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC, 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

Financial Highlights

Total Revenue
2007
RMB million


Domestic passenger revenue 40,818 (74.9%)
Hong Kong and Macau passenger revenue 1,074 (2.0%)
International passenger revenue 7,708 (14.1%)
Cargo & mail 3,697 (6.8%)
Other revenue 1,205 (2.2%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK")
2007
million


Domestic 89,452 (81.5%)
Hong Kong and Macau 1,881 (1.7%)
International 18,400 (16.8%)

Passenger Traffic Revenue Passenger Kilometres ("RPK")
2007
million


Domestic 68,369 (83.7%)
Hong Kong and Macau 1,180 (1.4%)
International 12,178 (14.9%)

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2007, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2006. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December				2007 vs 2006 Increase/ (decrease)
	2007 **RMB million**	2006 RMB million	**2007** **HK$ million**	**2007** **US$ million**	%
Traffic revenue:					
Passenger	**49,600**	41,549	**52,969**	**6,790**	19.4
Cargo and mail	**3,697**	3,538	**3,948**	**506**	4.5
	53,297	45,087	**56,917**	**7,296**	18.2
Other operating revenue	**1,205**	1,132	**1,287**	**165**	6.4
Total operating revenue	**54,502**	46,219	**58,204**	**7,461**	17.9
Operating expenses:					
Flight operations	**29,082**	25,022	**31,057**	**3,981**	16.2
Maintenance	**4,643**	3,999	**4,958**	**636**	16.1
Aircraft and traffic servicing	**8,160**	7,063	**8,714**	**1,117**	15.5
Promotion and sales	**3,478**	2,811	**3,714**	**476**	23.7
General and administrative	**1,983**	1,941	**2,118**	**271**	2.2
Depreciation and amortisation	**5,554**	4,971	**5,931**	**760**	11.7
Others	**113**	100	**121**	**15**	13.0
Total operating expenses	**53,013**	45,907	**56,613**	**7,256**	15.5
Other income, net	**130**	333	**139**	**18**	(61.0)
Operating profit	**1,619**	645	**1,730**	**223**	151.0

Financial Highlights (Cont'd)


Passenger Traffic (RPK)
million
69,582
81,727
2006
2007


Passenger Capacity (ASK)
million
97,059
109,733
2006
2007


Yield (Yield Per RPK)
RMB
0.60
0.61
2006
2007

	For the year ended 31 December				2007 vs 2006
	2007 RMB million	2006 *RMB million*	**2007 HK$ million**	**2007 US$ million**	Increase/ (decrease) %
Non-operating income/(expenses):					
Interest income	**73**	41	**78**	**10**	78.0
Interest expense	**(2,291)**	(2,070)	**(2,447)**	**(314)**	10.7
Share of associates' results	**57**	5	**61**	**8**	1,040.0
Share of jointly controlled entities' results	**123**	115	**131**	**17**	7.0
Gain/(loss) on derivatives financial instruments, net	**90**	(19)	**96**	**12**	573.7
Exchange gain, net	**2,832**	1,492	**3,024**	**388**	89.8
Gain on sale of other investments in equity securities	**107**	–	**114**	**15**	N/A
Gain on sale of subsidiary	**7**	–	**7**	**1**	N/A
Others, net	**306**	148	**327**	**42**	106.8
Total net non-operating income/(expenses)	**1,304**	(288)	**1,391**	**179**	552.7
Profit before taxation	**2,923**	357	**3,121**	**402**	718.8
Income tax expense	**(858)**	(153)	**(916)**	**(117)**	460.8
Profit for the year	**2,065**	204	**2,205**	**285**	912.3
Attributable to:					
Equity shareholders of the Company	**1,871**	188	**1,998**	**256**	895.2
Minority interests	**194**	16	**207**	**27**	1,112.5
Profit for the year	**2,065**	204	**2,205**	**283**	912.3
Earnings per share					
Basic	**RMB0.43**	RMB0.04	**HK$0.46**	**US$0.06**	975.0
Diluted	**RMB0.43**	RMB0.04	**HK$0.46**	**US$0.06**	975.0

Note:

(1) The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.9364 and US$1.00 to RMB7.3046, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2007. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December 2007 or on any other date.

Chairman's Statement



Dear Shareholders,

The year 2007 was a year that China made rapid progress in economic development and reform, and also a crucial year for the Group to realize its strategic transformation. With the hub network development, marketing network development and service network development at the core, the Group conscientiously conducted the strategic transformation toward an airline with network economy and recorded a profit of RMB 2,065 million.

In 2007, driven by the rapid economic development and the upgraded level of consumption in China, the aviation industry continued to maintain comparatively fast growth as a result of domestic demand. However, under the background of the accelerated pace of the liberalization of the global aviation market, Chinese airline companies were faced with fierce competitions from not only their domestic counterparts but also foreign competitors.

In 2007, the Group was honored with the "Four-Star Flight Safety Award", the most prestigious award in safe flight operations in the Chinese civil aviation industry, for having been flying safely for 4 million hours. It was awarded the "Golden ROC Cup", the highest prize of aviation safety, for the fifth time and thus became the most awarded Chinese carrier in respect of this prize. The Group is in a leading position in terms of safety record among its domestic counterparts.

In 2007, the Group continuously expanded its flight routes resources, adding several domestic and international routes with Guangzhou and Beijing as the main bases. These were important strategic moves aimed at building an internationalized carrier with network economy and developing Guangzhou and Beijing as its dual hubs. These measures are of great significance for the long-term development of the Group. The establishment of Chongqing Airlines, a controlled entity of the Group, in June 2007 speeded the development of the Group in west area, and strengthened the competitiveness of the Group in the southwestern region of the country. In order to develop the economy of scale of the Company in the field of cargo transportation, the Group has been actively engaged in the joint venture proposal with Air France in respect of cargo business to expand its cargo market.

In November 2007, the Group became the first Chinese carrier to join international aviation alliance after joining the SkyTeam. This signified the gradual deepening of its internationalization process, the remarkable enhanced brand value, the steady expansion of networks and the improvement of competitive edges of the Group.

The Group is the only Chinese airline that is capable of educating and training pilots independently. In 2007, the Group was the first airline to recruit self-sponsored pilots. The market-based operation mode is cost effective and conducive to improving the quality of pilots.

Chairman's Statement (Cont'd)

In 2007, the Group diligently improved its cabin and ground service levels by conducting the "Year of Quality Services" event. It continuously improved the punctuality of its flights by strengthening operational coordination. In addition, the Group actively adopted innovative methods to continuously expand its service channels by upgrading 95539, hotlines and promoting online check-in, cell phone check-in, airport self check-in services. The Group continuously enhanced its service capabilities by conducting such events as "Colorful China – Free & Easy" and "Model Flight for Olympic Service". It was awarded the "Customer Satisfaction Award" in the "Passengers' Appraisal of the Civil Aviation Industry" event in 2007. The Group was also accredited with the "Best Airline of China" by Global Traveler, a world renowned magazine, for its quality services. The Group was awarded by China Central Television with the "2007 CCTV Best Employer of China" for its remarkable achievements in terms of safety, profitablility, reform and innovation. The Group was the first enterprise from the transportation industry of China to be awarded ever since the inauguration of such award.

Under its people-oriented and society-oriented corporate philosophy, the Group proactively performed its corporate social responsibilities. It assisted the underprivileged of the society by donating the "Ten Cent Care Foundation" and promoted energy efficiency by advocating "Green Flight". Thanks to its positive contributions to the development of an energy-efficient and environment-friendly society, the Group honorably received the "Chinese Corporate Social Responsibility Significant Contribution Award" jointly awarded by core media organizations such as Xinhua News Agency in September 2007.

In 2008, under the circumstances of a stable development of China's economy, a development of the domestic tourism industry and the upcoming Beijing Olympics, the Chinese aviation industry will continue to boom and the demand in the domestic aviation market will maintain a sound growth momentum. However, the profitability of the industry will be subject to enormous pressures as a result of the sub-prime crisis in the US, the slowing down of the world economy, the contractionary credit policies of the People's Bank of China, fierce competition in the aviation industry and the rise of fuel prices. The Group will persevere with the "dual-hub" strategy of the Group and continue to do the following:

Chairman's Statement (Cont'd)

1. Strengthening safety management and the supervision of flight safety; performing corporate social responsibilities to build a harmonious society.

2. Deepening the development of the hubs network, the sales and marketing network and the service assurance network so as to build sustained profitability and core competitiveness; focusing on nurturing employee's innovative capabilities, thus strengthening the unimitable competences of the Group.

3. Expanding the passenger transport market by enhancing sales and marketing capabilities, improving the management system and the business model; seeking cooperation with international airlines to establish an internationally-renowned brand and to increase our market network.

4. Implementing scientific management and stringent cost control measures; increasing the investment in technology to upgrade our IT management system.

The Board has finished the change of its members. On behalf of the new board of directors, I would like to express our sincere gratitude to the previous board of directors, all of our dedicating and hard-working staff as well as shareholders' caring and supporting the Group. I firmly believe that the Group will have a brilliant future in the promising aviation market of China.

Liu Shao Yong
Chairman

Guangzhou, the PRC
18 April 2008

Management Discussion and Analysis



During the reporting period, the booming domestic economic development directly led to the rapid development momentum of the air transportation business. Under the precondition of ensuring flight safety, the Group continued to improve its corporate governance and business model. However, due to fierce competition in the industry and skyrocketing fuel prices, the Group was faced with comparatively significant cost pressures. The Group dealt with such pressures by optimizing the structure of flight routes and the composition of fleet, increasing its overall revenue, taking a series of fuel-saving measures and utilizing financial derivatives. The Group continued to reinforce financial budget management and cost control. It also improved the performance-assessment-by-objective mechanism geared towards operating efficiency of the flight routes network. All of these helped to realize a satisfactory improvement in operating standards and results benchmarks of the Company.

After determining the strategy of developing Guangzhou and Beijing into its dual hubs, the Group continuously strengthened the development of the flight routes networks of Guangzhou and Beijing. In 2007, the Group launched certain new domestic and international routes and fully capitalized on the advantage of the scale of its flight routes network by increasing flight frequency and adjusting flight schedules. It also concentrated on developing its transfer business to increase the coverage of its domestic routes, and further optimized flight routes structure and flight schedule resources.

After joining SkyTeam Alliance, the Group has established a network reaching 841 destinations globally, connecting 162 countries and regions and covering major cities around the world. The Group and the other members of SkyTeam Alliance have formed a relationship of cooperation in purchasing, sales and internet operations, code sharing, complementary routes and joint-routes revenue sharing.

The National Development and Reform Commission and the Civil Aviation Administration of China issued a notice in relation to the fuel surcharge for domestic routes, pursuant to which, effective from 5 November 2007, the surcharge was changed from the existing RMB50 to RMB60 per passenger for routes shorter than or equal to 800 km, and from RMB80 to RMB100 per passenger for routes longer than 800 km. The increases of the fuel surcharges alleviated to a certain extent the jet fuel cost pressures upon the Group.

The Group enhanced its fuel efficiency through upgrading its fleet. Through flight performance monitoring, flight plan management efficiency, and a full implementation of the RVSM operations, the Group reduced the consumption of jet fuels, the emissions of carbon dioxide and noise pollution, thereby contributing to environmental protection.

The Group enhanced its capabilities in technology innovation through self-developed and co-developed researches, thereby building core technologies with self-developed patents and increasing its competitiveness. Further leveraging this, the Group has cultivated a culture of technology innovation within the Group which has strengthened the internal impetus for self innovation. The distant obstacle detecting system for aircraft of the Group has won a national patent. The function of the Maintenance and Equipment (M&E) System of the Group has reached leading international standards. For its excellent performance in the development of information technology, the Group received the "Best E-Commerce" and the "Best Team Building" awards from the National Information Evaluation Center in 2007. In 2007, the Group was ranked among the top 10 of the iPower500 of Computerized Chinese Enterprises. It has been ranked among the iPower500 of Computerized Chinese Enterprises for three consecutive years.

Management Discussion and Analysis (Cont'd)

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic region:

	For the year ended 31 December 2007	2006	2007 vs 2006 Increase/ (decrease) %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**68,369**	58,128	**17.6**
– Hong Kong and Macau	**1,180**	1,541	**(23.4)**
– International	**12,178**	9,913	**22.8**
Total	**81,727**	69,582	**17.5**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**7,219**	6,226	**15.9**
– Hong Kong and Macau	**115**	156	**(26.3)**
– International	**1,916**	1,689	**13.4**
Total	**9,250**	8,071	**14.6**
Passengers carried *(thousand)*			
– Domestic	**51,326**	44,225	**16.1**
– Hong Kong and Macau	**1,339**	1,545	**(13.3)**
– International	**4,238**	3,436	**23.3**
Total	**56,903**	49,206	**15.6**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**733**	674	**8.8**
– Hong Kong and Macau	**12**	16	**(25.0)**
– International	**127**	129	**(1.6)**
Total	**872**	819	**6.5**

Management Discussion and Analysis (Cont'd)

	For the year ended 31 December 2007	2006	2007 vs 2006 Increase/ (decrease) %
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**89,452**	79,773	**12.1**
– Hong Kong and Macau	**1,881**	2,459	**(23.5)**
– International	**18,400**	14,827	**24.1**
Total	**109,733**	97,059	**13.1**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**10,440**	9,311	**12.1**
– Hong Kong and Macau	**210**	289	**(27.3)**
– International	**3,558**	3,056	**16.4**
Total	**14,208**	12,656	**12.3**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**76.4**	72.9	**4.8**
– Hong Kong and Macau	**62.7**	62.7	**0.0**
– International	**66.2**	66.9	**(1.0)**
Overall	**74.5**	71.7	**3.9**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**69.1**	66.9	**3.3**
– Hong Kong and Macau	**55.1**	54.0	**2.0**
– International	**53.8**	55.3	**(2.7)**
Overall	**65.1**	63.8	**2.0**

Management Discussion and Analysis (Cont'd)

	For the year ended 31 December 2007	2006	2007 vs 2006 Increase/ (decrease) %
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.60**	0.59	**1.7**
– Hong Kong and Macau	**0.91**	0.80	**13.8**
– International	**0.63**	0.62	**1.6**
Overall	**0.61**	0.60	**1.7**
Yield per RTK *(RMB)*			
– Domestic	**5.89**	5.74	**2.6**
– Hong Kong and Macau	**9.91**	8.52	**16.3**
– International	**5.03**	4.77	**5.5**
Overall	**5.76**	5.59	**3.0**
Fleet			
Total number of aircraft at year end			
– Boeing	**177**	159	**11.3**
– Airbus	**119**	103	**15.5**
– McDonnell Douglas	**25**	36	**(30.6)**
– Others	**11**	11	**0.0**
Total	332	309	7.4
Overall utilisation rate *(hours per day)*			
– Boeing	**9.87**	10.02	**(1.5)**
– Airbus	**9.21**	9.26	**(0.5)**
– McDonnell Douglas	**7.93**	8.40	**(5.6)**
Overall	**9.41**	9.54	**(1.4)**
Cost			
– Operating cost per ATK *(RMB)*	**3.73**	3.63	**2.8**

Management Discussion and Analysis (Cont'd)

FINANCIAL PERFORMANCE



The profit attributable to equity shareholders of the Company increased by 895.2% from RMB188 million in 2006 to RMB1,871 million in 2007. The scale of operations increased as a result of steady growth in China's economy and strong demand for air transportation. The Group's operating revenue increased by RMB8,283 million or 17.9% from RMB46,219 million in 2006 to RMB54,502 million in 2007. Passenger load factor increased by 2.8 percentage point, from 71.7% in 2006 to 74.5% in 2007. Passenger yield (in passenger revenue per RPK) increased by 1.7% to RMB0.61. Average yield (in traffic revenue per RTK) increased by 3.0% from RMB5.59 in 2006 to RMB5.76 in 2007. Operating expenses increased by RMB7,106 million or 15.5% from RMB45,907 million in 2006 to RMB53,013 million in 2007. As a result of improved passenger load factor and average yield, operating profit was increased by RMB974 million, from RMB645 million in 2006 to RMB1,619 million in 2007. The Group's net non-operating income was RMB1,304 million as compared to net non-operating expenses of RMB288 million in 2006. The improvement in non-operating result was mainly attributable to the net effect of increase in exchange gain of RMB1,340 million, increase in fuel derivatives profit of RMB109 million, increase in share of results of associates and jointly controlled entities of RMB60 million and increase in interest expense of RMB221 million.

OPERATING REVENUE





Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 97.8% and 97.6% of total operating revenue in 2007 and 2006 respectively. Passenger revenue and, cargo and mail revenue accounted for 93.1% and 6.9% respectively of total traffic revenue in 2007. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Management Discussion and Analysis (Cont'd)



The increase in operating revenue was primarily due to a 19.4% rise in passenger revenue from RMB41,549 million in 2006 to RMB49,600 million in 2007 resulting from increased traffic volume. The total number of passengers carried increased by 15.6% to 56.90 million passengers in 2007. RPKs increased by 17.5% from 69,582 million in 2006 to 81,727 million in 2007, primarily as a result of the increase in number of passengers carried. Passenger yield increased by RMB0.01.

Domestic passenger revenue, which accounted for 82.3% of the total passenger revenue in 2007, increased by 19.4% from RMB34,174 million in 2006 to RMB40,818 million in 2007. Domestic passenger traffic in RPKs increased by 17.6%, mainly due to an increase in number of passengers carried. Domestic passenger yield increased from RMB0.59 in 2006 to RMB0.60 in 2007.



Hong Kong and Macau passenger revenue, which accounted for 2.2% of total passenger revenue, decreased by 12.7% from RMB1,230 million in 2006 to RMB1,074 million in 2007. For Hong Kong and Macau flights, passenger traffic in RPKs decreased by 23.4%, while passenger capacity in ASKs decreased by 23.5%, resulting in the passenger load factor of 62.7%, which is unchanged from 2006. Passenger yield increased from RMB0.80 in 2006 to RMB0.91 in 2007 mainly caused by the decrease of long distance routes such as Hong Kong – Beijing. Generally, long distance routes have a lower yield than short distance ones.



International passenger revenue, which accounted for 15.5% of total passenger revenue, increased by 25.4% from RMB6,145 million in 2006 to RMB7,708 million in 2007. For international flights, passenger traffic in RPKs increased by 22.8%, while passenger capacity in ASKs increased by 24.1%, resulting in decrease of a 0.7 percentage point in passenger load factor from 2006. Passenger yield increased by 1.6% from RMB0.62 in 2006 to RMB0.63 in 2007 mainly resulted from the continued growth of demand for international flights in the PRC.

Cargo and mail revenue, which accounted for 6.9% of the Group's total traffic revenue and 6.8% of total operating revenue, increased by 4.5% from RMB3,538 million in 2006 to RMB3,697 million in 2007. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 6.4% from RMB1,132 million in 2006 to RMB1,205 million in 2007. The increase was primarily due to the general growth in income from various auxiliary operations.

Management Discussion and Analysis (Cont'd)

OPERATING EXPENSES

Total operating expenses in 2007 amounted to RMB53,013 million, representing an increase of 15.5% or RMB7,106 million over 2006, primarily due to the total effect of increases in jet fuel costs, operating lease charges of aircraft, servicing expenses and maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 99.3% in 2006 to 97.3% in 2007.



Flight operations expenses, which accounted for 54.9% of total operating expenses, increased by 16.2% from RMB25,022 million in 2006 to RMB29,082 million in 2007, primarily as a result of increases in jet fuel costs, operating lease charges of aircraft, catering expenses, and CAAC Infrastructure Development Fund Contributions. Jet fuel costs, which accounted for 63.0% of flight operations expenses, increased by 13.1% from RMB16,193 million in 2006 to RMB18,316 million in 2007 mainly as a result of increased fuel prices and fuel consumption. Operating lease charges of aircraft increased by 23.4% from RMB3,027 million in 2006 to RMB3,735 million in 2007 primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 15.4% from RMB1,170 million in 2006 to RMB1,350 million in 2007 due to the increase in number of passengers carried. CAAC Infrastructure Development Fund Contributions increased by 10.9% from RMB1,127 million in 2006 to RMB1,250 million in 2007.



Maintenance expenses which accounted for 8.8% of total operating expenses, increased by 16.1% from RMB3,999 million in 2006 to RMB4,643 million in 2007. The increase was mainly due to fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 15.5% from RMB7,063 million in 2006 to RMB8,160 million in 2007. The increase primarily resulted from a 12.9% rise in landing and navigation fees from RMB5,343 million in 2006 to RMB6,030 million in 2007, due to an increase in number of landing and takeoffs.

Promotional and sales expenses, which accounted for 6.6% of total operating expenses, increased by 23.7% from RMB2,811 million in 2006 to RMB3,478 million in 2007.

General and administrative expenses, which accounted for 3.7% of the total operating expenses, increased by 2.2% from RMB1,941 million in 2006 to RMB1,983 million in 2007.

Management Discussion and Analysis (Cont'd)

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 11.7% from RMB4,971 million in 2006 to RMB5,554 million in 2007, mainly resulting from the additional depreciation charge on aircraft delivered in 2006 and 2007.

OTHER INCOME, NET

Net gain on disposal of property, plant and equipment decreased by 61.0% from RMB333 million in 2006 to RMB130 million in 2007. The gain in 2007 was mainly due to the disposal of 11 MD82 aircraft to certain independent third parties.

OPERATING PROFIT

The operating profit increased by 151.0%, from RMB645 million in 2006 to RMB1,619 million in 2007. This was mainly because operating revenue increased by RMB8,283 million or 17.9% in 2007 while operating expenses increased by RMB7,106 million or 15.5% in the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense increased by 10.7% from RMB2,070 million in 2006 to RMB2,291 million in 2007, mainly due to the increase in loans and obligations under finance leases. Interest income increased by 78.0% from RMB41 million in 2006 to RMB73 million in 2007, mainly attributable to the increase in average bank deposits balances during 2007.

Net exchange gain increased by 89.8% from RMB1,492 million in 2006 to RMB2,832 million in 2007, mainly resulted from Renminbi appreciation during 2007. Such amount mainly represented unrealised translation gain on retranslation of foreign currency denominated liabilities at year end.

TAXATION

Income tax expenses increased by 460.8% from RMB153 million in 2006 to RMB858 million in 2007. This was mainly attributable to the improved financial performance of the Group and the effect of new tax law on deferred tax.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2007, the Group's net current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million and an increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Subsequent to 31 December 2007 through 31 March 2008, the Group renewed short-term loans outstanding of RMB3,179 million. The directors of the Company believe that sufficient financing will be available to the Group.

Management Discussion and Analysis (Cont'd)

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2007, the Group's borrowings totalled RMB49,757 million, representing an increase of RMB519 million from RMB49,238 million at 31 December 2006 which included borrowings of fixed interest rates amounted to RMB9,446 million (2006: RMB17,261 million). Such borrowings were denominated, to a larger extent, in US dollar and, to a smaller extent, in Japanese Yen, Renminbi and Hong Kong dollars. Of such borrowings, RMB27,825 million, RMB4,575 million, RMB3,296 million, RMB2,922 million and RMB11,139 million will be repayable in 2008, 2009, 2010, 2011, 2012 and thereafter respectively. As at 31 December 2007, cash and cash equivalents of the Group totalling RMB3,824 million, of which 14.3% were denominated in foreign currencies, increased by 68.9% from RMB2,264 million at 31 December 2006.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) decreased by 2.4% to RMB60,204 million at 31 December 2007.

As at 31 December 2007, total equity attributable to equity shareholders of the Company amounted to RMB12,246 million, representing an increase of RMB2,058 million from RMB10,188 million at 31 December 2006. Total equity at 31 December 2007 amounted to RMB14,712 million (2006: RMB12,121 million).

Ratio of net debt to total equity of the Group at 31 December 2007 was 4.1 times, as compared to 4.8 times at 31 December 2006.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's lease obligations and bank and other loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk.

Management Discussion and Analysis (Cont'd)

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

Information on financial risk management objectives and policies in other aspects of the Group's business are set out in note 45 to the financial statements prepared under IFRS.

CHARGE ON ASSETS

As at 31 December 2007, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,976 million (2006: RMB30,075 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2007, the Group had capital commitments of approximately RMB91,200 million. Of such amounts, RMB88,742 million related to the acquisition of aircraft and related flight equipment and RMB2,458 million for other projects.

As at 31 December 2007, capital commitments of a jointly controlled entity shared by the Group amounted to RMB33 million.

As at 31 December 2007, the Group was committed to make capital contributions to a subsidiary amounted to approximately RMB133 million.

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 47 to the financial statements prepared under IFRS.

Report of the Directors

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2007 of the Group to the shareholders of the Company.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including aircraft maintenance and air catering operations. The Group is one of the largest airlines in China. In 2007, the Group ranked first among all Chinese airlines in terms of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2007 in accordance with the International Financial Reporting Standards ("IFRS") and PRC Enterprise Accounting Standards (2006). Please refer to pages 43 to 249 of this Annual Report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRS for the five-year period ended 31 December 2007 are set out on pages 253 and 254 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December 2007 (2006: Nil).

The Board does not recommend the payment of a final dividend in respect of the year ended 31 December 2007 (2006: Nil).

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in notes 31 and 32 to the financial statements prepared under IFRS.

INTEREST CAPITALISATION

For the year ended 31 December 2007, RMB558 million (2006: RMB459 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRS.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2007 are set out in note 18 to the financial statements prepared under IFRS.

MAJOR CUSTOMERS AND SUPPLIERS

The percentage of turnover attributable to the Group's five largest customers in aggregate was less than 30% of the Group's total operating revenue (i.e. turnover) for the year ended 31 December 2007.

The percentage of purchases attributable to the Group's five largest suppliers in aggregate was less than 30% of the Group's total purchases (not including purchases of items which are of a capital nature) for the year ended 31 December 2007.

Report of the Directors (Cont'd)

TAXATION

Details of taxation of the Company and the Group are set out in notes 14 and 25 to the financial statements prepared under IFRS.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 40 to the financial statements prepared under IFRS.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December 2007, the Group had an aggregate of 45,474 employees (2006: 45,575). Details of the employees' retirement and housing benefits are set out in notes 10 and 42 to the financial statements prepared under IFRS.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 53 to the financial statements prepared under IFRS.

SHARE CAPITAL STRUCTURE

Change in Share Capital

There was no change in the share capital of the Company for the year ended 31 December 2007.

Share Capital Structure

Type of shares	Number of shares	Approximate percentage of total share capital (%)
1. Unlisted shares		
State-owned shares	2,200,000,000	50.30
2. Listed shares		
1. Overseas listed ordinary shares (H Shares)	1,174,178,000	26.84
2. Domestic listed ordinary shares (A Shares)	1,000,000,000	22.86
Total share capital	4,374,178,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, to the knowledge of the Directors and supervisors (the "Supervisors") of the Company, the interests and short positions of the following persons other than the Directors or Supervisors in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholders	Type of shareholding	Type of shares	Number of shares held	% of the total issued H shares of the Company	% of the total issued A shares of the Company	% of the total issued share capital of the Company	Short position
China Southern Air Holding Company ("CSAHC")	Direct holding	State-owned shares	2,200,000,000	–	68.75%	50.30%	–
HKSCC Nominees Limited	Direct holding	H Shares	1,162,245,698	98.98%	–	26.57%	–

Notes:

Based on the information available to the Directors and Supervisors of the Company (including such information as was available on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and so far as the Directors and Supervisors are aware, as at 31 December 2007:

1. Among the 1,162,245,698 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors and Supervisors are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

    (a) 70,162,000 H Shares, representing approximately 5.98% of the Company's then total issued H Shares, were held by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

    (b) 750,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc..

Save as disclosed above, as at 31 December 2007, so far as was known to the Directors and Supervisors, no other person (other than the Directors or Supervisors) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

Report of the Directors (Cont'd)

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2007 was 119,678, of whom 118,724 were shareholders of A Shares and 954 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at 31 December 2007 are as follows:

Shareholdings of ten largest shareholders

Name of shareholders	Nature of shareholders	Percentage (%)	Total number of shares	Pledged or frozen shares
CSAHC	State-owned shares holder	50.30	2,200,000,000	Unknown
HKSCC Nominees Limited	H shares holder	26.57	1,162,245,698	Unknown
Rongtong New Blue Chip Securities Investment Fund	A shares holder	1.95	85,121,703	Unknown
The Industrial and Commercial Bank of China – Rongtong Motivation Pioneer Stock Securities Investment Fund	A shares holder	0.72	31,379,382	Unknown
China Construction Bank – Huabao Xingye Sector Selective Stock Securities Investment Fund	A shares holder	0.69	30,000,000	Unknown
State Social Security Fund 108 Combination	A shares holder	0.62	27,000,000	Unknown
China Construction Bank -Huaxia Youshi Growth Stock Securities Investment Fund	A shares holder	0.59	25,939,664	Unknown
The Industrial and Commercial Bank of China – Rongtong Blue Chip Growth Securities Investment Fund	A shares holder	0.51	22,454,790	Unknown
China Construction Bank – Boshi Value Growth No. 2 Securities Investment Fund	A shares holder	0.50	21,999,914	Unknown
Shanghai Pudong Development Bank – Changxin Trending Equity Stock Securities Investment Fund	A shares holder	0.48	20,999,963	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December 2007.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual Report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2007 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company has not adopted a code of conduct less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007.

Report of the Directors (Cont'd)

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Liu Shao Yong	Chairman of the Board	Male	50
Li Wen Xin	Director	Male	58
Wang Quan Hua	Director	Male	54
Zhao Liu An	Director	Male	60
Si Xian Min	Director, President	Male	51
Tan Wan Geng	Director, Executive Vice President	Male	44
Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	Male	43
Chen Zhen You	Director	Male	56
Peter Lok (retired on 28 June 2007)	Independent Non-executive Director	Male	71
Wei Ming Hai (retired on 28 June 2007)	Independent Non-executive Director	Male	43
Wang Zhi	Independent Non-executive Director	Male	66
Sui Guang Jun	Independent Non-executive Director	Male	47
Gong Hua Zhang (appointed on 28 June 2007)	Independent Non-executive Director	Male	62
Lam Kwong Yu (appointed on 28 June 2007)	Independent Non-executive Director	Male	64
Sun Xiao Yi	Chairman of the Supervisory Committee	Male	54
Yang Guang Hua	Supervisor	Male	55
Yang Yi Hua	Supervisor	Female	48
Liang Zhong Gao	Supervisor	Male	52
Liu Biao (resigned on 18 January 2008)	Supervisor	Male	42

I. On 28 June 2007, the annual general meeting for the year 2006 of the Company reviewed and approved:

(1) the appointment of Mr. Liu Shao Yong, Mr. Li Wen Xin, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Xu Jie Bo, and Mr. Chen Zhen You as Directors, and Mr. Wang Zhi, Mr. Sui Guang Jun, Mr. Gong Hua Zhang and Mr. Lam Kwong Yu as Independent non-executive Directors of the fifth session of the Board.

(2) the retirement of Mr. Wei Ming Hai and Mr. Peter Lok as the Company's Independent non-executive Directors of the Board according to relative regulations, due to their acting as the Company's Independent non-executive Directors of the Board for six consecutive years.

(3) the appointment of Mr. Sun Xiao Yi, Mr. Yang Guang Hua, Ms. Yang Yi Hua, Mr. Liang Zhong Gao and Mr. Liu Biao as the Supervisors of the fifth session of the Supervisory Committee.

Except that Mr. Liu Biao has officially resigned as a Supervisor in the general meeting held on 18 January 2008, since 1 January 2008 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2007, none of the Directors or Supervisors had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors have entered into service contracts with the Company for a term of three years commencing from 28 June 2007. Except for such service contracts, none of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the date of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2007.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2007, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

Report of the Directors (Cont'd)

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2007 which are required to be disclosed herein under the Listing Rules, are as follows:

(A) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company (as the case may be) pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(B) Continuing Connected Transactions Between the Company and CSAHC (or their respective subsidiaries)

(1) Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly owned subsidiary of CSAHC

The Company and SAIETC entered into an Import and Export Agency Framework Agreement dated 1 January 2006 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities.

The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from the date of agreement, subject to compliance with the relevant provisions of the Listing Rules by the Company. Both parties agreed that the agency fee for import and export shall be determined after arm's length negotiation and shall not be higher than the market rate. The annual cap for such agreement shall be RMB80,000,000. The independent non-executive Directors of the Company ("INEDs") have approved the Import and Export Agency Framework Agreement.

On 10 January 2008, the Company entered into a new Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, declaration and examination, tendering and agency, etc.. The Agreement is valid from 1 January 2008 to 31 December 2010, and the annual cap for the commission should not exceed RMB 90,000,000. The INEDs have approved this new Import and Export Agency Framework Agreement.

For the year ended 31 December 2007, the commission expense incurred by the Group in respect of the import and export of the above equipment was RMB46,205,000.

(2) *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 50% owned by the Company and 50% owned by CSAHC*

On 12 April 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have agreed to determine the various rates for providing advertising agency services through negotiations on arms length basis, SACM has undertaken to charge the Company on the basis of the market rates for similar advertising agency services as accepted by the Company. Pursuant to the agreement, the annual caps for 2007, 2008 and 2009 shall be RMB16,000,000, RMB20,500,000 and RMB25,500,000 respectively. The INEDs have approved the agreement.

For the year ended 31 December 2007, payments made by the Group to SACM for advertising services amounted to RMB8,669,000.

(3) *China Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC and its subsidiaries, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company.*

The Company entered into a Financial Services Agreement ("Financial Services Agreement") dated 22 May 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references. The agreement was extended to 22 May 2006. In order to comply with the new requirements under the Listing Rules, the Company and SA Finance entered into a new Financial Services Agreement on 31 December 2004. On 15 November 2007, the Group renewed the Financial Services Framework Agreement with SA Finance, commencing from 1 January 2008 for a period of three years, and is renewable upon request by the Company by written notice of not less than 30 days before the end of the fixed term, subject to compliance with the requirements of the listing rules applicable in the places of listing of the Company.

As the Financial Services Agreement constitutes a discloseable and non-exempt continuing connected transaction within the meaning of Rule 14A.35 of the Listing Rules, it is subject to requirements under Rule 14A.48 of the Listing Rules regarding the reporting, announcement and independent shareholders' approval. The independent shareholders of the Company approved the Financial Services Framework Agreement at the first extraordinary general meeting of the Company held on 18 January 2008.

Under such agreement, SA Finance agrees to provide to the Company the following financial services:

SA Finance shall pay interests to the Group regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks, including the Industrial and Commercial Bank of China, China Construction Bank, Agricultural Bank of China, Bank of Communications, Bank of China, China Merchants Bank and Standard Chartered Bank (China), etc.. In order to ensure the implementation of the Agreement, SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the aggregate of share capital, reserves and total deposits of other companies (excluding the Group). The rates should be determined on arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties hereby agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2.6 billion, nor should the balance of loans provided to SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5 million. The agreement is valid for a term of three years.

As of 31 December 2007, the Group's deposits placed with SA Finance amounted to RMB906,088,000.

Report of the Directors (Cont'd)

(4) *Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties*

The Company and Shenzhen Air Catering Company Limited entered into an agreement dated 23 May 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Company from time to time during the term from 23 May 1997 to 23 May 1998. The parties have mutually agreed that the agreement can be renewed automatically.

For the year ended 31 December 2007, the amount payable by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB55,857,000.

(5) *China Southern West Australian Flying College Pty Ltd (the "Australian Pilot College"), which is 65% owned by the Company and 35% owned by CSAHC*

CSAHC and the Australian Pilot College entered into an agreement dated 7 October 1993 for the provision of pilot training in Australia to the cadet pilots of the Group (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.

For the year ended 31 December 2007, the amount payable by the Group to the Australian Pilot College for training services was RMB109,847,000.

(6) *Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party*

The Company and Southern Airlines (Group) Economic Development Company entered into an agreement dated 22 May 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from 22 May 1997 to 22 May 2007. Since 23 May 2007, Southern Airlines (Group) Economic Development Company has not entered into any continuing connected transactions for the provision of drinks, snacks, liquor, souvenirs and other products to the Company.

For the year ended 31 December 2007, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB72,205,000.

(7) *Sales arrangements*

The Company has entered into Ticket Agency Agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association ("IATA"). The Company has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Company.

The Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, have entered into a new ticket agency framework agreement and a new airfreight forwarding agency framework agreement dated 1 January 2006 ("Two Sales Agency Framework Agreements"). The Two Sales Agency Framework Agreements are valid for a term of three years commencing from the date of the agreements, subject to the compliance of relevant provisions under the Listing Rules. The parties agreed that the agency fee shall be determined after arm's length negotiation and shall not be higher than the market rate. The annual cap under each of the Two Sales Agency Framework Agreements is set at RMB10,000,000.

The Company and PCACL have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated 10 January 2008 ("New Sales Agreement"), which is valid from 1 January 2008 to 31 December 2010. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250 million.

For the year ended 31 December 2007, the aggregate amount of ticket and cargo sales of the Group conducted through the above sales arrangement was RMB151,822,000.

(8) *China Southern Airlines Group Air Catering Company Limited (the "Catering Company"), a wholly owned subsidiary of CSAHC*

The Company and the Catering Company entered into a catering agreement dated 12 November 2004 ("Catering Agreement") under which the Catering Company would supply (1) in-flight meals in accordance with the menus of in-flight meals to be agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports.

Report of the Directors (Cont'd)

The Catering Agreement is for a fixed term of three years, commencing from the date of the agreement. The parties have agreed, after arm's length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges shall not be higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The cap for the Catering Agreement is set at RMB220,000,000 per year. The Company and CSAHC entered into an acquisition agreement dated 14 August 2007 to acquire 100% equity interest of the Catering Company.

For the year ended 31 December 2007, the Group has paid the in-flight meals charge in the sum of RMB101,338,000 pursuant to the Catering Agreement.

(9) *China Southern Airlines Group Travel Development Company Limited ("CSA Travel"), a wholly owned subsidiary of CSAHC*

The Company and CSA Travel entered into a Framework Agreement on Lease, Operation and Management ("Framework Agreement on Lease and Operation") dated 1 January 2006 regarding hotel leasing and providing relevant service for a fixed term of three years. According to this agreement, the Company will lease certain hotels or certain divisions of these hotels belonging to it to CSA Travel for it to operate, and to provide certain relevant services and the Company is entitled to employ CSA Travel to provide property cleaning or ticket agent service according to business development, which is subject to separate agreement according to the Framework Agreement on Lease and Operation. The relevant fee was determined on arm's length basis between both parties and the price shall not be higher than the market rate. The annual cap for the Framework Agreement on Lease and Operation is set at RMB6,000,000. The Framework Agreement on Lease and Operation has been approved by the INEDs.

(10) *Guangzhou China Southern Airlines Property Management Company Limited (the "GCSAPMC"), which is 90% owned by CSAHC and 10% owned by the Company's Labor Union*

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management ("Property Management Framework Agreement") dated 1 January 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years from the date of this agreement. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. The Property Management Framework Agreement has been approved by the INEDs.

For the year ended 31 December 2007, the property management and maintenance fee incurred by the Group amounted to RMB31,000,000 pursuant to the Property Management Framework Agreement.

(C) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term.

(D) Leases

In order to comply with the various requirements under Listing Rules in respect of connected transactions of the Group and CSAHC, revised or renewed the following connected transactions of the Company in relation to the leases of certain parcels of land, properties and office premises:

(1) On 22 May 1997, the Company and CSAHC entered into a Lease Agreement pursuant to which CSAHC leased to the Company certain land and properties at various locations in Guangzhou, Haikou and Wuhan for a term of five years, which was renewable by agreement between both parties thereto. (For details, please refer to the 2003 Prospectus of Public Offering of A Shares of the Company.)

On 15 May 2001, the Company and CSAHC entered into a lease agreement pursuant to which CSAHC leased to the Company certain parcels of land, properties, and buildings at various locations at Hengyang, Jingzhou (previously known as "Shashi") and Nanyang for a term of five years, and the rents were calculated on the basis of annual depreciation method. Such Lease Agreement was renewable by agreement between both parties thereto.

In order to comply with the relevant provisions of the Listing Rules regarding connected transactions, the Company and CSAHC have entered into a general lease agreement based on the above agreements through determination and negotiation regarding the actual situation of the lands, properties and buildings located in above areas. This Lease Agreement takes effect retrospectively on 1 January 2006, and is valid for a term of three years. Under this Lease Agreement, the total rent payable is RMB86,029,619.01, of which, the annual rents payable for the year 2006, 2007 and 2008 are RMB27,543,606.01, RMB28,657,966.99 and RMB29,828,046.01 respectively. However, the total rents in the original several lease agreements are RMB92,452,479.48 for the term of five years.

(2) The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

(3) The Company, CSAHC and China Northern Airlines ("CNA") entered into a Land Use Right Lease Agreement dated 12 November 2004, under which CSAHC and CNA leased to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia. The lease is for a fixed term of three years, commencing from 31 December 2004, and is renewable upon request of the Company by written notice of not less than three months before the end of the fixed term, subject to compliance with the relevant requirements of the Listing Rules by the Company. The consideration for the lease, which is determined after arm's length negotiation between the parties, is RMB43,758,000 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month. This agreement expired on 31 December 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For datails, please refer to item (6) below.

Report of the Directors (Cont'd)

(4) The Company, CSAHC and Xinjiang Airlines ("XJA") entered into a Property Lease Agreement dated 12 November 2004, under which CSAHC and XJA leased to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of XJA situated in Xinjiang and Russia. The lease is for a fixed term of three years, commencing from 31 December 2004, and is renewable upon request of the Company by written notice of not less than three months before the end of the fixed term, subject to compliance with the relevant requirements of the Listing Rules by the Company. The consideration for lease agreement is RMB5,798,000 per year, payable in arrear by cheque, in cash or by bank transfer, and is determined after arm's length negotiation between the parties. This lease agreement expired on 31 December 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For details, please refer to item (6) below.

(5) The Company and CSAHC entered into a Property Lease Agreement dated 12 November 2004, under which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to XJA and CNA for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin. The lease is for a fixed term of three years, commencing from 31 December 2004, and is renewable upon request of the Company by written notice of not less than three months before the end of the fixed term, subject to compliance with the relevant requirements of the Listing Rules by the Company. The rent for the land use rights of the designated lands under the lease agreement is RMB22,298,000 per year. This lease agreement expired on 31 December 2007 and the Company and CSAHC had entered into a new agreement regarding the said lease. For details, please refer to item (6) below.

(6) Due to the expiration on 31 December 2007 of the Land Use Rights Lease Agreement, the Property Lease Agreement between the Company and CSAHC, and CNA, as well as the Property Lease Agreement between the Company and CSAHC, and XJA as disclosed in items (3), (4) and (5) above, and in order to ensure normal operation of the Company, the Company, based on the current actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on 10 January 2008 and effective for a period from 1 January 2008 to 31 December 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the lease areas of the related lands and properties were changed to 1,104,209.69 square metres and 197,010.37 square metres respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged. The INEDs have approved the above two agreements.

(E) **ACQUISITION/DISPOSAL OF ASSETS**

The Company entered into an agreement on 14 August 2007 with CSAHC for the acquisition from CSAHC of the entire equity interests in Catering Company, the assets of 廣州碧花園訓練中心 (Guangzhou BiHuaYuan Training Centre), certain physical assets of Nan Lung Travel & Express (Hong Kong) Limited ("Nan Lung") and the 51% equity interest in Nan Lung International Freight Limited held by Nan Lung for a total consideration of RMB270,000,000, and for the sale to CSAHC of a 90% interest in Guangzhou Aviation Hotel at a consideration of RMB75,000,000. The resolutions relating to the above transactions were unanimously approved by the INEDs.

The INEDs have confirmed to the Board that they have reviewed the connected transactions described in (B) through (E) above (the "Connected Transactions") and have concluded that:

(a) the Connected Transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the Connected Transactions have been entered into either (i) on normal commercial terms (by reference to the transactions of a similar nature made by similar entities within the PRC) or (ii) (where there is no available comparison) on terms no less favourable to the Group than the terms available to or from (as appropriate) independent third parties; and

(c) the Connected Transactions have been carried out in accordance with the terms of the relevant agreement governing each such Connected Transactions on terms that are fair and reasonable, and are in the interests of the shareholders of the Company as a whole.

The auditors of the Company have carried out the agreed upon procedures on the Connected Transactions and provided the Board with a letter (the "Letter") stating that:

(a) the Connected Transactions have been approved by the Board;

(b) they have carried out the agreed upon procedures on selected samples of each of the Connected Transactions, and confirmed that the prices charged for each of the transactions selected were in accordance with the pricing terms set out in the relevant agreements governing such transactions;

(c) except for (d) below, each of the Connected Transactions has not exceeded the cap disclosed in the previous announcements;

(d) as at 31 December 2007, no cap was established for each of the following continuing connected transactions:

Report of the Directors (Cont'd)

- agreement dated 23 May 1997 with Shenzhen Air Catering Company Limited for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen;
- agreement dated 7 October 1993 with Australian Pilot College for the provision of pilot training in Australia to the cadet pilots of the Group; and
- agreement dated 22 May 1997 with Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products.

DONATIONS

For the year ended 31 December 2007, the Group made donations for charitable purposes amounting to RMB8,000,000.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2007, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

LITIGATION

Save as disclosed in note 47(b) to the financial statements prepared under IFRS, as at 31 December 2007, the Group was not involved in any material litigations.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By order of the Board
Liu Shao Yong
Chairman

Guangzhou, the PRC
18 April 2008

Report of the Supervisory Committee

Dear Shareholders,

In 2007, the Supervisory Committee of the Company faithfully carried out their duties and obligations with diligence in accordance with the "Working Procedures for the Supervisory Committee of China Southern Airlines Company Limited" subject to the Company Law of the PRC and Articles of Association of the Company. Members of the committee participated in all Board meetings of the Directors, supervised the assembly of Board meetings and the review and resolution procedure of the Board meetings, monitored the financial position of the Company and the conduct of the Directors and the senior management of the Company in discharge of their duties and their compliance with the applicable laws and regulations and the Company's Articles of Association, in protection of the legitimate rights and interests of the shareholders and the Company as a whole.

I. PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company held five meetings in 2007, details of which are as follows:

(1) The Supervisory Committee of the Company held a meeting on 16 April 2007, during which the following resolutions were considered and adopted:

1. the 2006 annual report, including the full version and the summary, and the results announcement (for A Shares and H Shares) of the Company were reviewed and approved;

2. the 2006 report of the Supervisory Committee was reviewed and approved and was approved to be submitted to the general meeting for approval;

(2) The Supervisory committee held a temporary meeting on 29 April 2007, details of which are as follows:

The nomination of Sun Xiao Yi, Yang Guang Hua, Liu Biao, Yang Yi Hua, Liang Zhong Gao as candidates of the Fifth session of Supervisory Committee was reviewed and approved, and was approved to be submitted to the general meeting for approval;

(3) The Supervisory Committee held a meeting on 28 June 2007, details of which are as follows:

Mr. Sun Xiao Yi was elected as Chairman of the Fifth Session of Supervisory Committee;

(4) The Supervisory Committee held a meeting on 20 August 2007, details of which are as follows:

The 2007 interim report, including the summary and full version, and the results announcement (including A shares and H shares) of the Company were reviewed and approved;

(5) The Supervisory Committee held a meeting on 23 November 2007, details of which are as follows:

The resignation of Liu Biao was reviewed and approved, and was approved to be submitted to the general meeting for approval.

Report of the Supervisory Committee (Cont'd)

II. THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

(1) The Company's policy making process and its operation were in compliance with the laws and the Company established a relatively comprehensive internal control system. The Directors, President and other senior management staff of the Company were devoted to implement all resolutions passed at the Board meeting. The Supervisory Committee was not aware of any actions of the Directors or senior management of the Company who, in carrying out their duties, violated any applicable laws, regulations, the Articles of Association of the Company or were prejudicial to the interests of the Company.

(2) The Supervisory Committee was of the opinion that strict supervision and continued improvement over financial management and internal control ensured a smooth production and operation process. The Company's financial statements for 2007 gave a true and fair view of its financial position and operating results. The unqualified opinion expressed in the auditors' reports issued by KPMG and KPMG Huazhen gave an objective and fair view.

(3) The Supervisory Committee was of the opinion that the use of proceeds from the offering was in accordance with the disclosure in the prospectus and such use of proceeds had not been changed.

(4) The Supervisory Committee was not aware of any insider dealings or acts which impaired the Shareholders' interests or caused loss of assets of the Company in the course of acquisition or disposal of assets.

(5) The Supervisory Committee was of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market value without prejudice to the interests of the Company and its minority shareholders.

By Order of the Supervisory Committee

Sun Xiao Yi
Chairman of the Supervisory Committee

Guangzhou, the PRC
18 April 2008

Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of and complied with the Code throughout the year ended 31 December 2007, and adopted sound governance and disclosure practices accordingly.

Below are the corporate governance practices adopted by the Company.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting, the rules and procedures of board meeting, the President's working guidelines.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman, Liu Shao Yong, are separate from that of the President, Si Xian Min. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

Corporate Governance Report (Cont'd)

During the year ended 31 December 2007, the members of the Board comprise eight executive Directors and four independent non-executive Directors. The brief biographical details of the Directors are set out on pages 255 to 259 of this Annual Report.

The Board held 62 meetings in 2007, all of which were convened in accordance with the articles of association of the Company, and the individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of meetings) Attended/ Eligible to attend
Executive directors	
Liu Shao Yong *(Chairman)*	62/62
Li Wen Xin	61/62
Wang Quan Hua	62/62
Zhao Liu An	61/62
Si Xian Min *(President)*	61/62
Tan Wan Geng *(Executive Vice President)*	62/62
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*	62/62
Chen Zhen You	62/62
Independent non-executive directors ("INED")	
Peter Lok (retired on 28 June 2007)	26/26
Wei Ming Hai (retired on 28 June 2007)	26/26
Wang Zhi	62/62
Sui Guang Jun	61/62
Gong Hua Zhang (appointed on 28 June 2007)	36/36
Lam Kwong Yu (appointed on 28 June 2007)	36/36

The experience and views of our INEDs are held in high regard and serve as effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual confirmation from each INED of his independence from the Company and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2007, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

BOARD COMMITTEES

The Company has put in place an audit committee, a remuneration and assessment committee, a nomination committee and further details of the roles and functions and the composition of each of these committees are set out below.

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. The Audit Committee is chaired by Gong Hua Zhang with Wang Zhi and Sui Guang Jun as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company's internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held nine meetings in 2007. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/ Eligible to attend
Wei Ming Hai *(chairman)* (Retired on 28 June 2007)	5/5
Gong Hua Zhang *(chairman)* (Appointed on 28 June 2007)	4/4
Wang Zhi	9/9
Sui Guang Jun	9/9

Corporate Governance Report (Cont'd)

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services performed for the Group.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2006 and 2007:

	2007 RMB Million	2006 RMB Million
Audit fees	**16**	15
Non-audit fees	**3** [(1)]	4 [(1)]
Total	**19**	19

(1) Including the fee for providing SOX Act advisory services to the Group.

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2007, the Remuneration and Assessment Committee is comprised of three members and chaired by Sui Guang Jun (INED) together with Gong Hua Zhang (INED) and Wang Quan Hua (Director) as members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company's "preliminary proposals on annual emoluments of the directors and senior management of the Group". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee held two meetings in 2007, all of which were held according to its rules and procedures. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	**Attended/ Eligible to attend**
Sui Guang Jun *(Chairman)*	2/2
Wei Ming Hai (Retired on 28 June 2007)	2/2
Wang Quan Hua	2/2
Gong Hua Zhang (Appointed on 28 June 2007)	–/–

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2007.

NOMINATION COMMITTEE

The Nomination Committee was established on 28 June 2007. Before that, nomination of directors and other senior management was mainly undertaken by the Board. According to the articles of association, the Board has the authority to appoint from time to time any person as director to fill a vacancy or as additional director. In selecting candidate directors, the Board focuses on their qualifications, technical skills, experiences (in particular, the experience in the industry in which the Group operates in case of candidates of executive directors) and expected contributions to the Group.

As at 31 December 2007, the Nomination Committee consists of three members, Messers Liu Shao Yong, Wang Zhi and Gong Hua Zhang. Most of them are INEDs and Mr. Liu Shao Yong acts as the chairman. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the articles of association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held three meetings in 2007. The Nomination Committee has performed all its obligations under their terms of reference in 2007. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	**(No. of meetings) Attended/ Eligible to attend**
Liu Shao Yong *(Chairman)*	3/3
Wang Zhi	3/3
Gong Hua Zhang	3/3

Corporate Governance Report (Cont'd)

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Directors' interests in the securities of the Company as of 31 December 2007 are disclosed on pages 19 to 34 of the Report of the directors in this Annual Report. Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors have for the year ended 31 December 2007 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditors, KPMG and KPMG Huazhen, are set out on pages 43 to 44 and page 133 respectively. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

INTERNAL CONTROL

The Board has overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2007.

Independent Auditor's Report

KPMG

Independent auditor's report to the shareholders
of China Southern Airlines Company Limited
(Incorporated in The People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 45 to 132, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report (Cont'd)

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

18 April 2008

Consolidated Income Statement

For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating revenue			
Traffic revenue	3	53,297	45,087
Other operating revenue	3	1,205	1,132
Total operating revenue		54,502	46,219
Operating expenses			
Flight operations	4	29,082	25,022
Maintenance	5	4,643	3,999
Aircraft and traffic servicing	6	8,160	7,063
Promotion and sales	7	3,478	2,811
General and administrative	8	1,983	1,941
Depreciation and amortisation	9	5,554	4,971
Others		113	100
Total operating expenses		53,013	45,907
Other income, net	12	130	333
Operating profit		1,619	645
Non-operating income/(expenses)			
Interest income		73	41
Interest expense	11	(2,291)	(2,070)
Share of associates' results	21	57	5
Share of jointly controlled entities' results	22	123	115
Gain/(loss) on derivative financial instruments, net		90	(19)
Exchange gain, net		2,832	1,492
Gain on sale of other investments in equity securities		107	–
Gain on sale of subsidiary	44(c)	7	–
Others, net		306	148
Total net non-operating income/(expenses)		1,304	(288)
Profit before taxation		2,923	357
Income tax expense	14	(858)	(153)
Profit for the year		2,065	204

Consolidated Income Statement (Cont'd)

For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Attributable to			
Equity shareholders of the Company	15	**1,871**	188
Minority interests		**194**	16
Profit for the year		**2,065**	204
Earnings per share	17		
Basic		**RMB0.43**	RMB0.04
Diluted		**RMB0.43**	RMB0.04

The notes on pages 54 to 132 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	18	**58,441**	56,335
Construction in progress	19	**11,385**	9,587
Lease prepayments		**556**	493
Interest in associates	21	**219**	149
Interest in jointly controlled entities	22	**873**	870
Other investments in equity securities	23	**168**	261
Lease deposits		**659**	782
Available-for-sale equity securities	24	**362**	69
Deferred tax assets	25	**11**	95
Other assets	26	**469**	260
		73,143	68,901
Current assets			
Financial assets	27	**2**	–
Inventories	28	**1,213**	1,315
Trade receivables	29	**1,966**	1,512
Other receivables		**1,075**	879
Prepaid expenses and other current assets		**592**	585
Amounts due from related companies	34	**118**	128
Cash and cash equivalents	30	**3,824**	2,264
		8,790	6,683
Current liabilities			
Financial liabilities	27	**5**	26
Bank and other loans	31	**24,948**	23,822
Obligations under finance leases	32	**2,877**	3,091
Trade payables	33	**1,844**	1,909
Sales in advance of carriage		**1,885**	1,436
Taxes payable		**500**	126
Amounts due to related companies	34	**194**	254
Accrued expenses	35	**7,354**	5,463
Other liabilities	36	**2,994**	2,736
		42,601	38,863
Net current liabilities	45(a)	**(33,811)**	(32,180)
Total assets less current liabilities		**39,332**	36,721

Consolidated Balance Sheet (Cont'd)

At 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current liabilities and deferred items			
Bank and other loans	31	**9,074**	10,018
Obligations under finance leases	32	**12,858**	12,307
Provision for major overhauls	37	**683**	805
Provision for early retirement benefits	38	**230**	306
Deferred credits		**1,027**	792
Deferred tax liabilities	25	**748**	372
		24,620	24,600
Net assets		**14,712**	12,121
Capital and reserves			
Share capital	39	**4,374**	4,374
Reserves	40	**7,872**	5,814
Total equity attributable to equity shareholders of the Company		**12,246**	10,188
Minority interests		**2,466**	1,933
Total equity		**14,712**	12,121

Approved and authorised for issue by the board of directors on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 54 to 132 form part of these financial statements.

Balance Sheet

At 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current assets			
Property, plant and equipment, net	18	47,575	46,637
Construction in progress	19	10,537	8,498
Lease prepayments		353	298
Interest in subsidiaries	20	1,645	1,775
Investments in associates	21	162	122
Investments in jointly controlled entities	22	804	654
Other investments in equity securities	23	101	114
Lease deposits		554	676
Available-for-sale equity securities	24	245	69
Deferred tax assets	25	–	95
Other assets	26	417	214
		62,393	59,152
Current assets			
Financial assets	27	2	–
Inventories	28	989	1,089
Trade receivables	29	1,592	1,200
Other receivables		954	720
Prepaid expenses and other current assets		502	480
Amounts due from related companies	34	118	128
Cash and cash equivalents	30	3,234	1,786
		7,391	5,403
Current liabilities			
Financial liabilities	27	5	26
Bank and other loans	31	23,632	22,218
Obligations under finance leases	32	2,855	3,091
Trade payables	33	1,550	1,645
Sales in advance of carriage		1,676	1,246
Taxes payables		422	77
Amounts due to related companies	34	142	234
Accrued expenses	35	5,934	4,387
Other liabilities	36	2,515	2,086
		38,731	35,010
Net current liabilities		(31,340)	(29,607)
Total assets less current liabilities		31,053	29,545

Balance Sheet (Cont'd)

At 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Non-current liabilities and deferred items			
Bank and other loans	31	**6,723**	7,371
Obligations under finance leases	32	**12,305**	12,307
Provision for major overhauls	37	**551**	556
Provision for early retirement benefits	38	**222**	295
Deferred credits		**1,027**	792
Deferred tax liabilities	25	**66**	–
		20,894	21,321
Net assets		**10,159**	8,224
Capital and reserves			
Share capital	39	**4,374**	4,374
Reserves	40	**5,785**	3,850
Total equity		**10,159**	8,224

Approved and authorised for issue by the board of directors on 18 April 2008.

Liu Shao Yong
Director

Si Xian Min
Director

Xu Jie Bo
Director

The notes on pages 54 to 132 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note)	(Accumulated losses)/ retained earnings RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
At 1 January 2006	4,374	5,325	–	603	(302)	10,000	1,936	11,936
Profit for the year	–	–	–	–	188	188	16	204
Acquisition of equity interest held by minority shareholders	–	–	–	–	–	–	(12)	(12)
Distributions to minority shareholders	–	–	–	–	–	–	(7)	(7)
At 31 December 2006	4,374	5,325	–	603	(114)	10,188	1,933	12,121
At 1 January 2007	4,374	5,325	–	603	(114)	10,188	1,933	12,121
Profit for the year	–	–	–	–	1,871	1,871	194	2,065
Capital contribution by minority shareholders	–	–	–	–	–	–	240	240
Acquisition of Nan Lung Freight and Air Catering (Note 44(b))	–	–	–	–	–	–	80	80
Disposal of equity interest to minority shareholders (Note 44(c))	–	–	–	–	–	–	(8)	(8)
Changes in fair value of available-for-sale securities, net (Note 24)	–	–	183	–	–	183	35	218
Distributions to minority shareholders	–	–	–	–	–	–	(8)	(8)
Share of an associate's reserves movement	–	–	–	4	–	4	–	4
At 31 December 2007	**4,374**	**5,325**	**183**	**607**	**1,757**	**12,246**	**2,466**	**14,712**

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 40.

The notes on pages 54 to 132 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2007 RMB million	2006 RMB million
Profit before taxation	2,923	357
Depreciation of property, plant and equipment	5,597	4,999
Other amortisation	28	33
Amortisation of deferred credits	(71)	(61)
Impairment loss	109	–
Share of associates' results	(57)	(5)
Share of jointly controlled entities' results	(123)	(115)
Gain on sale of property, plant and equipment, net	(130)	(333)
Gain on sale of other investments in equity securities	(107)	–
Gain on sale of subsidiary	(7)	–
Interest income	(73)	(41)
Interest expense	2,291	2,070
(Gain)/loss on derivative financial instruments, net	(90)	19
Dividend income from other investments in equity securities	(12)	(7)
Unrealised exchange gain, net	(2,832)	(1,492)
Decrease in inventories	108	95
(Increase)/decrease in trade receivables	(349)	36
Decrease in other receivables	304	152
Increase in prepaid expenses and other current assets	(8)	(205)
(Decrease)/increase in net amounts due to related companies	(50)	113
Decrease in trade payables	(95)	(2,048)
Increase in sales in advance of carriage	449	23
Increase in accrued expenses	1,846	568
Increase/(decrease) in other liabilities	245	(247)
(Decrease)/increase in provision for major overhauls	(122)	504
(Decrease)/increase in provision for early retirement benefits	(76)	306
Cash inflows from operations	9,698	4,721
Interest received	73	41
Interest paid	(2,814)	(2,419)
Income tax paid	(88)	(46)
Net cash inflows from operating activities	6,869	2,297

Consolidated Cash Flow Statement (Cont'd)

For the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2007 RMB million	2006 RMB million
Investing activities		
Proceeds from sale of property, plant and equipment	288	490
Proceeds from sale of other investments in equity securities	127	–
Net cash settlement of derivative financial instruments	67	7
Dividends received from associates	–	33
Dividends received from jointly controlled entities	79	50
Dividends received from other investments	12	7
Decrease in other non-current assets	–	16
Payment of acquisition of equity interest held by minority shareholders	–	(12)
Payment of lease deposits	(86)	(136)
Refund of lease deposits	165	103
Capital expenditures	(5,502)	(6,044)
Payment for the investment in associate and other investments	(10)	(31)
Through the acquisition of CSAHC Hainan (Note 44(d))	–	33
Payment for acquisition of Nan Lung Freight and Air Catering (Note 44(b))	(58)	–
Proceeds from disposal of GZ Aviation Hotel (Note 44(c))	74	–
Net cash used in investing activities	(4,844)	(5,484)
Net cash inflows/(outflows) before financing activities	2,025	(3,187)
Financing activities		
Proceeds from bank and other loans	30,984	24,983
Repayment of bank and other loans	(28,660)	(19,113)
Repayment of principal under finance lease obligations	(3,021)	(3,313)
Capital contribution received from minority shareholders	240	–
Dividends paid to minority shareholders	(8)	(7)
Net cash (outflow)/inflows from financing activities	(465)	2,550
Increase/(decrease) in cash and cash equivalents	1,560	(637)
Cash and cash equivalents at 1 January	2,264	2,901
Cash and cash equivalents at 31 December	3,824	2,264

The notes on pages 54 to 132 form part of these financial statements.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company. There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. A summary of the principal accounting policies adopted by the Group is set out below.

However, as a result of the adoption of IFRS 7, *Financial instruments: Disclosures* and the amendment to IAS 1, *Presentation of financial statements: Capital disclosures*, there have been some additional disclosures provided as follows:

- As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, *Financial instruments: Disclosure and presentation*. These disclosures are provided throughout these financial statements, in particular in note 45.

- The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 39.

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 52).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) Basis of preparation of the financial statements

At 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811 million, which includes bank and other loans repayable within one year of RMB24,948 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 45(a).

The consolidated financial statements for the year ended 31 December 2007 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- Certain property, plant and equipment (Note 2(h));
- Certain assets held under finance leases (Note 2(j));
- Derivative financial instruments (Note 2(g)); and
- Available-for-sale securities (Note 2(f)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 50.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Notes 2(o) or (p) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (Notes 2(e) and (l)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale securities are those non-derivative financial assets that are designated as available for sale. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in accordance with the policy set out in Note 2(v)(iii). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(1)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognised at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(ii).

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(h) Property, plant and equipment (cont'd)

(ii) Other property, plant and equipment

Items of property, plant and equipment are initially stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent to the revaluation of the Group's property, plant and equipment as at 31 December 1996 (Note 18(d)), which was based on depreciated replacement costs, certain of the Group's property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation.

Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Changes arising on the revaluation of property, plant and equipment are generally dealt with in reserves. The only exceptions are as follows:

- When a deficit arises on revaluation, it will be charged to profit or loss to the extent that it exceeds the amount held in the reserve in respect of that same asset immediately prior to the revaluation; and

- When a surplus arises on revaluation, it will be credited to profit or loss to the extent that a deficit on revaluation in respect of that same asset had previously been charged to profit or loss.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(h) Property, plant and equipment (cont'd)

(ii) Other property, plant and equipment (cont'd)

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotatable spares	2.5 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranged from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entities: Notes 2(c) and 2(d)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

– significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

– a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(i) Impairment of investments in equity securities and other receivables (cont'd)

If any such evidence exists, any impairment loss is determined and recognised as follows:

– For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

– For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

– For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment carried at cost less accumulated depreciation;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Deferred expenditure;
- Investments in subsidiaries, associates and jointly controlled entities; and
- Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred credits

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(u) Income tax (cont'd)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(v) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iii) Dividend income is recognised when the shareholder's right to receive payment is established.

(iv) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(v) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(bb) Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(cc) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing on the balance sheet date. Exchange gains and losses are recognised in non-operating income/(expenses) in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing on the dates the fair value was determined.

(dd) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(ee) Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3 TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2007 RMB million	2006 RMB million
Traffic revenue		
Passenger	49,600	41,549
Cargo and mail	3,697	3,538
	53,297	45,087
Other operating revenue		
Commission income	281	238
General aviation income	108	91
Ground services income	241	184
Air catering income	81	50
Rental income	119	107
Others	375	462
	1,205	1,132
	54,502	46,219

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international, Hong Kong and Macau flights. Sales tax incurred by the Group during the year ended 31 December 2007, netted off against revenue, amounted to RMB1,574 million (2006: RMB1,300 million).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

4 FLIGHT OPERATIONS EXPENSES

	2007 RMB million	2006 RMB million
Jet fuel costs	**18,316**	16,193
Operating lease charges		
– Aircraft and flight equipment	**3,735**	3,027
– Land and buildings	**320**	249
Air catering expenses	**1,350**	1,170
Aircraft insurance	**207**	274
Flight personnel payroll and welfare	**2,226**	1,697
Training expenses	**517**	389
CAAC Infrastructure Development Fund contributions	**1,250**	1,127
Others	**1,161**	896
	29,082	25,022

5 MAINTENANCE EXPENSES

	2007 RMB million	2006 RMB million
Repairing and maintenance charges	**4,111**	3,585
Maintenance materials	**532**	414
	4,643	3,999

6 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2007 RMB million	2006 RMB million
Landing and navigation fees	**6,030**	5,343
Ground service and other charges	**2,130**	1,720
	8,160	7,063

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

7 PROMOTION AND SALES EXPENSES

	2007 RMB million	2006 RMB million
Sales commissions	1,789	1,489
Ticket office expenses	1,016	824
Computer reservation services	385	307
Advertising and promotion	108	43
Others	180	148
	3,478	2,811

8 GENERAL AND ADMINSTRATIVE EXPENSES

	2007 RMB million	2006 RMB million
General corporate expenses	1,811	1,897
Auditors' remuneration	16	15
Impairment on aircraft (Note 18(j))	109	–
Other taxes and levies	47	29
	1,983	1,941

9 DEPRECIATION AND AMORTISATION

	2007 RMB million	2006 RMB million
Depreciation		
– Owned assets	4,232	3,678
– Assets acquired under finance leases	1,365	1,321
Amortisation of deferred credits	(71)	(61)
Other amortisation	28	33
	5,554	4,971

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

10 STAFF COSTS

	2007 RMB million	2006 RMB million
Salaries, wages and welfare	5,130	3,854
Retirement scheme contributions	614	584
Early retirement benefits (Note 38)	12	392
	5,756	4,830

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 4 to 8 above.

11 INTEREST EXPENSE

	2007 RMB million	2006 RMB million
Interest on bank and other loans wholly repayable within five years	1,986	1,675
Interest on other loans	105	138
Finance charges on obligations under finance leases	743	716
Other interest expense (Note 38)	15	–
Less: borrowing costs capitalised	(558)	(459)
	2,291	2,070

The borrowing costs have been capitalised at rates ranging from 5.30% to 5.84% per annum in 2007 (2006: 5.29% to 5.61% per annum).

12 OTHER INCOME, NET

	2007 RMB million	2006 RMB million
Gain on sale of property, plant and equipment, net		
– Aircraft and spare engines	106	329
– Other property, plant and equipment	24	4
	130	333

In 2007, the Group recognised a gain on disposal of property, plant and equipment of RMB106 million on selling of 11 MD82 aircraft, three MD82 spare engines and one Boeing 737-500 spare engine to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

In 2006, the Group recognised a gain on disposal of property, plant and equipment of RMB329 million on selling of three Boeing 757-200 aircraft to certain independent third parties, being the excess of the sale proceeds over the carrying amounts of the assets and related disposal costs.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

13 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2007 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Liu Shao Yong (Note (i))	–	737	–	14	751
Li Wen Xin	–	329	–	14	343
Wang Quan Hua	–	597	–	14	611
Zhao Liu An (Note (i))	–	576	–	14	590
Si Xian Min	–	670	–	13	683
Tan Wan Geng	–	542	–	13	555
Xu Jie Bo	–	529	–	13	542
Chen Zhen You	–	513	–	16	529
Supervisors					
Sun Xiao Yi	–	597	–	14	611
Yang Guang Hua	–	565	–	8	573
Yang Yi Hua	–	209	–	16	225
Liang Zhong Gao (Note (iii))	–	232	–	12	244
Liu Biao (Note (iv))	–	134	–	2	136
Independent non-executive directors					
Peter Lok (Note (ii))	49	–	–	–	49
Wei Ming Hai (Note (ii))	50	–	–	–	50
Gong Hua Zhang (Note (iii))	50	–	–	–	50
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
Lam Kwong Yu, Albert (Note (iii))	48	–	–	–	48
	397	6,230	–	163	6,790

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

13 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(a) Directors' and supervisors' emoluments (cont'd)

Details of directors' and supervisors' emoluments for the year ended 31 December 2006 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Liu Shao Yong (Note (i))	–	472	–	14	486
Li Wen Xin	–	87	–	3	90
Wang Quan Hua	–	374	–	14	388
Zhao Liu An (Note (i))	–	374	–	14	388
Si Xian Min	–	442	–	13	455
Tan Wan Geng	–	271	–	11	282
Xu Jie Bo	–	357	–	13	370
Chen Zhen You	–	253	–	13	266
Zhou Yong Qian	–	146	–	3	149
Supervisors					
Sun Xiao Yi	–	374	–	14	388
Yang Guang Hua	–	374	50	13	437
Yang Yi Hua	–	220	–	13	233
Independent non-executive directors					
Peter Lok	102	–	–	–	102
Wei Ming Hai	100	–	–	–	100
Wang Zhi	100	–	–	–	100
Sui Guang Jun	100	–	–	–	100
	402	3,744	50	138	4,334

Notes:

(i) The above amounts included salaries paid to these directors as pilots of the Company.

(ii) Retired on 28 June 2007.

(iii) Appointed on 28 June 2007.

(iv) Appointed on 28 June 2007 and resigned on 18 January 2008.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

13 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(b) Individuals with highest emoluments

In 2007 and 2006, one of the five individuals (2006: none) with the highest emoluments are directors. The aggregate of the emoluments in respect of four (2006: five) individuals during the year are as follows:

	2007 RMB million	2006 RMB million
Salaries, allowances and benefits in kind	3,162	2,680
Retirement scheme contributions	50	58
	3,212	2,738

The emoluments of the four (2006: five) individuals with the highest emoluments are within the following band:

	2007 Number of individuals	2006 Number of individuals
Nil to HK$1,000,000 (RMB972,700 equivalent (2006: RMB1,025,000 equivalent))	4	5

14 INCOME TAX EXPENSE

(a) Income tax expense in the consolidated income statement

	2007 RMB million	2006 RMB million
PRC income tax		
Provision for the year	408	160
Over-provision in prior year	(58)	(16)
	350	144
Deferred tax (Note 25)	508	9
Income tax expense	858	153

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

14 INCOME TAX EXPENSE (cont'd)

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2007 RMB million	2006 RMB million
Profit before taxation	2,923	357
Tax on profit before taxation, calculated at the rates applicable to profit in the tax jurisdiction concerned (Note i)	482	50
Adjustments for tax effect of:		
Non-deductible expenses	250	127
Share of results of associates and jointly controlled entities	(36)	(22)
Tax losses not recognised	28	39
Effect of change in tax rate (Note ii)	196	(21)
Over provision in prior years	(58)	(16)
Others	(4)	(4)
Actual tax expense	858	153

Notes:

(i) The statutory income tax rate in the PRC is 33%. Headquarter of the Company is taxed at a preferential rate of 18% (2006: 18%), and its branches are taxed at rates ranging from 15% to 33% (2006: 15% to 33%). The subsidiaries of the Group are taxed at rates ranging from 7.5% to 33% (2006: 15% to 33%).

(ii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which has taken effect from 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% to 25% with effect from 1 January 2008. Pursuant to new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

The deferred tax assets and liabilities as at 31 December 2007 have been remeasured for the change in applicable tax rates as a result of the new tax law.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

15 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to equity shareholders of the Company for the year ended 31 December 2007 includes a profit of RMB1,473 million (2006: loss of RMB163 million) which has been dealt with in the financial statements of the Company.

16 DIVIDENDS

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2007.

No dividend was paid in respect of the year ended 31 December 2006.

17 EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB1,871 million (2006: RMB188 million) and the weighted average number of shares in issue during the year of 4,374 million (2006: 4,374 million).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2006	264	7,023	28,961	22,675	10,047	2,867	71,837
Additions	–	–	843	4,037	769	339	5,988
Transfer from construction in progress	–	516	677	580	12	46	1,831
Through the acquisition of CSAHC Hainan (Note 44(d))	–	34	39	–	41	17	131
Reclassification on exercise of purchase options	–	–	3,273	(3,273)	–	–	–
Reclassification	–	(172)	–	–	–	172	–
Disposals	–	(780)	(580)	(204)	(575)	(133)	(2,272)
At 31 December 2006	264	6,621	33,213	23,815	10,294	3,308	77,515
Representing:							
Cost	264	6,266	27,420	19,475	8,120	2,824	64,369
Valuation – 1996 (Note (d))	–	355	5,793	4,340	2,174	484	13,146
	264	6,621	33,213	23,815	10,294	3,308	77,515
At 1 January 2007	264	6,621	33,213	23,815	10,294	3,308	77,515
Additions	2	159	1,149	4,340	698	282	6,630
Transfer from construction in progress	–	129	681	396	73	5	1,284
Through the acquisition of Nan Lung Freight and Air Catering (Note 44(b))	–	24	–	–	–	53	77
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Disposals	–	(141)	(359)	(63)	(376)	(200)	(1,139)
At 31 December 2007	**266**	**6,792**	**37,389**	**25,783**	**10,689**	**3,448**	**84,367**
Representing:							
Cost	266	6,440	32,016	21,496	8,540	3,039	71,797
Valuation – 1996 (Note (d))	–	352	5,373	4,287	2,149	409	12,570
	266	**6,792**	**37,389**	**25,783**	**10,689**	**3,448**	**84,367**

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(a) The Group (cont'd)

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2006	47	858	5,877	4,002	5,113	1,686	17,583
Charge for the year	11	237	1,984	1,321	995	451	4,999
Reclassification on exercise of purchase options	–	–	1,034	(1,034)	–	–	–
Reclassification	–	(41)	–	–	–	41	–
Disposals	–	(56)	(510)	(204)	(513)	(119)	(1,402)
At 31 December 2006	58	998	8,385	4,085	5,595	2,059	21,180
At 1 January 2007	58	998	8,385	4,085	5,595	2,059	21,180
Charge for the year	11	286	2,554	1,365	1,037	344	5,597
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Disposals	–	(27)	(359)	(63)	(343)	(168)	(960)
Impairment loss for the year (Note (j))	–	–	109	–	–	–	109
At 31 December 2007	**69**	**1,257**	**11,567**	**4,509**	**6,289**	**2,235**	**25,926**
Net book value:							
At 31 December 2007	**197**	**5,535**	**25,822**	**21,274**	**4,400**	**1,213**	**58,441**
At 31 December 2006	206	5,623	24,828	19,730	4,699	1,249	56,335

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost or valuation:							
At 1 January 2006	264	3,773	22,261	22,675	8,320	1,968	59,261
Additions	–	–	218	4,037	751	236	5,242
Transfer from construction in progress	–	394	–	580	12	45	1,031
Through the acquisition of CSAHC Hainan (Note 44(d))	–	34	39	–	41	17	131
Transfer from Guangxi Airlines (Note 20)	–	147	–	–	177	63	387
Reclassification on exercise of purchase options	–	–	3,273	(3,273)	–	–	–
Reclassification	–	(172)	–	–	–	172	–
Disposals	–	(685)	(580)	(204)	(420)	(93)	(1,982)
At 31 December 2006	264	3,491	25,211	23,815	8,881	2,408	64,070
Representing:							
Cost	264	3,297	21,034	19,475	7,056	2,144	53,270
Valuation – 1996 (Note (d))	–	194	4,177	4,340	1,825	264	10,800
	264	3,491	25,211	23,815	8,881	2,408	64,070
At 1 January 2007	264	3,491	25,211	23,815	8,881	2,408	64,070
Additions	–	120	468	3,712	646	169	5,115
Transfer from construction in progress	–	53	–	396	73	–	522
Transfer to Chongqing Airlines (Note 20)	–	–	(809)	–	–	–	(809)
Reclassification on exercise of purchase options	–	–	2,705	(2,705)	–	–	–
Transfer from subsidiary	–	593	–	–	–	27	620
Disposals	–	(9)	(312)	(63)	(144)	(135)	(663)
At 31 December 2007	**264**	**4,248**	**27,263**	**25,155**	**9,456**	**2,469**	**68,855**
Representing:							
Cost	264	4,054	23,485	20,868	7,631	2,275	58,577
Valuation – 1996 (note (d))	–	194	3,778	4,287	1,825	194	10,278
	264	4,248	27,263	25,155	9,456	2,469	68,855

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company (cont'd)

	Investment properties RMB million	Buildings RMB million	Aircraft Owned RMB million	Aircraft Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2006	47	451	4,413	4,002	4,177	1,130	14,220
Charge for the year	11	134	1,618	1,321	732	340	4,156
Transfer from Guangxi Airlines (Note 20)	–	42	–	–	97	48	187
Reclassification on exercise of purchase options	–	–	1,034	(1,034)	–	–	–
Reclassification	–	(41)	–	–	–	41	–
Disposals	–	(39)	(510)	(204)	(300)	(77)	(1,130)
At 31 December 2006	58	547	6,555	4,085	4,706	1,482	17,433
At 1 January 2007	58	547	6,555	4,085	4,706	1,482	17,433
Charge for the year	11	201	2,051	1,343	788	248	4,642
Transfer to Chongqing Airlines (Note 20)	–	–	(357)	–	–	–	(357)
Reclassification on exercise of purchase options	–	–	878	(878)	–	–	–
Disposals	–	(1)	(312)	(63)	(50)	(121)	(547)
Impairment loss for the year (Note (j))	–	–	109	–	–	–	109
At 31 December 2007	**69**	**747**	**8,924**	**4,487**	**5,444**	**1,609**	**21,280**
Net book value:							
At 31 December 2007	**195**	**3,501**	**18,339**	**20,668**	**4,012**	**860**	**47,575**
At 31 December 2006	206	2,944	18,656	19,730	4,175	926	46,637

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the thirty parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB22 million were paid to CSAHC during 2007 (2006: RMB22 million) in respect of these leases.

(d) In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value.

At 31 December 2007, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(e) As at 31 December 2007, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB32,976 million and RMB28,365 million, respectively (2006: RMB30,075 million and RMB25,761 million, respectively) were mortgaged under certain loan and lease agreements (Notes 31 and 32).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of five to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB49 million (2006: RMB49 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's and the Company's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2007 **RMB million**	2006 RMB million
Within 1 year	**49**	49
After 1 year but within 5 years	**191**	193
After 5 years	**198**	245
	438	487

As at 31 December 2007, the cost and accumulated depreciation of the flight training facilities leased out by the Group and the Company under the operating leases amounted to RMB160 million and RMB83 million respectively (2006: RMB160 million and RMB69 million respectively). Depreciation of the relevant facilities recognised during the year totalled RMB14 million (2006: RMB28 million).

(g) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

18 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(h) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(i) As at 31 December 2007 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin and Xinjiang, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2007, carrying value of such properties of the Group and the Company amounted to RMB2,471 million and RMB1,505 million, respectively (2006: RMB1,800 million and RMB852 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(j) In view of the age of the Group's fleet of MD82 aircraft, the Group has disposed of 11 MD82 aircraft during the year and plans to dispose of its remaining fleet of MD82 aircraft. The Group has commenced its process of seeking buyers for its remaining 12 MD82 aircraft. As a result, the Group assessed the recoverable amounts of these aircraft. Based on this assessment, the carrying amount of the aircraft was written down by RMB109 million (Note 8). The estimates of recoverable amount were based on the aircraft's fair value less costs to sell, determined by reference to the recent observable market prices for MD82 aircraft.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

19 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**9,587**	6,895	**8,498**	5,924
Additions	**6,004**	4,563	**5,478**	3,645
Transferred to property, plant and equipment	**(1,284)**	(1,831)	**(522)**	(1,031)
Other decrease (Note)	**(2,922)**	(40)	**(2,917)**	(40)
At 31 December	**11,385**	9,587	**10,537**	8,498

The construction in progress as at 31 December 2007 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Guangzhou, Hainan, Shenzhen and Fuzhou airports, Shanghai Pudong Base and Beijing Branch.

Note: Certain software systems to be used in the Group's operation were transferred to other assets upon completion of the development of relevant systems.

During the year, the Company entered into agreements with certain third parties to sell nine aircraft to third parties prior to the deliveries of these aircraft and then lease back the aircraft from the then lessors in the form of operating leases. The advance payments paid to aircraft manufacturers and the related interest costs capitalised as construction in progress in respect of the nine aircraft accumulated immediately prior to the deliveries of aircraft were transferred to calculate the gain or loss on sales and leaseback.

20 INTEREST IN SUBSIDIARIES

	The Company	
	2007	2006
	RMB million	RMB million
Unlisted shares/capital contributions, at cost	**2,057**	1,304
Less: impairment loss	**(43)**	(67)
	2,014	1,237
Amounts due (to)/from subsidiaries	**(369)**	538
	1,645	1,775

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB43 million (2006: RMB67 million). Accordingly, a provision for impairment loss of RMB43 million was recorded on 31 December 2007 (2006: RMB67 million).

During the year, the Company together with an independent third party established Chongqing Airlines Co., Ltd. ("Chongqing Airlines"), a non-wholly owned subsidiary of the Company. The Company transferred three aircraft to Chongqing Airlines as capital contribution.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

20 INTEREST IN SUBSIDIARIES (cont'd)

During the year, the Company acquired certain subsidiaries from CSAHC (Note 41(c)(xiii)) and disposed of a subsidiary to CSAHC (Note 41(c)(xiv)).

The assets and liabilities of Guangxi Airlines Co., Ltd. ("Guangxi Airlines"), a subsidiary of the Company, were transferred to the Company on 31 December 2006.

Details of the Group's principal subsidiaries are set out in Note 53.

21 INTEREST IN ASSOCIATES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Share of net assets	**219**	149	**–**	–
Unlisted capital contributions, at cost	**–**	–	**410**	403
Less: impairment loss	**–**	–	**(248)**	(281)
	219	149	**162**	122

In the Company's balance sheet, a provision for impairment loss of RMB248 million was recorded on 31 December 2007 (2006: RMB281 million) in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

Details of the Group's principal associates are set out in Note 54, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Non-current assets	**7,713**	6,042	**2,946**	2,319
Current assets	**3,116**	2,281	**633**	502
Non-current liabilities	**(4,597)**	(3,525)	**(1,789)**	(1,372)
Current liabilities	**(5,366)**	(4,110)	**(1,571)**	(1,300)
Net assets	**866**	688	**219**	149
Revenue	**5,635**	4,485	**2,184**	1,727
Expenses	**(5,471)**	(4,487)	**(2,127)**	(1,722)
Profit/(loss) for the year	**164**	(2)	**57**	5

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

22 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Share of net assets	**873**	870	**–**	–
Unlisted capital contributions, at cost	**–**	–	**869**	663
Less: impairment loss	**–**	–	**(65)**	(9)
	873	870	**804**	654

In the Company's balance sheet, a provision for impairment loss of RMB65 million was recorded on 31 December 2007 (2006: RMB9 million) in respect of investment in certain jointly controlled entities in which the carrying amounts were determined to be not fully recoverable.

Details of the Group's principal jointly controlled entities are set out in Note 54, all of which are unlisted corporate entities.

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2007	2006
	RMB million	RMB million
Non-current assets	**1,140**	925
Current assets	**1,186**	1,111
Non-current liabilities	**(1,185)**	(335)
Current liabilities	**(268)**	(831)
Net assets	**873**	870
Revenue	**1,885**	1,464
Expenses	**(1,762)**	(1,349)
Profit for the year	**123**	115

23 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Unlisted equity securities, at cost	**168**	261	**101**	114

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended 31 December 2007 (2006: RMB7 million).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

24 AVAILABLE-FOR-SALE EQUITY SECURITIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Available-for-sale securities				
– Listed in the PRC	**362**	69	**245**	69
Market value of listed securities	**362**	69	**245**	69

During the year, a gain on re-measurement of the fair value, net of tax, of the Group's and the Company's available-for-sale securities was recognised directly in equity amounted to RMB183 million and RMB130 million respectively.

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended 31 December 2007 (2006: RMB1 million).

25 DEFERRED TAX ASSETS/(LIABILITIES)

Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**(277)**	(268)	**95**	74
(Charged)/credited to income statement (Note 14(a))	**(508)**	(9)	**(227)**	21
Charged to equity	**(64)**	–	**(46)**	–
Transfer to income tax payable	**112**	–	**112**	–
At 31 December	**(737)**	(277)	**(66)**	95

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

25 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

The deferred tax assets/(liabilities) at 31 December 2007 were made up of the following tax effects:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Deferred tax assets:				
Repair charges capitalised	**–**	203	**–**	203
Accrued expenses	**506**	465	**442**	463
Others	**46**	38	**36**	36
Total deferred tax assets	**552**	706	**478**	702
Deferred tax liabilities:				
Accrued expenses	**(177)**	(105)	**–**	(61)
Depreciation allowances in excess of the related depreciation	**(1,048)**	(878)	**(498)**	(546)
Change in fair value of available-for-sale securities	**(64)**	–	**(46)**	–
Total deferred tax liabilities	**(1,289)**	(983)	**(544)**	(607)
	(737)	(277)	**(66)**	95

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Net deferred tax asset recognised on the balance sheet	**11**	95	**–**	95
Net deferred tax liability recognised on the balance sheet	**(748)**	(372)	**(66)**	–
	(737)	(277)	**(66)**	95

At 31 December 2007, the Group's gross amount of unused tax losses not expected to be utilised was RMB401 million (2006: RMB423 million).

Tax losses in the PRC are available for carry forward to set off future PRC assessable income for a maximum period of five years. Of the RMB401 million tax losses at 31 December 2007, approximately RMB309 million and RMB92 million will expire in 2011 and 2012 respectively. In accordance with accounting policy set out in Note 2(u), the Group had not recognised deferred tax asset in respect of these unused tax losses as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

26 OTHER ASSETS

Other assets of the Group and the Company mainly include lump sum housing benefits (Note 42), software systems used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefits, software and prepayment for exclusive use right of an airport terminal are as follows:

	The Group		
	Lump sum housing benefits RMB million	Software RMB million	Prepayment for exclusive use right of an airport terminal RMB million
At 1 January 2006	171	92	–
Additions	–	2	–
Amortisation	(26)	(27)	–
At 31 December 2006	145	67	–
At 1 January 2007	145	67	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	**119**	**149**	**150**

	The Company		
	Lump sum housing benefits RMB million	Software RMB million	Prepayment for exclusive use right of an airport terminal RMB million
At 1 January 2006	171	85	–
Additions	–	2	–
Amortisation	(26)	(23)	–
At 31 December 2006	145	64	–
At 1 January 2007	145	64	–
Additions	–	101	150
Amortisation	(26)	(19)	–
At 31 December 2007	**119**	**146**	**150**

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

27 FINANCIAL ASSETS/LIABILITIES

(a) Financial assets

	The Group and the Company	
	2007	2006
	RMB million	RMB million
Fuel option	**2**	–

(b) Financial liabilities

	The Group and the Company	
	2007	2006
	RMB million	RMB million
Fuel option	**–**	26
Foreign exchange forward option	**5**	–
	5	26

The above financial derivative instruments are held for trading.

28 INVENTORIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Expendable spare parts and maintenance materials	**1,087**	1,236	**927**	1,041
Other supplies	**126**	79	**62**	48
	1,213	1,315	**989**	1,089

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Consumption	**836**	694	**719**	611
Write-down of inventories	**101**	161	**74**	144
	937	855	**793**	755

Inventories had been written down as a result of fleet adjustment during the current and prior years.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

29 TRADE RECEIVABLES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**1,999**	1,552	**1,620**	1,236
Allowance for doubtful debts	**(33)**	(40)	**(28)**	(36)
	1,966	1,512	**1,592**	1,200

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,803**	1,355	**1,488**	1,112
More than 1 month but less than 3 months	**144**	131	**97**	81
More than 3 months but less than 12 months	**18**	24	**7**	7
More than 12 months	**1**	2	**–**	–
	1,966	1,512	**1,592**	1,200

All of the trade receivables are expected to be recovered within one year.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

29 TRADE RECEIVABLES (cont'd)

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**40**	42	**36**	38
Impairment loss recognised	**2**	7	**–**	4
Uncollectible amounts written off	**(9)**	(9)	**(8)**	(6)
At 31 December	**33**	40	**28**	36

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Neither past due nor impaired	**1,947**	1,486	**1,585**	1,193

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

30 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks	**1,111**	26	**1,011**	–
Cash at bank and on hand	**2,713**	2,238	**2,223**	1,786
Cash and cash equivalents	**3,824**	2,264	**3,234**	1,786

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised on 31 December 2004 and 15 November 2007 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2007, the Group's and the Company's deposits with SA Finance amounted to RMB906 million and RMB887 million respectively (2006: RMB629 million and RMB597 million respectively) (Note 41(d)).

31 BANK AND OTHER LOANS

(a) At 31 December 2007, bank and other loans were repayable as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year or on demand	**24,948**	23,822	**23,632**	22,218
After 1 year but within 2 years	**2,740**	2,986	**2,249**	2,138
After 2 years but within 5 years	**4,289**	4,533	**3,082**	3,309
After 5 years	**2,045**	2,499	**1,392**	1,924
	9,074	10,018	**6,723**	7,371
	34,022	33,840	**30,355**	29,589

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

31 BANK AND OTHER LOANS (cont'd)

(b) At 31 December 2007, bank and other loans are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Short-term bank loans	**21,313**	19,908	**20,846**	18,983
Long-term bank and other loans due within one year (classified as current liabilities)	**3,635**	3,914	**2,786**	3,235
	24,948	23,822	**23,632**	22,218
Long-term bank and other loans due after one year (classified as non-current liabilities)	**9,074**	10,018	**6,723**	7,371
	34,022	33,840	**30,355**	29,589
Representing:				
Bank loans	**34,019**	33,818	**30,355**	29,589
Other loans	**3**	22	**–**	–
	34,022	33,840	**30,355**	29,589

(c) As at 31 December 2007, the Group's and the Company's weighted average interest rates on short-term borrowings were 5.14% and 5.12% per annum, respectively (2006: 5.77% and 5.78% per annum, respectively).

Subsequent to 31 December 2007 through 31 March 2008, the Group and the Company renewed certain short-term bank loans of RMB3,179 million. The renewed bank loans are unsecured, bear interest at floating rates ranging from 6-month LIBOR +0.50% to 1.80% per annum and are repayable within one year from their respective renewal dates.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

31 BANK AND OTHER LOANS (cont'd)

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	**3**	3	–	–
Floating interest rates ranging from 5.58% to 6.72% per annum as at 31 December 2007, with maturities through 2012	**383**	325	–	–
United States Dollars denominated loans				
Fixed interest rates ranging from 4.43% to 7.48% per annum as at 31 December 2007, with maturities through 2015	**1,337**	1,863	**1,077**	1,440
Floating interest rates ranging from 3-month LIBOR + 0.50% to 0.75% per annum as at 31 December 2007, with maturities through 2010	**1,527**	1,727	**1,527**	1,727
Floating interest rates ranging from 6-month LIBOR + 0.28% to 1.20% per annum as at 31 December 2007, with maturities through 2017	**9,459**	9,995	**6,905**	7,439
Hong Kong Dollars denominated loans				
Non-interest bearing loan from a minority shareholder repayable within five years (Note 41(g))	–	19	–	–
	12,709	13,932	**9,509**	10,606
Less: loans due within one year classified as current liabilities	**(3,635)**	(3,914)	**(2,786)**	(3,235)
	9,074	10,018	**6,723**	7,371

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

31 BANK AND OTHER LOANS (cont'd)

(e) The remaining contractual maturities at the balance sheet date of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year	**26,233**	25,248	**24,741**	23,453
After 1 year but within 2 years	**3,157**	3,513	**2,543**	2,522
After 2 years but within 5 years	**4,899**	5,348	**3,487**	3,920
After 5 years	**2,215**	2,779	**1,480**	2,118
	36,504	36,888	**32,251**	32,013

(f) As at 31 December 2007, bank and other loans of the Group and the Company totalling RMB8,583 million and RMB5,768 million, respectively (2006: RMB8,726 million and RMB5,788 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with carrying amount of RMB11,703 million and RMB7,698 million, respectively (2006: RMB10,345 million and RMB6,031 million, respectively).

(g) As at 31 December 2007, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Guarantors				
Industrial Commercial Bank of China	**46**	79	**46**	79
Export-Import Bank of the United States	**516**	828	**257**	404
Bank of China	**–**	74	**–**	74
CSAHC	**1,176**	1,484	**1,042**	1,270
Shenzhen Yingshun Investment Development Company Ltd.	**22**	22	**–**	–
SA Finance	**3**	5	**–**	–
Industrial Bank Co., Ltd.	**–**	48	**–**	–
Huaxia Bank Co., Ltd.	**657**	–	**657**	–
	2,420	2,540	**2,002**	1,827

(h) As at 31 December 2007, loans to the Group and the Company from SA Finance amounted to RMB329 million and RMB29 million, respectively (2006: RMB300 million and RMB Nil, respectively) (Note 41(d)).

(i) As at 31 December 2007, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB50,262 million (2006: RMB49,041 million), of which approximately RMB29,338 million (2006: RMB28,295 million) was utilised.

(j) The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since 21 July 2005, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has declined against the Renminbi since then. The Group has significant bank and other loans balances as well as obligations under finance leases (Note 32) which are denominated in US dollars. The net exchange gain of RMB2,832 million (2006: RMB1,492 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslating bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 45(c).

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2008 to 2022. As at 31 December 2007, future payments under these finance leases are as follows:

	The Group					
	2007			2006		
	Obligations RMB million	Payments RMB million	Interest RMB million	Obligations RMB million	Payments RMB million	Interest RMB million
Within 1 year	2,877	3,588	711	3,091	3,769	678
After 1 year but within 2 years	1,835	2,422	587	2,800	3,330	530
After 2 years but within 5 years	3,906	5,237	1,331	3,873	4,926	1,053
After 5 years	7,117	8,252	1,135	5,634	6,378	744
	15,735	19,499	3,764	15,398	18,403	3,005
Less: balance due within one year classified as current liabilities	(2,877)			(3,091)		
	12,858			12,307		

	The Company					
	2007			2006		
	Obligations RMB million	Payments RMB million	Interest RMB million	Obligations RMB million	Payments RMB million	Interest RMB million
Within 1 year	2,855	3,537	682	3,091	3,769	678
After 1 year but within 2 years	1,813	2,373	560	2,800	3,330	530
After 2 years but within 5 years	3,830	5,085	1,255	3,873	4,926	1,053
After 5 years	6,662	7,707	1,045	5,634	6,378	744
	15,160	18,702	3,542	15,398	18,403	3,005
Less: balance due within one year classified as current liabilities	(2,855)			(3,091)		
	12,305			12,307		

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.24% to 7.53% per annum as at 31 December 2007	**6,587**	8,314	**6,012**	8,314
Floating interest rates ranging 6-month LIBOR + 0.03% to 0.80% per annum as at 31 December 2007	**7,626**	4,761	**7,626**	4,761
Japanese Yen denominated obligations				
Fixed interest rates ranging from 2.20% to 3.95% per annum as at 31 December 2007	**1,522**	2,323	**1,522**	2,323
	15,735	15,398	**15,160**	15,398

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2007, certain of the Group's and the Company's aircraft with carrying amount of RMB21,273 million (2006: RMB19,730 million) and RMB20,667 million (2006: RMB19,730 million) were mortgaged to secure finance lease obligations totalling RMB15,735 million (2006: RMB15,398 million) and RMB15,160 million (2006: RMB15,398 million).

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

33 TRADE PAYABLES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Trade payables	**1,844**	1,909	**1,550**	1,645

The following is the ageing analysis of trade payables:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,180**	1,125	**960**	1,165
More than 1 month but less than 3 months	**347**	448	**279**	223
More than 3 months but less than 6 months	**317**	336	**311**	257
	1,844	1,909	**1,550**	1,645

As at 31 December 2007, the Group and the Company had an amount due to a fellow subsidiary of RMB Nil million (2006: RMB11 million) which was included in trade payables.

All of the trade payables are expected to be settled within one year.

34 AMOUNTS DUE FROM/TO RELATED COMPANIES

(a) Amounts due from related companies

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates	**6**	4	**6**	4
An associate	**1**	2	**1**	2
Jointly controlled entities	**111**	122	**111**	122
	118	128	**118**	128

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

34 AMOUNTS DUE FROM/TO RELATED COMPANIES (cont'd)

(b) Amounts due to related companies

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates	**76**	167	**63**	167
Jointly controlled entities	**118**	87	**79**	67
	194	254	**142**	234

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

35 ACCRUED EXPENSES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Jet fuel costs	**1,210**	1,020	**884**	757
Air catering expenses	**161**	153	**230**	153
Salaries and welfare	**1,517**	868	**1,278**	677
Repairs and maintenance	**1,642**	1,281	**1,406**	1,266
Provision for major overhauls (Note 37)	**450**	255	**280**	96
Provision for early retirement benefits (Note 38)	**77**	86	**71**	81
Landing and navigation fees	**1,209**	1,168	**829**	865
Computer reservation services	**398**	66	**336**	–
Interest expense	**483**	448	**438**	407
Others	**207**	118	**182**	85
	7,354	5,463	**5,934**	4,387

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

36 OTHER LIABILITIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
CAAC Infrastructure Development Fund	**96**	189	**77**	130
Airport construction surcharge	**257**	404	**217**	335
Airport tax	**414**	288	**414**	288
Construction cost payable	**110**	130	**80**	98
Advance payments on chartered flights	**63**	100	**56**	90
Sales agent deposits	**239**	221	**205**	180
Other taxes payable	**827**	494	**565**	274
Others	**988**	910	**901**	691
	2,994	2,736	**2,515**	2,086

37 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,060**	452	**652**	309
Provision for the year	**376**	683	**306**	370
Transfer from Guangxi Airlines (Note 20)	**–**	–	**–**	34
Provision utilised during the year	**(303)**	(75)	**(127)**	(61)
At 31 December	**1,133**	1,060	**831**	652
Less: current portion included in accrued expenses (Note 35)	**(450)**	(255)	**(280)**	(96)
	683	805	**551**	556

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

38 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**392**	–	**376**	–
Provision for the year (Note 10)	**12**	392	**9**	376
Financial cost (Note 11)	**15**	–	**14**	–
Less: payments	**(98)**	–	**(93)**	–
actuarial gain on the obligations	**(14)**	–	**(13)**	–
At 31 December	**307**	392	**293**	376
Less: current portion included in accrued expenses (Note 35)	**(77)**	(86)	**(71)**	(81)
	230	306	**222**	295

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

39 SHARE CAPITAL

	The Group and the Company	
	2007	2006
	RMB million	RMB million
Registered, issued and paid up capital:		
2,200,000,000 domestic state-owned shares of RMB1.00 each	**2,200**	2,200
1,174,178,000 H shares of RMB1.00 each	**1,174**	1,174
1,000,000,000 A shares of RMB1.00 each	**1,000**	1,000
	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

39 SHARE CAPITAL (cont'd)

Capital Management

The Group's primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated on net debt as a percentage of the total equity where net debt are represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents. The Group's debt to equity ratios over the past five years have been trending upward towards 484% at 31 December 2006 because of the acquisitions of aircraft and businesses during 2006.

There was no change in the Group's approach to capital management during 2007 compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio stood at 409% at 31 December 2007.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

40 RESERVES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Share premium				
At 1 January and at 31 December	**5,325**	5,325	**5,325**	5,325
Fair value reserve				
At 1 January	–	–	–	–
Change in fair value of available-for-sale securities	**183**	–	**130**	–
At 31 December	**183**	–	**130**	–
Statutory surplus reserve (Note a)				
At 1 January	**526**	349	**526**	349
Transfer from statutory public welfare fund (Note b)	–	177	–	177
At 31 December	**526**	526	**526**	526
Statutory public welfare fund (Note b)				
At 1 January	–	177	–	177
Transfer to statutory surplus reserve	–	(177)	–	(177)
At 31 December	–	–	–	–
Discretionary surplus reserve (Note c)				
At 1 January at 31 December	**77**	77	**77**	77

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

40 RESERVES (cont'd)

Other reserve

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	–	–	–	–
Share of an associate's reserves movement	4	–	–	–
At 31 December	4	–	–	–
Retained earnings/(accumulated losses)				
At 1 January	**(114)**	(302)	**(2,078)**	(1,997)
Profit/(loss) for the year	**1,871**	188	**1,805**	(81)
At 31 December	**1,757**	(114)	**(273)**	(2,078)
Total	**7,872**	5,814	**5,785**	3,850

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained earnings at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) According to the revised PRC Company Law effective on 1 January 2006, appropriation to the statutory public welfare fund is no longer required and the balance of statutory public welfare fund at 31 December 2005 was transferred to statutory surplus reserve.

(c) The appropriation to this reserve is subject to shareholders' approval. The usage of this reserve is similar to that of statutory surplus reserve.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

40 RESERVES (cont'd)

(d) Dividend distributions may be proposed at the discretion of the Company's board of directors, after consideration of the transfers referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2007, the Company did not have any distributable reserves (2006: Nil).

41 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 13, is as follows:

	2007 **RMB million**	2006 RMB million
Short-term employees benefits	**12,226**	6,638
Post-employment benefits	**275**	220
	12,501	6,858
Directors and supervisors (Note 13)	**6,790**	4,334
Senior management	**5,711**	2,524
	12,501	6,858

Total remuneration is included in "staff costs" (Note 10).

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 42.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2007 RMB million	2006 RMB million
Expenses paid to the CSAHC Group			
Handling charges	(i)	46	29
Air catering supplies	(ii)	157	194
Commission expense	(iii)	7	43
Sundry aviation supplies	(iv)	72	86
Lease charges for aircraft	(v)	–	3
Lease charges for land and buildings	(vi)	101	99
Property management fee	(vii)	31	26
Expenses paid to jointly controlled entities			
Ground service expenses	(viii)	37	43
Repairing charges	(ix)	1,047	1,183
Flight simulation service charges	(x)	120	133
Income received from a jointly controlled entity			
Rental income	(x)	31	35
Acquisition of CSAHC Hainan	(xi)	–	5
Disposal of properties to the CSAHC Group	(xii)	–	23
Acquisition of assets from CSAHC Group	(xiii)	270	–
Disposal of GZ Aviation Hotel to CSAHC Group	(xiv)	75	–

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(i) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC.

(ii) The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited and Southern Airlines (Group) Catering Co., Ltd ("Air Catering"), which are an associate and a wholly-owned subsidiary of CSAHC respectively. Air Catering was acquired by the Company on 14 August 2007 (Note 41(c)(xiii)).

(iii) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transport Association.

(iv) Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company ("SAGEDC"), a subsidiary of CSAHC.

(v) The Group leased an aircraft from CSAHC Hainan Co., Ltd. ("CSAHC Hainan"), a wholly-owned subsidiary of CSAHC. The lease was terminated on 30 April 2006.

(vi) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings amounted to RMB101 million (2006: RMB99 million) were paid or payable to CSAHC in 2007.

(vii) Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(viii) Beijing Ground Service Co., Ltd., a jointly controlled entity of the Group, provides airport ground service to the Group.

(ix) Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd., jointly controlled entities of the Group, provide comprehensive maintenance services to the Group.

(x) Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(xi) On 30 April 2006, the Company acquired certain assets of CSAHC Hainan at a total consideration of RMB294 million, which was partly satisfied by assumption of debts and liabilities of CSAHC Hainan totalling RMB289 million outstanding as at that date. The remaining balance of RMB5 million had been settled in cash during the year (Note 44(d)).

(xii) On 28 December 2006, the Company disposed of certain properties to CSAHC at a consideration of RMB23 million.

(xiii) On 14 August 2007, the Company signed an agreement to acquire (1) the entire equity interest in Air Catering; (2) certain assets of Guangzhou BiHuaYuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited ("Nan Lung Freight"), from CSAHC for a total consideration of RMB270 million (Note 44(b)).

(xiv) On 14 August 2007, the Company signed an agreement to dispose of equity interests in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million (Note 44(c)).

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	2007 RMB million	2006 RMB million
Receivables:		
The CSAHC Group	6	4
An associate	1	2
Jointly controlled entities	111	122
Payables:		
The CSAHC Group	76	167
Jointly controlled entities	118	87

The amounts due from/to the CSAHC Group, the associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2007, loans from SA Finance to the Group amounted to RMB329 million (2006: RMB300 million). The loans are unsecured and repayable within one year.

Interest expense paid on such loans amounted to RMB17 million (2006: RMB16 million) and the interest rates ranged from 5.10% to 6.16% per annum during the year ended 31 December 2007 (2006: 5.02% to 5.26% per annum).

The loans are guaranteed by CSAHC (included in the amount as disclosed in (e) below).

(ii) Deposits placed with SA Finance

At 31 December 2007, the Group's deposits with SA Finance amounted to RMB906 million (2006: RMB629 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB20 million (2006: RMB5 million).

(e) Guarantees from CSAHC and SA Finance

Certain bank loans of the Group were guaranteed by the following related parties:

	2007 RMB million	2006 RMB million
CSAHC	1,176	1,484
SA Finance	3	5

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 41(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2007 RMB million	2006 RMB million
Jet fuel cost	**14,814**	13,054
Interest income	**47**	33
Interest expense	**1,751**	1,405

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2007 RMB million	2006 RMB million
Cash and deposits at bank	**2,624**	1,434
Short-term bank loans and current portion of long-term bank loans	**23,004**	21,209
Long-term bank loans, less current portion	**6,772**	8,223

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

41 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities (cont'd)

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	2007 RMB million	2006 RMB million
Guarantees on certain bank loans of the Group	**703**	201

(g) Loan from minority shareholders

A loan of RMB19 million from a minority shareholder was outstanding at 31 December 2006. The loan was unsecured, interest free and repayable within five years. The loan was fully repaid during 2007.

42 RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2006: 10% to 23%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureaus at the retirement date. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

The Group has no obligation for the payment of pension benefits beyond the contributions described above.

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefits schemes:

(i) Pursuant to the comprehensive services agreement (the "Service Agreement") dated 22 May 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by 31 December 2004.

(ii) Pursuant to a staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income. As at 31 December 2007, the Group and the Company had made payments totalling RMB173 million (2006: RMB170 million) under the scheme and recorded its remaining contractual liabilities totalling RMB87 million (2006: RMB90 million) on the balance sheets. Housing allowances are payable when applications are received from eligible employees.

(iii) The Group pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to the income statement as incurred.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

43 SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/ Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.

(ii) Other revenue from ticket selling, general aviation services, ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

	Domestic RMB million	Hong Kong and Macau RMB million	International* RMB million	Total RMB million
2007				
Traffic revenue	**42,526**	**1,140**	**9,631**	**53,297**
Other operating revenue	**1,188**	**17**	**–**	**1,205**
Total operating revenue	**43,714**	**1,157**	**9,631**	**54,502**
Operating profit/(loss)	**2,435**	**58**	**(874)**	**1,619**
2006				
Traffic revenue	35,707	1,329	8,051	45,087
Other operating revenue	1,132	–	–	1,132
Total operating revenue	36,839	1,329	8,051	46,219
Operating profit/(loss)	1,258	4	(617)	645

* Asian market accounted for approximately 68% (2006: 64%) of the Group's total international traffic revenue for the year ended 31 December 2007. The remaining portion was mainly derived from the Group's flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Non cash transactions – acquisitions of aircraft

During the year ended 31 December 2007, aircraft acquired under finance leases amounted to RMB4,330 million (2006: RMB3,402 million).

(b) Effect of the acquisition of Nan Lung Freight and Air Catering

The Company acquired a 51% equity interest in Nan Lung Freight and a 100% equity interest in Air Catering on 31 August 2007. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	77
Inventories	6
Trade receivables	106
Other receivables	7
Cash and cash equivalents	54
	250
Liabilities assumed:	
Trade payables	30
Accrued expenses	10
Other liabilities	18
Minority interest	58
	80
Net identifiable assets and liabilities	112
Satisfied by:	
Cash	112

Analysis of the net outflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(112)
Cash and cash equivalents acquired	54
Net outflow of cash and cash equivalents in respect of the acquisition	(58)

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(c) Effect of the disposal of GZ Aviation Hotel

The Company disposed of its 90% equity interest in GZ Aviation Hotel to CSAHC on 31 August 2007. Details are as follows:

	RMB million
Assets disposed of:	
Property, plant and equipment, net	72
Trade receivables	1
Other receivables	6
Cash and cash equivalents	1
	80
Liabilities disposed of:	
Other liabilities	4
Minority interest	8
Net identifiable assets and liabilities	68
Gain on disposal	7
	75
Satisfied by:	
Cash	75

Analysis of the net inflow of cash and cash equivalents in respect of the disposal:

Cash consideration received	75
Cash and cash equivalents disposed of	(1)
Net inflow of cash and cash equivalents in respect of the disposal	74

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

44 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(d) Effect of the acquisition of CSAHC Hainan

The Company acquired certain assets of CSAHC Hainan on 30 April 2006. Details are as follows:

	RMB million
Assets acquired:	
Property, plant and equipment, net	131
Lease prepayment	35
Inventories	28
Trade receivables	30
Other receivables	32
Cash and cash equivalents	38
	294
Liabilities assumed:	
Trade payables	28
Accrued expenses	14
Other liabilities	247
	289
Net identifiable assets and liabilities	5
Satisfied by:	
Cash	5

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition:

Cash consideration paid	(5)
Cash and cash equivalents acquired	38
Net inflow of cash and cash equivalents in respect of the acquisition	33

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

45 FINANCIAL INSTRUMENTS

Exposure to liquidity, interest rate, currency, jet fuel price risk and credit risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Liquidity risk

As at 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB6,869 million, a net cash outflow from investing activities of RMB4,844 million and a net cash outflow from financing activities of RMB465 million, and resulted in a net increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Subsequent to 31 December 2007 through 31 March 2008, the Group renewed short-term loans outstanding of RMB3,179 million (Note 31). The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2007, the Group's recognised bank and other loans, finance lease obligations, trade payables and amounts due to related companies as disclosed in Notes 31, 32, 33 and 34 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date).

45 FINANCIAL INSTRUMENTS (cont'd)

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans, and finance lease obligations are disclosed in Notes 31 and 32 respectively.

At 31 December 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group's profit after tax by approximately RMB279 million (2006: RMB254 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease (Note 32) and bank and other loans (Note 31) are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage this foreign currency risk. Under the contracts, the Group will buy US$1 million by selling Japanese Yen at certain specified rates on each of the 35 settlement dates until the maturity of the contracts in 2010. For the year ended 31 December 2007, a net loss of approximately RMB5 million arising from changes in the fair value of these foreign currency forward option contracts has been recognised in profit or loss. At 31 December 2007, the fair value of these currency forward option contracts was financial liabilities of approximately RMB5 million.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

45 FINANCIAL INSTRUMENTS (cont'd)

(c) Foreign currency risk (cont'd)

The following table indicates the approximate change in Group's profit after tax in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

The Group

	2007		2006	
	Increase in foreign exchange rates	**Effect on profit after tax and retained profits RMB million**	Increase in foreign exchange rate	Effect on profit after tax and retained profits RMB million
United States Dollars	**5%**	**1,815**	5%	1,649
Japanese Yen	**2%**	**24**	2%	37

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d) Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2007		2006	
	Assets RMB million	**Liabilities RMB million**	Assets RMB million	Liabilities RMB million
Fuel option contracts	**2**	**–**	–	26

(Expressed in Renminbi)

45 FINANCIAL INSTRUMENTS (cont'd)

(d) Jet fuel price risk (cont'd)

At 31 December 2007, the Group had outstanding fuel options to buy approximately 3,300,000 barrels (2006: 6,150,000 barrels) of crude oil at prices ranging from US$42 to US$64 per barrel (2006: US$55 to US$79 per barrel). However, if the prevailing market price of crude oil is above the price as stipulated in the contracts at the settlement date of a fuel option, that fuel option at the particular settlement date will be invalidated. On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at 31 December 2007 of approximately 7,800,000 barrels (2006: 12,300,000 barrels) of crude oil at prices ranging from US$40 to US$54 per barrel (2006: US$43 to US$60 per barrel). All contracts will expire between 2008 and 2009.

A change in price of US$1 per tonne of jet fuel affects the Group's annual fuel costs by RMB22 million, assuming no change in volume of fuel consumed.

(e) Credit risk

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2007, the balance due from BSP agents amounted to RMB1,238 million (2006: RMB863 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations.

(f) Fair value

(i) All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006.

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

– Cash and cash equivalents, trade receivables, other receivables and other current assets, trade payables, taxes payable and other liabilities

  The carrying values approximate their fair values because of the short maturities of these instruments.

– Financial assets/ liabilities

  The fair values of fuel option contracts and foreign exchange forward option contracts are determined based on dealer price quotations and options pricing model without any deduction for transaction costs.

– Available-for-sale equity securities

  The fair value is determined based on quoted market prices without any deduction for transaction costs.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

45 FINANCIAL INSTRUMENTS (cont'd)

(f) Fair value (cont'd)

(i) All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006. *(cont'd)*

– Bank and other loans

The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

– Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(ii) The economic characteristics of the Group's finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(iii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iv) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of this balance.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

46 COMMITMENTS

(a) Capital commitments

As at 31 December 2007, the Group and the Company had capital commitments as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**88,742**	66,881	**74,931**	59,967
Other commitments				
– authorised and contracted for	**772**	420	**746**	420
– authorised but not contracted for	**1,686**	1,404	**1,273**	1,352
	2,458	1,824	**2,019**	1,772
	91,200	68,705	**76,950**	61,739

As at 31 December 2007, the Group had on order 212 aircraft and certain flight equipment, scheduled for deliveries in 2008 to 2013. Deposits of RMB15,366 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2007, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
2007	**–**	12,299	**–**	10,886
2008	**19,125**	22,572	**17,912**	21,276
2009	**20,767**	17,483	**18,571**	15,280
2010	**20,065**	14,232	**17,205**	12,399
2011	**12,747**	295	**9,981**	126
2012 and afterwards	**16,038**	–	**11,262**	–
	88,742	66,881	**74,931**	59,967

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

46 COMMITMENTS (cont'd)

(a) Capital commitments (cont'd)

As at 31 December 2007, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2007 RMB million	2006 RMB million
Authorised and contracted for	**1**	11
Authorised but not contracted for	**32**	208
	33	219

(b) Operating lease commitments

As at 31 December 2007, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	The Group		The Company	
	2007 RMB million	2006 RMB million	2007 RMB million	2006 RMB million
Payments due Within 1 year	**3,512**	3,077	**3,091**	2,756
After 1 year but within 5 years	**13,836**	10,846	**11,597**	10,143
After 5 years	**10,831**	8,046	**9,451**	7,812
	28,179	21,969	**24,139**	20,711

(c) Investing commitments

As at 31 December 2007, the Group and the Company committed to make capital contributions in respect of:

	2007 RMB million	2006 RMB million
A jointly controlled entity	**–**	83
A subsidiary	**133**	–
	133	83

(Expressed in Renminbi)

47 CONTINGENT LIABILITIES

(a) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

(b) A writ of summons was issued on 30 May 2007 by certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company or a total sum of approximately HKD107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors consider that given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

(c) During the year, the Company entered into agreements with its pilot trainees and certain banks to provide guarantees to personal bank loans amounting to RMB90,858,000 to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2007, none of the personal bank loans were drawn down from the banks.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 18 April 2008, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of 20 Boeing B737-800 series aircraft scheduled for delivery from 2014 to 2015. According the information provided by Boeing Company, the total catalogue price for the 20 Boeing B737-800 series aircraft is around US$1,500 million.

(b) On 18 April 2008, the Board proposed to the shareholders of the Company for their consideration and approval a bonus share issue (the "Bonus Share Issue") by the conversion of share premium to share capital. Pursuant to the Bonus Share Issue, which is based on 4,374,178,000 shares in issue as at 31 December 2007, the number of paid up shares will be increased by 2,187,089,000 shares to 6,561,267,000 shares. The Bonus Share Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting and the class meeting of holders of H shares of the Company; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the new H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the new H Shares.

(c) On 18 April 2008, the Board approved the proposal of issuance of short-term financing bills in the PRC in the principal amount of up to RMB4 billion and the submission of this proposal to the shareholders' approval. The short-term financing bills are to be used to fund the operating activities of the Company.

(d) During the year, the shareholders of the Company authorised the Board to approve guarantees on personal bank loans of its pilot trainees of no more than RMB100 million in each fiscal year (Note 47(c)). On 18 April 2008, the Board further proposed to the shareholders of the Company for their consideration and approval the increase of the amount of such guarantee to no more than RMB400 million in each of the fiscal year.

49 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2007, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

50 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

50 ACCOUNTING ESTIMATES AND JUDGEMENTS (cont'd)

Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, *Impairment of Assets*. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of trade receivables

The Group maintains an allowance for impairment of bad and doubtful debts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors' credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.

51 COMPARATIVE FIGURES

The comparative figures represent figures for the year ended 31 December 2006. Certain items in these comparative figures have been reclassified to conform with the current year's presentation to facilitate comparison.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

52 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements:

	Effective for accounting period beginning on or after
IFRS 8, *Operating Segments*	1 January 2009
IFRIC 11, *IFRS 2 – Group and Treasury Share Transactions*	1 March 2007
IFRIC 12, *Service Concession Agreements*	1 January 2008
IFRIC 13, *Customer Loyalty Programmes*	1 July 2008
IFRIC 14, IAS 19 – *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*	1 January 2008
IAS 1 (Revised), *Presentation of Financial Statement*	1 January 2009
IAS 23 (Revised), *Borrowing Costs*	1 January 2009
Amendment to IFRS 2, *Share-Based Payment – Vesting Conditions and Cancellations*	1 January 2009
Amendments to IAS 32, *Financial instruments: Presentation and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation*	1 January 2009
IFRS 3 (Revised), *Business Combinations*	Applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009
Amendments to IAS 27, *Consolidated and Separate Financial Statements*	1 July 2009

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group believes that the adoption of measurement of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position except for IFRIC 13. IFRIC 13 is effective for the Group's accounting period beginning on or after 1 January 2009 and may result in changes to revenue recognition in respect of mileage granted under the Group's frequent flyer programmes.

(Expressed in Renminbi)

53 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2007 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Southern Airlines (Group) Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB700,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services
Guangzhou Air Cargo Company Limited (a)	PRC	RMB238,000,000	70%	Cargo services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited (b)	PRC	RMB120,000,000	75%	Air catering
China Southern West Australian Flying College Pty Limited	Australia	AUD100,000	65%	Pilot training services
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

Notes to the Financial Statements (Cont'd)

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

54 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2007 are as follows:

		Proportion of ownership interest held by			
Name of company	Place of establishment/ operation	Group's effective interest	The Company	Subsidiaries	Principal activities
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
MTU Maintenance Zhuhai Co., Limited (a)	PRC	50%	50%	–	Provision of engine repair and maintenance services
China Postal Cargo Airlines Limited (a)	PRC	49%	49%	–	Airline
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	–	Provision of flight simulation services
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	–	Provision of airport ground services
Guangzhou China Southern Zhongmian Dutyfee Store Co., Limited	PRC	50%	50%	–	Sales of duty free goods in flight

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

Auditors' Report

KPMG Huazhen

KPMG-C (2008) AR No.0288

All shareholders of China Southern Airlines Company Limited (the "Company"):

We have audited the accompanying financial statements of the Company, which comprise the consolidated balance sheet and balance sheet as at 31 December 2007, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2007, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Lei lun Mei

Beijing, The People's Republic of China

Wang Jie

18 April 2008

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the People's Republic of China. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the People's Republic of China.

Consolidated Balance Sheet

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Assets			
Current assets			
Cash at bank and on hand	7	3,824	2,264
Financial assets held for trading	8	2	–
Accounts receivable	9	1,983	1,516
Prepayments	10	592	603
Dividends receivable	11	86	33
Other receivables	12	1,090	952
Inventories	13	1,213	1,315
Total current assets		8,790	6,683
Non-current assets			
Available-for-sale financial assets	14	362	69
Long-term receivables	15	29	29
Long-term equity investments	16	1,285	1,306
Investment property	17	197	206
Fixed assets	18	58,204	56,081
Construction in progress	19	11,333	9,591
Intangible assets	20	854	713
Lease deposits	21	659	782
Long-term deferred expenses	22	61	38
Deferred tax assets	23	529	679
Other non-current assets	24	150	–
Total non-current assets		73,663	69,494
Total assets		82,453	76,177

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Balance Sheet (Cont'd)

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Liabilities and shareholders' equity			
Current liabilities			
Short-term loans	27	**21,313**	19,908
Financial liabilities held for trading	28	**5**	26
Accounts payable	29	**7,171**	6,028
Sales in advance of carriage	30	**1,885**	1,436
Employee benefits payable	31	**1,594**	954
Taxes payable	5(3)	**1,197**	526
Interest payable		**483**	448
Other payables	32	**2,441**	2,529
Non-current liabilities due within one year	33	**6,512**	6,964
Total current liabilities		**42,601**	38,819
Non-current liabilities			
Long-term loans	34	**9,074**	10,018
Obligations under finance leases	35	**12,858**	12,307
Provision for major overhauls	36	**683**	805
Deferred credits	37	**1,027**	792
Employee benefits payable due after one year	38	**230**	306
Deferred tax liabilities	23	**1,289**	983
Total non-current liabilities		**25,161**	25,211
Total liabilities		**67,762**	64,030

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Balance Sheet (Cont'd)

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Liabilities and shareholders' equity (Cont'd)			
Shareholders' equity			
Share capital	39	**4,374**	4,374
Capital reserve	40	**6,054**	5,898
Surplus reserves	41	**603**	603
Retained earnings/(accumulated losses)	42	**1,201**	(661)
Total equity attributable to equity holders of the Company		**12,232**	10,214
Minority interests	6(4)	**2,459**	1,933
Total shareholders' equity		**14,691**	12,147
Total liabilities and shareholders' equity		**82,453**	76,177

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**	**Lu Hong Ye**
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Balance Sheet

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Assets			
Current assets			
Cash at bank and on hand	7	**3,234**	1,786
Financial assets held for trading	8	**2**	–
Accounts receivable	9	**1,609**	1,204
Prepayments	10	**502**	498
Dividends receivable	11	**86**	33
Other receivables	12	**1,237**	1,453
Inventories	13	**989**	1,089
Total current assets		**7,659**	6,063
Non-current assets			
Available-for-sale financial assets	14	**245**	69
Long-term equity investments	16	**3,198**	2,581
Investment property	17	**195**	206
Fixed assets	18	**47,355**	46,385
Construction in progress	19	**10,509**	8,503
Intangible assets	20	**650**	517
Lease deposits	21	**554**	676
Long-term deferred expenses	22	**39**	20
Deferred tax assets	23	**449**	674
Other non-current assets	24	**150**	–
Total non-current assets		**63,344**	59,631
Total assets		**71,003**	65,694

The notes on pages 150 to 249 form part of these financial statements.

Balance Sheet (Cont'd)

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Liabilities and shareholders' equity			
Current liabilities			
Short-term loans	27	**20,846**	18,982
Financial liabilities held for trading	28	**5**	26
Accounts payable	29	**5,721**	4,925
Sales in advance of carriage	30	**1,676**	1,246
Employee benefits payable	31	**1,349**	758
Taxes payable	5(3)	**894**	299
Interest payable		**438**	407
Other payables	32	**2,797**	2,334
Non-current liabilities due within one year	33	**5,641**	6,285
Total current liabilities		**39,367**	35,262
Non-current liabilities			
Long-term loans	34	**6,723**	7,371
Obligations under finance leases	35	**12,305**	12,307
Provision for major overhauls	36	**551**	556
Deferred credits	37	**1,027**	792
Employee benefits payable due after one year	38	**222**	295
Deferred tax liabilities	23	**544**	607
Total non-current liabilities		**21,372**	21,928
Total liabilities		**60,739**	57,190

The notes on pages 150 to 249 form part of these financial statements.

Balance Sheet (Cont'd)

As at 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Liabilities and shareholders' equity (Cont'd)			
Shareholders' equity			
Share capital	39	**4,374**	4,374
Capital reserve	40	**5,979**	5,861
Surplus reserves	41	**603**	603
Accumulated losses	42	**(692)**	(2,334)
Total shareholders' equity		**10,264**	8,504
Total liabilities and shareholders' equity		**71,003**	65,694

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**	**Lu Hong Ye**
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Income statement

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating income	43	**55,873**	47,257
Less: Operating costs	44	**47,384**	40,805
Business taxes and surcharges	45	**1,574**	1,310
Selling and distribution expenses		**3,586**	2,958
General and administrative expenses		**1,831**	1,949
Net (financial income)/financial expenses	46	**(456)**	632
Impairment loss	47	**212**	165
Add: Gain/(loss) from changes in fair value	48	**23**	(26)
Investment income	49	**373**	142
(Including: Income from investments in associates and jointly controlled enterprises)		**180**	122
Operating profit/(loss)		**2,138**	(446)
Add: Non-operating income	50	**801**	854
Less: Non-operating expenses	51	**46**	29
(Including: Loss on disposal of non-current assets)		**17**	10
Profit before income tax		**2,893**	379
Less: Income tax expenses	52	**854**	154
Net profit for the year		**2,039**	225
(Including: Net profit made by acquirees before the acquisition)	6(2)	**8**	–

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Income statement (Cont'd)

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Net profit for the year			
Attributable to:			
Equity shareholders of the Company		**1,852**	209
Minority shareholders		**187**	16
Earnings per share	62(1)		
Basic earnings per share		**0.42**	0.05
Diluted earnings per share		**0.42**	0.05

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**	**Lu Hong Ye**
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Income Statement

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Operating income	43	**44,132**	37,206
Less: Operating costs	44	**37,931**	32,302
Business taxes and surcharges	45	**1,203**	993
Selling and distribution expenses		**2,954**	2,352
General and administrative expenses		**1,331**	1,487
Net (financial income)/financial expenses	46	**(488)**	463
Impairment loss	47	**183**	374
Add: Gain/(loss) from changes in fair value	48	**23**	(26)
Investment income	49	**225**	128
(Including: Income from investments in associates and jointly controlled enterprises)		**175**	109
Operating profit/(loss)		**1,266**	(663)
Add: Non-operating income	50	**868**	814
Less: Non-operating expenses	51	**31**	23
(Including: Loss on disposal of non-current assets)		**7**	6
Profit before income tax		**2,103**	128
Less: Income tax expenses	52	**461**	70
Net profit for the year		**1,642**	58

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**	**Lu Hong Ye**
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Cash flows from operating activities:			
Cash received from sale of goods and rendering of services		**56,563**	48,411
Other cash received relating to operating activities		**377**	225
Sub-total of cash inflows		**56,940**	48,636
Cash paid for goods and services		**40,224**	37,616
Cash paid to and for employees		**5,329**	4,464
Cash paid for all types of taxes		**1,456**	1,373
Other cash paid relating to operating activities		**284**	281
Sub-total of cash outflows		**47,293**	43,734
Net cash inflow from operating activities	53(1)	**9,647**	4,902
Cash flows from investing activities:			
Cash received from disposal of investments		**127**	–
Cash received from return on investments		**158**	98
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**453**	490
Cash received through the acquisition of CSAHC Hainan's assets		**–**	38
Cash received from disposal of a subsidiary	53(6)	**74**	–
Other cash received relating to investing activities		**73**	48
Sub-total of cash inflows		**885**	674
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**5,623**	6,191
Cash paid for acquisition of investments		**10**	48
Cash paid for acquisition of certain subsidiaries	53(6)	**58**	–
Sub-total of cash outflows		**5,691**	6,239
Net cash outflow from investing activities		**(4,806)**	(5,565)

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Cash Flow Statement (Cont'd)

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Cash flows from financing activities:			
Cash received from borrowings		**30,984**	24,984
Cash received from minority shareholder of a subsidiary		**240**	–
Other cash received relating to financing activities		–	5
Sub-total of cash inflows		**31,224**	24,989
Cash repayments of borrowings		**31,641**	22,386
Cash paid for profits distribution or interest		**2,864**	2,577
(Including: Dividends paid to minority shareholders by subsidiaries)		**8**	7
Sub-total of cash outflows		**34,505**	24,963
Net cash (outflow)/inflow from financing activities		**(3,281)**	26
Net increase/(decrease) in cash and cash equivalents	53(4)	**1,560**	(637)
Add: cash and cash equivalents at the beginning of the year		**2,264**	2,901
Cash and cash equivalents at the end of the year		**3,824**	2,264

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong
Chairman

Si Xian Min
Director and President

Xu Jie Bo
Director and Chief Financial Officer

Lu Hong Ye
General Manager of Finance Department

The notes on pages 150 to 249 form part of these financial statements.

Cash Flow Statement

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Cash flows from operating activities:			
Cash received from sale of goods and rendering of services		**45,066**	37,884
Other cash received relating to operating activities		**355**	206
Sub-total of cash inflows		**45,421**	38,090
Cash paid for goods and services		**31,691**	30,392
Cash paid to and for employees		**3,982**	3,361
Cash paid for all types of taxes		**1,020**	1,024
Other cash paid relating to operating activities		**199**	209
Sub-total of cash outflows		**36,892**	34,986
Net cash inflow from operating activities	53(1)	**8,529**	3,104
Cash flows from investing activities:			
Cash received from return on investments		**153**	101
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**434**	443
Cash received through the acquisition of CSAHC Hainan's assets		**–**	38
Cash received from disposal of a subsidiary	53(6)	**75**	–
Other cash received relating to investing activities		**63**	78
Sub-total of cash inflows		**725**	660
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**4,755**	3,894
Cash paid for acquisition of investments		**8**	48
Cash paid for acquisition of certain subsidiaries	53(6)	**112**	–
Sub-total of cash outflows		**4,875**	3,942
Net cash outflow from investing activities		**(4,150)**	(3,282)

The notes on pages 150 to 249 form part of these financial statements.

Cash Flow Statement (Cont'd)

For the year ended 31 December 2007
(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

	Note	2007 RMB million	2006 RMB million
Cash flows from financing activities:			
Cash received from borrowings		**29,421**	22,582
Other cash received relating to financing activities		**–**	5
Sub-total of cash inflows		**29,421**	22,587
Cash repayments of borrowings		**29,782**	20,465
Cash paid for interest		**2,570**	2,160
Sub-total of cash outflows		**32,352**	22,625
Net cash outflow from financing activities		**(2,931)**	(38)
Net increase/(decrease) in cash and cash equivalents	53(4)	**1,448**	(216)
Add: cash and cash equivalents at the beginning of the year		**1,786**	2,002
Cash and cash equivalents at the end of the year		**3,234**	1,786

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	Si Xian Min	Xu Jie Bo	Lu Hong Ye
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

		2007							2006						
		Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company						
	Note	Share capital RMB million	Capital reserve RMB million	Surplus reserves RMB million	Retained earnings/ (accumulated losses) RMB million	Subtotal RMB million	Minority interests RMB million	Total RMB million	Share capital RMB million	Capital reserve RMB million	Surplus reserves RMB million	Accumulated losses RMB million	Subtotal RMB million	Minority interests RMB million	Total RMB million
Balance at 31 December 2006/2005		4,374	5,898	732	(930)	10,074	2,172	12,246	4,374	5,893	691	(1,007)	9,951	2,141	12,092
Changes in accounting policies	4(2)	-	-	(129)	269	140	(239)	(99)	-	-	(88)	137	49	(206)	(157)
Balance at 1 January 2007/2006	4(2)	4,374	5,898	603	(661)	10,214	1,933	12,147	4,374	5,893	603	(870)	10,000	1,935	11,935
Changes in equity for the year															
1. Net profit for the year		-	-	-	1,852	1,852	187	2,039	-	-	-	209	209	16	225
2. Gain and loss recognised directly in equity															
- Net changes in fair value of available-for-sale financial assets		-	240	-	-	240	42	282	-	-	-	-	-	-	-
- Effect of changes in other shareholders' equity of investees under equity method	40	-	4	-	-	4	2	6	-	5	-	-	5	(18)	(13)
- Deferred tax effect for items recognised directly in equity	23	-	(57)	-	-	(57)	(7)	(64)	-	-	-	-	-	-	-
- Investments to subsidiaries by minority shareholders		-	-	-	-	-	318	318	-	-	-	-	-	-	-
- Effect on minority interests relating to the disposal of a subsidiary		-	-	-	-	-	(8)	(8)	-	-	-	-	-	-	-
Sub-total of 1 & 2		-	187	-	1,852	2,039	534	2,573	-	5	-	209	214	(2)	212

The notes on pages 150 to 249 form part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

		2007						
		Attributable to equity shareholders of the Company						
	Note	Share capital RMB million	Capital reserve RMB million	Surplus reserves RMB million	Retained earnings/ (accumulated losses) RMB million	Subtotal RMB million	Minority interests RMB million	Total RMB million
3. Effect of acquisition of Nanlung International Freight Ltd., and Southern Airlines Group Air Catering Company Limited		-	81	-	10	91	-	91
4. Consideration for acquisitions of Nanlung International Freight Ltd., and Southern Airlines Group Air Catering Company Limited	53(6)	-	(112)	-	-	(112)	-	(112)
Sub-total of 3 & 4	40	-	(31)	-	10	(21)	-	(21)
5. Appropriation of profits – Distributions to shareholders	42	-	-	-	-	-	(8)	(8)
Balance at 31 December 2007/2006		4,374	6,054	603	1,201	12,232	2,459	14,691

	2006						
	Attributable to equity shareholders of the Company						
	Share capital RMB million	Capital reserve RMB million	Surplus reserves RMB million	Accumulated losses RMB million	Subtotal RMB million	Minority interests RMB million	Total RMB million
3. Effect of acquisition of Nanlung International Freight Ltd., and Southern Airlines Group Air Catering Company Limited	-	-	-	-	-	-	-
4. Consideration for acquisitions of Nanlung International Freight Ltd., and Southern Airlines Group Air Catering Company Limited	-	-	-	-	-	-	-
Sub-total of 3 & 4	-	-	-	-	-	-	-
5. Appropriation of profits – Distributions to shareholders	-	-	-	-	-	-	-
Balance at 31 December 2007/2006	4,374	5,898	603	(661)	10,214	1,933	12,147

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**	**Lu Hong Ye**
Chairman	*Director and President*	*Director and Chief Financial Officer*	*General Manager of Finance Department*

The notes on pages 150 to 249 form part of these financial statements.

Statement of Changes in Shareholders' Equity

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

		2007					2006				
		Share capital	Capital reserve	Surplus reserves	Accumulated losses	Total	Share capital	Capital reserve	Surplus reserves	Accumulated losses	Total
	Note	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2006/2005		4,374	5,898	603	(801)	10,074	4,374	5,893	603	(919)	9,951
Changes in accounting policies	4(2)	-	(37)	-	(1,533)	(1,570)	-	(37)	-	(1,473)	(1,510)
Balance at 1 January 2007/2006	4(2)	4,374	5,861	603	(2,334)	8,504	4,374	5,856	603	(2,392)	8,441
Changes in equity for the year											
1. Net profit for the year		-	-	-	1,642	1,642	-	-	-	58	58
2. Gain and loss recognised directly in equity											
– Net changes in fair value of available-for-sale financial assets		-	176	-	-	176	-	-	-	-	-
– Effect of changes in other shareholders' equity of investees under equity method	40	-	4	-	-	4	-	5	-	-	5
– Deferred tax effect for items recognised directly in equity	23	-	(46)	-	-	(46)	-	-	-	-	-
3. Difference between the carrying amounts of the subsidiaries' net assets acquired and the consideration paid	40	-	(16)	-	-	(16)	-	-	-	-	-
Balance at 31 December 2007/2006		4,374	5,979	603	(692)	10,264	4,374	5,861	603	(2,334)	8,504

These financial statements have been approved by the Board of Directors of the Company on 18 April 2008.

Liu Shao Yong
Chairman

Si Xian Min
Director and President

Xu Jie Bo
Director and Chief Financial Officer

Lu Hong Ye
General Manager of Finance Department

The notes on pages 150 to 249 form part of these financial statements.

Notes to the Financial Statements

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

1 COMPANY STATUS

China Southern Airlines Company Limited (the "Company") and its subsidiaries companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.

The Company is a joint stock limited company established by China Southern Air Holding Company ("CSAHC") pursuant to an approval document Ti Gai Sheng 【1994】 No. 139 from the State Commission for Economic Restructuring of the Peoples' Republic of China ("PRC"). CSAHC injected its airline-related assets and liabilities to the Company in exchange for 2,200,000,000 domestic shares with a par value of RMB1.00 each. The Company was established on 25 March 1995, and took over the control of the airline business from CSAHC since that date.

Pursuant to an approval document Zheng Wei Fa 【1997】 No. 33 from the China Securities Regulatory Commission, the Company listed its 1,174,178,000 H Shares on both the Stock Exchange of Hong Kong Limited and the New York Stock Exchange in July 1997. Pursuant to an approval document 【2003】 No. 70 from the China Securities Regulatory Commission, the Company issued and listed its 1,000,000,000 A Shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

On 13 March 2003, the Company obtained an approval certificate Wai Jing Mao Zi Yi Han 【2003】 No. 273 from the Ministry of Foreign Trade & Economic Cooperation to change to a permanent joint stock limited company with foreign investments and obtained the business license dated 17 October 2003 (Qi Gu Guo Fu Zi No. 000995) issued by the State Administration of Industry and Commerce of the PRC.

The Company obtained a revised business license (Qi Gu Yue Zong Zi No. 003632) on 20 June 2007 issued by Guangdong Province Administration of Industry and Commerce of the PRC.

2 BASIS OF PREPARATION

These financial statements have been translated into English from the Company's financial statements issued in Chinese.

These financial statements have been prepared on the basis that the Group will continue to operate throughout the next accounting period until 31 December 2008 as a going concern.

At 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811,000,000.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations and its ability to obtain adequate external finance. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2007 when they fall due during 2008. Up to the date of approval of these financial statements, the Group was granted banking facilities by several PRC commercial banks for providing loan finance up to approximately RMB50,262,000,000 in 2008 and years afterwards. The directors of the Group believes that the Group will be able to obtain sufficient financing from these banking facilities.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

2 BASIS OF PREPARATION (cont'd)

The Group has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2008. Based on such forecast, the Group has determined that adequate liquidity exists to finance the working capital and capital expenditures requirements of the Group during that period. Therefore, the financial statements have been prepared as a going concern.

(1) Statement of compliance

The financial statements have been prepared in accordance with the requirements of the China Accounting Standards for Business Enterprises (CAS (2006)) issued by the Ministry of Finance (MOF). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Group.

These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports" revised by the China Securities Regulatory Commission (CSRC) in 2007.

(2) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(3) Measurement basis

The measurement basis used in the preparation of the financial statements is historical cost basis except the assets and liabilities set out below:

– Financial assets and financial liabilities at fair value through profit or loss (including financial assets or financial liabilities held for trading) (See Note 3(11))

– Available-for-sale financial assets (see Note 3(11)).

(4) Functional currency and presentation currency

The Company's functional currency is Renminbi. These financial statements are presented in Renminbi.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Business combination and consolidated financial statements

(a) Business combination involving entities under common control

A business combination involving enterprises under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities obtained are measured at the carrying amounts as recorded by the enterprise being absorbed at the combination date. The difference between the carrying amount of the net assets obtained and the carrying amount of consideration paid for the combination (or the total par value of shares issued) is adjusted to share premium in the capital reserve. If the balance of share premium is insufficient, any excess is adjusted to retained earnings. The combination date is the date on which the Group effectively obtains control of the enterprise being absorbed.

(b) Business combinations involving entities not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the Group is the aggregate of the fair values at the acquisition date of assets given, liabilities incurred or assumed, in exchange for control of the acquiree plus any cost directly attributable to the business combination. The difference between the fair value and the carrying amount of the assets given is recognised in profit or loss. The acquisition date is the date on which the Group effectively obtains control of the acquiree.

The Group, at the acquisition date, allocates the cost of the business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities at their fair value at that date.

Any excess of the cost of a business combination over the Group's interest in the fair value of the acquiree's identifiable net assets is recognised as goodwill.

Any excess of the Group's interest in the fair value of the acquiree's identifiable net assets over the cost of a business combination is recognised in profit or loss.

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(1) Business combination and consolidated financial statements (cont'd)

(c) Consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary's assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary's financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Minority interest is presented separately in the consolidated balance sheet within equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders' portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders' share of losses previously absorbed by the Company has been recovered.

When the accounting period or accounting policies of a subsidiary are different from those of the Company, the Company makes necessary adjustments to the financial statements of the subsidiary based on the Company's own accounting period or accounting policies. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(2) Translation of foreign currencies

When the Group receives capital in foreign currencies from investors, the capital is translated to Renminbi at the spot exchange rate on the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to Renminbi at the spot exchange rates on the dates of the transactions.

A spot exchange rate is an exchange rate quoted by the People's Bank of China. A rate that approximates the spot exchange rate is a rate determined under a systematic and rational method, normally the average exchange rate of the current period.

Monetary items denominated in foreign currencies are translated to Renminbi at the spot exchange at the balance sheet date. The resulting exchange differences are recognised in profit or loss, except those arising from the principals and interests on foreign currency borrowings specifically for the purpose of acquisition or construction of qualifying assets (See Note 3(19)). Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to Renminbi using the foreign exchange rate at the transaction date. Non-monetary items denominated in foreign currencies that are measured at fair value are translated using the foreign exchange rate at the date the fair value is determined; the exchange differences are recognised in profit or loss, except for the differences arising from the translation of available-for-sale financial assets, which is recognised in capital reserve.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates on the balance sheet date. The equity items, excluding "Retained earnings", are translated to Renminbi at the spot exchange rates on the transaction dates. The income and expenses of foreign operation are translated to Renminbi at the rates that approximate the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in a separate component of equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is transferred to profit or loss in the period in which the disposal occurs.

(3) Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments, which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(4) Inventories

Inventories, which consist primarily of expendable spare parts and consumables, are carried at the lower of cost and net realisable value.

Cost of inventories comprises all costs of purchase and other costs. Inventories are initially measured at their actual cost. Cost of inventories is calculated using the weighted average method.

Any excess of the cost over the net realisable value of each class of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is determined based on amount recoverable in the normal course of business after the balance sheet date or estimates made by management based on market conditions.

Reusable materials, such as low-value consumables, packaging materials and other materials, are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

The Group maintains a perpetual inventory system.

(5) Long-term equity investments

(a) Investments in subsidiaries

In the Group's consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company's financial statements, investments in subsidiaries are accounted for using the cost method. The investments are stated at cost less impairment losses (See Note 3(10)) in the balance sheet. At initial recognition, such investments are measured as follows:

- The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the absorbing enterprise's share of the subsidiary's equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

- The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of acquisition determined at the acquisition date.

- An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual payment cost if the Group acquires the investment by cash, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(5) Long-term equity investments (cont'd)

(b) Investment in jointly controlled enterprises and associates

A jointly controlled enterprise is an enterprise which operates under joint control in accordance with a contractual agreement between the Group and other parties. Joint control is the contractual agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing the control.

An associate is an enterprise over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies.

An investment in a jointly controlled enterprise or an associate is accounted for using the equity method, unless the investment is classified as held for sale. The investment is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the investment with the transferee, and the transfer is expected to be completed within one year. The investment held for sale is measured at the lower of its carrying amount and fair value less costs to sell. Any excess of its carrying amount over fair value less costs to sell is recognised as a provision for impairment loss of the investment.

At year-end, the Group makes provision for impairment loss of investments in jointly controlled enterprises and associates (See Note 3(10)).

An investment in a jointly controlled enterprise or an associate is initially recognised at actual payment cost if the Group acquires the investment by cash, or at the value stipulated in the investment contract or agreement if an investment is contributed by an investor.

The Group makes the following accounting treatments when using the equity method:

- Where the initial investment cost of a long-term equity investment exceeds the Group's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised at the investor's share of the fair value of the investee's identifiable net assets, and the difference is charged to profit or loss.

- After the acquisition of the investment, the Group recognises its share of the investee's net profits or losses as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

  The Group recognises its share of the investee's net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee's individual separately identifiable assets at the time of acquisition. Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled enterprises are eliminated for the part attributable to the Group calculated based on its share of the associates or jointly controlled enterprises. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled enterprises are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(5) Long-term equity investments (cont'd)

(b) Investment in jointly controlled enterprises and associates (cont'd)

– The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group's net investment in the associate or the jointly controlled enterprise is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled enterprise, the Group resumes recognising its share of those profits only after its share of the profits exceeds the share of losses not recognised.

(c) Other long-term equity investments

Other long-term equity investments refer to investments for which the Group does not have the right to control, have joint control or exercise significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

Such investments are initially recognised at the cost determined in accordance with the same principles as those for jointly controlled enterprises and associates, and then accounted for using the cost method. At year-end the Group makes provision for impairment losses on such investments (See Note 3(11)).

(6) Investment property

Investment property is a property held either to earn rental income or for capital appreciation or for both. Investment property is accounted for using the cost model and stated in the balance sheet at cost less accumulated depreciation and impairment loss (See Note 3(10)). Investment property is depreciated or amortised using the straight-line method over its estimated useful life. (See Notes 3(7) and 3(9)).

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(7) Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Group for use in the rendering of services, for rental to others or for operation and administrative purposes with useful lives over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (See Note 3(10)). Construction in progress is stated in the balance sheet at cost less impairment losses (See Note 3(10)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditures for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (See Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, they are recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective annual depreciation rates for fixed assets are as follows:

	Depreciation rate
Owned and finance leased aircraft	
– Aircraft	4.75%-6.33%
– Capitalised overhaul costs	12.50%-33.33%
Other flight equipment:	
– Jet engines	4.75%-6.33%
– Others, including high value rotables	6.33%-40.00%
Buildings	2.71%-3.17%
Machinery, equipment and motor vehicles	9.50%-23.75%

Useful lives, residual values and depreciation methods are reviewed at at least each year-end.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(8) Leases

A lease is classified as either a finance lease or an operating lease. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee, irrespective of whether the legal title to the asset is eventually transferred or not. An operating lease is a lease other than a finance lease.

(a) Assets acquired under finance leases

When the Group acquires an asset under a finance lease, the asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments, each determined at the inception of the lease. The minimum lease payments are recorded as long-term payables. The difference between the value of the leased assets and the minimum lease payments is recognised as unrecognised finance charges. Initial direct costs that are attributable to a finance lease incurred by the Group are added to the amounts recognised for the leased asset. Depreciation and impairment losses are accounted for in accordance with the accounting policies described in Notes 3(7) and 3(10), respectively.

If there is reasonable certainty that the Group will obtain ownership of a leased asset at the end of the lease term, the leased asset is depreciated over its estimated useful life. Otherwise, the leased asset is depreciated over the shorter of the lease term and its estimated useful life.

Unrecognised finance charge under finance lease is amortised using an effective interest method over the lease term. The amortisation is accounted for in accordance with policies described in Note 3(19).

At the balance sheet date, long-term payables arising from finance leases, net of the unrecognised finance charges, are presented into obligations under finance leases and non-current liabilities due within one year, respectively in the balance sheet.

Contingent lease payments are charged as expenses in the accounting period in which they are incurred.

(b) Operating lease charges

Rental payments under operating leases are recognised as costs or expenses on a straight-line basis over the lease term. Contingent rental payments are recognised as expenses in the accounting period in which they are incurred.

(c) Assets leased out under operating leases

Fixed assets leased out under operating leases, except for investment property (See Note 3(6)), are depreciated in accordance with the Group's depreciation policies described in Note 3(7). Impairment losses are provided for in accordance with the accounting policy described in Note 3(10). Income derived from operating leases is recognised in the income statement using the straight-line method over the lease term. If initial direct costs incurred in respect of the assets leased out are material, the costs are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Otherwise, the costs are charged to profit or loss immediately. Contingent rentals are recognised as income in the accounting period in which they are earned.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(8) Leases (cont'd)

(d) Sales and leaseback transactions

The differences between the sale price and the carrying amounts of assets on sales and leaseback transactions which result in finance leases are deferred and amortised over the useful lives of the leased assets as an adjustment to the depreciation expenses. The differences between the sale price and the carrying amounts of assets on sales and leaseback transactions which result in operating leases are deferred and amortised over the terms of the related leases as an adjustment to the rental expenses. However, if there is conclusive evidence that the sales and leaseback transactions are established at fair value, differences between the sale price and the carrying amounts of assets are recognised in profit or loss immediately.

(9) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (See Note 3(10)). For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortised on the straight-line method over its estimated useful life. The respective amortisation periods for such intangible assets are as follows:

Land use rights	30-70 years
Softwares	2-10 years

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Group. At the balance sheet date, the Group doesn't have any intangible assets with indefinite useful lives.

(10) Impairment of non-financial long-term assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on the internal and external sources of information to determine whether there is any indication of impairment:

- fixed assets;
- construction in progress;
- assets acquired under finance leases;
- intangible assets;
- investment property measured using a cost model;
- investments in subsidiaries, jointly controlled entities and associates; and
- other non-current assets

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(10) Impairment of non-financial long-term assets (cont'd)

If any indication exists that an asset may be impaired, recoverable amount of the asset is estimated.

An asset group is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups. An asset group is composed of assets directly relating to cash-generation. Identification of an asset group is based on whether major cash inflows generated by the asset group are largely independent of the cash inflows from other assets or asset groups. In identifying an asset group, the Group also considers how management monitors the Group's operations and how management makes decisions about continuing or disposing of the Group's assets.

The recoverable amount of an asset, asset group or set of asset groups is the higher of its fair value less costs to sell and its present value of expected future cash flows.

An asset's fair value less costs to sell is the amount determined by the price of a sale agreement in an arm's length transaction, less the costs that are directly attributable to the disposal of the asset. The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognised if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset group or a set of asset groups first reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

An impairment loss is not reversed in subsequent periods.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(11) Financial instruments

Financial instruments comprise cash at bank and on hand, investments in equity securities other than long-term equity investments, receivables, payables, loans and borrowings and share capital, etc.

(a) Recognition and measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

During the accounting year, the Group classifies financial assets and liabilities into different categories: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any attributable transaction costs are included in their initial costs. Subsequent to initial recognition, financial assets and liabilities are measured as follows:

– Financial assets and financial liabilities at fair value through profit or loss (including financial assets or financial liabilities held for trading)

  A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term.

  Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

– Receivables

  Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

  Subsequent to initial recognition, receivables are subsequently stated at amortised cost using the effective interest method.

– Available-for-sale financial assets

  Available-for-sale financial assets include non-derivative financial assets that are designated upon initial recognition as available for sales and other financial assets which do not fall into any of the above categories.

  An investment in equity instrument which does not have a quoted market price in an active market and whose fair value cannot be reliably measured is measured at cost subsequent to initial recognition.

  Besides investments in equity instruments whose fair value cannot be measured reliably as described above, subsequent to initial recognition, other available-for-sale financial assets are measured at fair value and changes therein, except for impairment losses and foreign exchange gains and losses from monetary financial assets, which are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is removed from equity and recognised in profit or loss.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(11) Financial instruments (cont'd)

(a) Recognition and measurement of financial assets and financial liabilities (cont'd)

– Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

(b) Impairment of financial assets

The carrying amounts of financial assets (other than those at fair value through profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

– Receivables

Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observative figures reflecting present economic conditions.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss will not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(11) Financial instruments (cont'd)

(b) Impairment of financial assets (cont'd)

– Available-for-sale financial assets and other long-term equity investments

Available-for-sale financial assets and other long-term equity investments are assessed for impairment on an individual basis.

When an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that has been recognised directly in equity is removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

If, after an impairment loss has been recognised on an available-for-sale debt instrument, the fair value of the debt instrument increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. An impairment loss recognised for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss.

For other long-term equity investments (See Note 3(5)(c)), the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

(c) Determination of fair values

If there is an active market for a financial asset or financial liability, the quoted price in the active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of the financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models. The Group calibrates the valuation technique and tests it for validity periodically.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(11) Financial instruments (cont'd)

(d) Derecognition of financial assets and financial liabilities

A financial asset is derecognised if the Group's contractual rights to the cash flows from the financial asset expire or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

Where a transfer of a financial asset in its entirely meets the criteria of the derecognition, the difference between the two amounts below is recognised in profit or loss:

- carrying amount of the financial asset transferred
- the sum of the consideration received from the transfer and any cumulative gain or loss that has been recognised directly in shareholders' equity.

The Group derecognises a financial liability (or part of it) only when the underlying present obligation (or part of it) is discharged.

(e) Equity instrument

An equity instrument is a contract that proves the ownership interest of the assets after deducting all liabilities in the Company.

The consideration received from the issuance of equity instruments net of transaction costs is recognised in share capital and capital reserve.

(12) Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognised as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a) Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a defined contribution basic retirement scheme for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the retirement scheme at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees.

(b) Housing fund and other social insurances

Besides the retirement benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rates based on the employees' salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(12) Employee benefits (cont'd)

(c) Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

– The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly;

– The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(13) Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carry forward to subsequent periods. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or tax loss).

At the balance sheet date, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is realised or the liability is settled in accordance with tax laws.

(14) Provisions and contingent liabilities

A provision is recognised if, as a result of a past event, the Group has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(15) Revenue recognition

Revenue is the gross inflow of economic benefit in the periods arising in the course of the Group's ordinary activities when the inflows result in increase in shareholder's equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage;

(b) Revenues from airline-related businesses are recognised when the relevant services are rendered;

(c) Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate;

(d) Royalty income from intangible assets is determined according to the period and method of charging as stipulated in the relevant contract or agreements.

(16) Traffic commissions

Traffic commissions are expensed when the transportation service is provided and the related revenue is recognised. Traffic commissions for transportation service not yet provided are recorded in the balance sheet as prepaid expenses.

(17) Maintenance and overhaul expenditures

Routine repair and maintenance, repairs expenses are recognized in profit or loss when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of fixed assets and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfill certain return conditions under relevant lease agreements. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the relevant period. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(18) Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration except for the capital contribution from the government as a shareholder of the Group. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, and not regarded as government grants.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions associated with the grant.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(18) Government grants (cont'd)

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

(19) Borrowing costs

Borrowing costs incurred directly attributable to the acquisition and construction of a qualifying asset are capitalised as part of the cost of the asset.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

In the capitalisation period, the amount of interest to be capitalised in each accounting period is determined as follows:

– Where funds are borrowed specifically for the acquisition and construction of a qualifying asset, the amount of interest to be capitalised is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

– Where funds are borrowed generally and used for the acquisition and construction of a qualifying asset, the amount of interest to be capitalised on such borrowings is determined by applying a capitalisation rate to the weighted average of the excess amounts of cumulative expenditures on the asset over the above amounts of specific borrowings. The capitalisation rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the carrying amount of the borrowings.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs commences when expenditures for the asset is being incurred, borrowing costs are being incurred and activities of acquisition and construction that are necessary to prepare the asset for its intended use or sale are in progress, and ceases when the assets become ready for their intended use or sale. Capitalisation of borrowing costs is suspended when the acquisition and construction activities are interrupted abnormally and the interruption lasts over three months.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(20) Dividends appropriated to investors

Dividends or distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date but disclosed in the notes separately.

(21) Frequent flyer award programmes

The Group maintains two frequent flyer award programs, namely, the China Southern Airlines Sky Pearl Club and Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(22) Related parties

If the Group has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control, jointly control, or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. The Company's and its subsidiaries' related parties include, but are not limited to:

(a) the Company's parent;

(b) the Company's subsidiaries;

(c) enterprises that are controlled by the Company's parent;

(d) investors that have joint control over the Group;

(e) investors that exercise significant influence over the Group;

(f) joint ventures of the Group;

(g) associates of the Group;

(h) principal individual investors and close family members of such individuals;

(i) key management personnel of the Group and close family members of such individuals;

(j) key management personnel of the Company's parent;

(k) close family members of key management personnel of the Company's parent; and

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(22) Related parties (cont'd)

(l) other enterprises that are controlled, jointly controlled or significantly influenced by principal individual investors, key management personnel of the Group, and close family members of such individuals.

Besides the related parties stated above determined in accordance with the requirements of CAS (2006), the following enterprises and individuals are considered as (but not restricted to) related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(m) enterprises that hold 5% or more of the Company's shares or persons that act in concert;

(n) individuals who directly or indirectly hold 5% or more of the Company's shares and close family members of such individuals;

(o) enterprises that satisfy any of the aforesaid conditions in (a), (c) and (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p) individuals who satisfy any of the aforesaid conditions in (i), (j) and (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q) enterprises, other than the Company and subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such individual assumes the position of a director or senior executive.

(23) Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other component. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment, which is subject to risks and rewards that are different from those of other segments. In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditures is the total cost incurred during the period to acquire or construct segment fixed assets and intangible assets.

Unallocated items mainly comprise interest income and expenses, dividend income, investment income or loss arising from long-term equity investment, non-operating income and expenses, and income tax expenses.

3 SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (cont'd)

(24) Significant accounting estimates and judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Besides notes 38 and 55 which contain information about the assumptions and their risk factors relating to employee benefits payable due after one year and fair value of financial instruments, other key sources of estimation uncertainty are as follows:

(a) Impairment of receivables

As described in Note 3(11)(b), receivables that are measured at amortisation cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Group about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognised in prior years is reversed.

(b) Impairment of non-financial long-term assets

As described in Note 3(10), non-financial long-term assets are reviewed at each balance sheet date to determine whether the carrying amount exceeds the recoverable amount of the assets. If any such indication exists, impairment loss is provided.

The recoverable amount of an asset (asset group) is the greater of its net selling price and its present value of expected future cash flows. Since a market price of the asset (the asset group) cannot be obtained reliably, the fair value of the asset cannot be estimated reliably. In assessing value in use, significant judgments are exercised over the income from operating services, related operating expenses and discounting rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling price and related operating expenses based on reasonable and supportable assumption.

(c) Depreciation and amortisation

As described in Notes 3(6), (7) and (9), investment property, fixed assets and intangible assets are depreciated and amortised using the straight-line method over their estimated useful lives after taking into account residual value. The estimated useful lives are regularly reviewed to determine the depreciation and amortisation costs charged in each reporting period. The estimated useful lives are determined based on historical experiences of similar assets and the estimated technical changes. If there is an indication that there has been a change in the factors used to determine the depreciation or amortisation, the amount of depreciation or amortisation is revised.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES

(1) Changes in accounting policies and their effects

The Group has adopted CAS (2006) since 1 January 2007. The significant accounting policies applicable to the Group under CAS (2006) are set out in Note 3.

The Group has issued H shares, and the financial statements in prior years were reported by using the applicable PRC accounting regulations and the International Financial Reporting Standards (IFRS). Pursuant to the requirements of the Q&A No.1 in China Accounting Standards Bulletin No.1 (CAS Bulletin 1) issued by the MOF in November 2007, the Group, at the date of the first-time adoption, made retrospective adjustments based on the following principles.

Where the principles stipulated in CAS (2006) differ from those of the applicable PRC accounting regulations, and these principles in CAS (2006) are the same as those adopted by the Group in preparing the financial statements in accordance with IFRS in prior years, the Group made retrospective adjustments to those items affected by the changes in accounting policies due to the first-time adoption of CAS (2006), based on the information used in preparing the financial statements in accordance with IFRS. In addition, the Group made retrospective adjustments to other items in accordance with the requirements of "CAS 38 – First-time Adoption of CAS" (CAS 38) and CAS Bulletin 1.

Except for the retrospective adjustments described in item (a), (b), (d), (g), (h), (i), (j) and (k), which were made in accordance with the requirements of CAS 38 and CAS Bulletin 1, no other retrospective adjustments are resulted from the changes in accounting policies.

Upon the adoption of CAS (2006), the Group's significant accounting policies have changed as follows:

(a) Investments in subsidiaries

In the Company's separate financial statements, investments in subsidiaries were accounted for using the equity method prior to 1 January 2007. Such investments are now accounted for using the cost method.

On 1 January 2007, the Company made retrospective adjustments on such investments obtained prior to 1 January 2007 in accordance with the accounting policy described in Note 3(5)(a) in its separate financial statements.

(b) Investments in jointly controlled entities and associates

When the equity method is used to account for investments in jointly controlled entities and associates, the major accounting policies are changed as follows:

- Investments in jointly controlled entities were accounted for on a proportionate consolidation method prior to 1 January 2007 in the consolidated financial statements. Such investments are now accounted for using the equity method.

- The accounting policies of certain associates were different from the Group's principle accounting policies in certain aspects. Such differences arising from the different accounting policies of the associates are now adjusted to conform with the accounting policies of the Group when the investments are accounted for using equity method.

The relevant 2006 comparative items have been retrospectively adjusted accordingly.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(1) Changes in accounting policies and their effects (cont'd)

(c) Investment property

Properties held either to earn rental income or for capital appreciation, or for both were recognised as fixed assets or intangible assets prior to 1 January 2007. These properties are now accounted for as investment properties using the cost model. There is no effect on the opening retained earnings and prior years' retained earnings.

(d) Financial instruments

Prior to 1 January 2007, financial assets, financial liabilities and equity instruments were measured at historical costs. Since 1 January 2007, they are now measured at fair value, amortisation cost or cost according to the classification based on the principle in Note 3(11).

The following adjustments were made because of the change in accounting policy of financial instruments on 1 January 2007:

– On 1 January 2007, the accounting policies of available-for-sale financial assets were applied retrospectively.

– On 1 January 2007, financial liabilities were classified as financial liabilities at fair value through profit or loss or other financial liabilities. Financial liabilities at fair value through profit or loss were measured at fair value on 1 January 2007. The difference between fair value and carrying amount was adjusted to retained earnings. The relevant 2006 comparative items have been retrospectively adjusted accordingly.

(e) Reversal of impairment loss of non-financial long-term assets

Prior to 1 January 2007, for an asset, such as a long-term equity investment, fixed asset, intangible asset, if there is an indication that there has been a change in the factors used to determine the provision for impairment and as a result the estimated recoverable amount is greater than its carrying amount, the impairment loss recognised in prior years was to be reversed. The impairment loss was reversed only to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Starting from 1 January 2007, such impairment loss is no longer permitted to be reversed.

No retrospective adjustment has been made by the Group for the above change in accounting policy on asset impairment.

(f) Government grants

Prior to 1 January 2007, a government grant related to an asset (excluding capital contribution from the government) was recognised in capital reserve once it complied with the conditions associated. Starting from 1 January 2007, such government grant is recognised initially as deferred income and recognised in profit or loss on a straight-line basis over the useful life of the asset.

No retrospective adjustment has been made by the Group for the above change in accounting policy on asset impairment.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(1) Changes in accounting policies and their effects (cont'd)

(g) Borrowing costs

Prior to 1 January 2007, borrowing costs on funds borrowed for general purposes and used for the acquisition or construction of fixed assets, and borrowing costs on parts of the funds borrowed specifically for the acquisition or construction of fixed assets which have not been put into use (less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset), were recognised in profit or loss when incurred. Starting from 1 January 2007, such borrowing costs are now capitalised as part of the cost of assets, when certain conditions are satisfied. The relevant 2006 comparative items have been retrospectively adjusted accordingly.

(h) Early-retirement plan

Prior to 1 January 2007, early-retirement plan contributions were recognised as expenses at the date of payment as specified under relevant plan. As of 1 January 2007, a provision for the present value of the future cash flows expected to be required to settle the obligations is recognised for such benefits provided when the Group is committed to and cannot unilaterally withdraw from a formal plan or an offer which will be implemented shortly.

A provision was recognised for the current portion and the obligation over one year for the early-retirement existed on 1 January 2007, which met the liability recognition criteria and no liability was recognised for it prior to 1 January 2007, and the retained earnings were adjusted. The relevant 2006 comparative items have been retrospectively adjusted accordingly.

(i) Gain on sales and leaseback of aircraft transactions

Prior to 1 January 2007, gains on sales and leaseback of aircraft transactions which result in operating leases were recorded as deferred credits and amortised over the related leases terms. Starting from 1 January 2007, if there is conclusive evidence that the transactions are established at fair value, the difference between the sale price and carrying amounts of assets are recognised in profit or loss immediately. The relevant 2006 comparative items have been adjusted retrospectively.

(j) Overhaul expenditures on aircraft and engines

Prior to 1 January 2007, overhaul expenditures on owned and finance leased aircraft and engines were charged to profit or loss as and when incurred. Starting from 1 January 2007, overhaul expenditures meeting fixed assets recognition criteria are capitalised as a separate component in the carrying amount of the respective assets and is subject to depreciation on a straight-line basis over the average expected life between major overhauls (See Note 3(17)). The relevant 2006 comparative items have been retrospectively adjusted accordingly.

(k) Income tax

Effect of the above retrospective adjustments on taxation in 2006 have been retrospectively adjusted accordingly.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(2) Effects of the above changes in accounting policies on the Group's and the Company's net profits and shareholders' equity attributable to equity holders of the Company for 2006 and prior years are summarised as follows:

		The Group			The Company		
	Notes	2006 Net profit RMB million	2006 Closing balance of shareholders' equity RMB million	2006 Opening balance of shareholders' equity RMB million	2006 Net profit RMB million	2006 Closing balance of shareholders' equity RMB million	2006 Opening balance of shareholders' equity RMB million
Net profit and shareholders' equity attributable to equity holders of the Company before adjustments		118	10,074	9,951	118	10,074	9,951
Early-retirement plan meeting liability recognition criteria	4(1)(h)	(392)	(392)	–	(376)	(376)	–
Financial liabilities at fair value through profit or loss	4(1)(d)	(26)	(26)	–	(26)	(26)	–
Effect of long-term equity investments	4(1)(a)(b)	(49)	(139)	(90)	(210)	(1,851)	(1,641)
Gains on sales and leaseback of aircraft transactions	4(1)(i)	(35)	125	160	(31)	118	149
Capitalisation of interests	4(1)(g)	374	385	11	352	363	11
Capitalisation of overhaul expenditure on aircraft and engines	4(1)(j)	248	248	–	264	264	–
Effect of the above adjustments on taxation	4(1)(k)	(34)	(63)	(29)	(33)	(62)	(29)
Effect of minority interests of the above adjustments		5	2	(3)	–	–	–
Total		91	140	49	(60)	(1,570)	(1,510)
Net profit and shareholders' equity attributable to equity holders of the Company after adjustments		209	10,214	10,000	58	8,504	8,441

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(2) Effects of the above changes in accounting policies on the Group's and the Company's net profits and shareholders' equity attributable to equity holders of the Company for 2006 and prior years are summarised as follows (cont'd):

Affected assets, liabilities and shareholders' equity items in the consolidated balance sheet and balance sheet as at 31 December 2006:

		The Group			The Company		
	Notes	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million
Cash at bank and on hand		2,462	(198)	2,264	1,786	–	1,786
Accounts receivable		1,766	(250)	1,516	1,204	–	1,204
Prepayments	*	363	240	603	159	339	498
Dividends receivable		–	33	33	33	–	33
Other receivables		940	12	952	1,453	–	1,453
Inventories		1,458	(143)	1,315	1,089	–	1,089
Deferred expenses	*	447	(447)	–	338	(338)	–
Available-for-sale financial assets		–	69	69	–	69	69
Long-term equity investments		618	688	1,306	4,501	(1,920)	2,581
Investment properties	*	–	206	206	–	206	206
Fixed assets		57,133	(1,052)	56,081	46,309	76	46,385
Construction in progress		633	8,958	9,591	493	8,010	8,503
Intangible assets		723	(10)	713	464	53	517
Equipment lease deposits		9,458	(8,676)	782	8,410	(7,734)	676
Long-term deferred expenses		24	14	38	4	16	20
Deferred tax assets		142	537	679	129	545	674
Short-term loans		(20,136)	228	(19,908)	(18,982)	–	(18,982)
Financial liabilities held for trading		–	(26)	(26)	–	(26)	(26)
Accounts payable	*	(2,179)	(3,849)	(6,028)	(1,712)	(3,213)	(4,925)
Employee benefits payable	*	–	(954)	(954)	–	(758)	(758)
Salary payables	*	(337)	337	–	(295)	295	–
Staff welfare payable	*	(39)	39	–	–	–	–
Taxes payable		(533)	7	(526)	(297)	(2)	(299)

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(2) Effects of the above changes in accounting policies on the Group's and the Company's net profits and shareholders' equity attributable to equity holders of the Company for 2006 and prior years are summarised as follows (cont'd):

Affected assets, liabilities and shareholders' equity items in the consolidated balance sheet and balance sheet as at 31 December 2006: (cont'd)

		The Group			The Company		
	Notes	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million
Other compulsory payable	*	(693)	693	–	(558)	558	–
Other payables		(2,489)	(40)	(2,529)	(2,133)	(201)	(2,334)
Interest payable	*	–	(448)	(448)	–	(407)	(407)
Accrued expenses	*	(4,294)	4,294	–	(3,646)	3,646	–
Non-current liabilities due within one year		(7,034)	70	(6,964)	(6,285)	–	(6,285)
Long-term loans		(10,381)	363	(10,018)	(7,371)	–	(7,371)
Deferred credit		(917)	125	(792)	(910)	118	(792)
Employee benefits payable after one year	*	–	(306)	(306)	–	(295)	(295)
Deferred tax liabilities		(370)	(613)	(983)	–	(607)	(607)
Capital reserve		(5,898)	–	(5,898)	(5,898)	37	(5,861)
Surplus reserves		(732)	129	(603)	(603)	–	(603)
Accumulated losses		930	(269)	661	801	1,533	2,334
Minority interests		(2,172)	239	(1,933)	–	–	–

* Apart from the retrospective adjustments made on relevant items in the consolidated balance sheet and balance sheet as at 31 December 2006 described in Note 4(1), certain items in the comparative figures of 2006 have been reclassified to conform with the requirements of CAS 38.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

4 CHANGES IN ACCOUNTING POLICIES (cont'd)

(2) Effects of the above changes in accounting policies on the Group's and the Company's net profits and shareholders' equity attributable to equity holders of the Company for 2006 and prior years are summarised as follows (cont'd):

Affected income and expenses items in the consolidated income statement and income statement for the year ended 31 December 2006:

		The Group			The Company		
	Notes	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million	Before adjustments RMB million	Adjustments RMB million	After adjustments RMB million
Operating income	*	(47,047)	(210)	(47,257)	(36,853)	(353)	(37,206)
Other operating income	*	(301)	301	–	(213)	213	–
Operating costs		40,400	405	40,805	32,002	300	32,302
Business taxes and surcharges		1,321	(11)	1,310	993	–	993
Selling and distribution expenses		2,976	(18)	2,958	2,335	17	2,352
General and administrative expenses		2,242	(293)	1,949	1,669	(182)	1,487
Net (financial income)/ financial expenses		1,022	(390)	632	815	(352)	463
Impairment loss		–	165	165	–	374	374
Loss from changes in fair value		–	26	26	–	26	26
Investment income		(76)	(66)	(142)	(112)	(16)	(128)
Subsidy income	*	(145)	145	–	(103)	103	–
Non-operating income	*	(730)	(124)	(854)	(711)	(103)	(814)
Non-operating expenses		32	(3)	29	23	–	23
Income tax expenses		136	18	154	37	33	70
Net profit attributable to minority shareholders		52	(36)	16	–	–	–
Total		(118)	(91)	(209)	(118)	60	(58)

* Apart from the retrospective adjustments made on relevant items in the consolidated income statement and income statement for the year ended 31 December 2006 described in Note 4(1), certain items in the comparative figures of 2006 have been reclassified to conform with the requirements of CAS 38.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

5 TAXATION

(1) Major taxes applicable to the rendering of services by the Group are as follows:

Type of taxes	Tax rate	Basis of tax
Business tax	3% or 5%	Traffic revenue, ground services income and commission income. All inbound international and Hong Kong and Macau regional flights are exempted from business tax
City construction tax	7%	Business tax
Education surcharge	3%	Business tax

Pursuant to Article 5 of 【1985】 Cai Sui Zi No. 069 "Ministry of Finance's Rules on Certain Questions on City Construction Tax Provisional Regulations" and Article 2 of 【1994】 No. 23 "State Council Supplementary Notice on Exemption of Education Surcharge", the Company, after having become a foreign investment enterprise as described in Note 1, is exempted from city construction tax and education surcharge since 1 October 2003.

(2) Income tax

The income tax rate applicable to the Company's Guangzhou headquarters is 18%. The income tax rates applicable to its branches are in the range from 15% to 33%.

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year.

Except for the following subsidiaries which are entitled to a preferential income tax rate, other subsidiaries are subject to an income tax rate of 33% according to the PRC related tax laws and regulations.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

5 TAXATION (cont'd)

(2) Income tax (cont'd)

Certain subsidiaries of the Company have been granted with preferential tax treatments as set out below:

Name of subsidiaries	Preferential rate	Reasons
Zhuhai Airlines Company Limited	15%	Operates in a special economic zone and accordingly enjoys a reduced income tax rate pursuant to documents Cai Sui Zi (86) No. 122 and Cai Sui Zi (87) No. 115.
Southern Airlines (Group) Shantou Airlines Company Limited	15%	Ditto
Xiamen Airlines Company Limited	15%	Ditto
Guangzhou Nanland Air Catering Company Limited	27%	Pursuant to "Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC", the applicable state income tax rate is 24% and local income tax rate is 3%.
CSN-ETC e-Commerce Limited	7.5%	Pursuant to the preferential tax treatment as entitled in the "PRC Corporate Income Tax Provincial Regulations" and Sui Tian Guo Shui Jiu Jian 【2007】 No.14.

There is no change in the tax rates and preferential treatments that the Company and its subsidiaries and branches are entitled to as compared with the previous year.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which takes effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries has changed from 33% and 27% to 25% with effect from 1 January 2008. Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

5 TAXATION (cont'd)

(2) Income tax (cont'd)

Certain subsidiaries of the Group were recognised as a High-tech enterprise for tax purpose and entitled to a preferential income tax rate. According to the new tax law, enterprise recognised as Hi-tech enterprise is entitled to a preferential income tax rate of 15% when certain conditions are met. However, the conditions for recognising an enterprise as Hi-tech enterprise and other detailed provisions have not yet been issued. Therefore, these subsidiaries can not determine whether they are qualified as Hi-tech enterprise under the new tax law since 1 January 2008.

The deferred tax assets and liabilities as at 31 December 2007 have been remeasured for the change in applicable tax rates as a result of the new tax law.

(3) Taxes payable

	The Group		The Company	
	2007 RMB million	2006 RMB million	**2007 RMB million**	2006 RMB million
Business tax payable	**601**	348	**417**	200
Income tax payable	**500**	126	**422**	77
Others	**96**	52	**55**	22
Total	**1,197**	526	**894**	299

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

6 BUSINESS COMBINATIONS AND THE CONSOLIDATED FINANCIAL STATEMENTS

(1) At 31 December 2007, the consolidated financial statements of the Group include the following subsidiaries:

Name	Organisation code	Place of incorporation	Business scope	Registered capital (Note)	The company's investments at the year end (Note)	Voting rights direct and indirect %	Acquisition method
Southern Airlines (Group) Shantou Airlines Company Limited	279795735	PRC	Airline	280,000,000	168,000,000	60	Established by the Company
Zhuhai Airlines Company Limited	192591625	PRC	Airline	250,000,000	150,000,000	60	Established by the Company
Xiamen Airlines Company Limited	15499233X	PRC	Airline	700,000,000	420,000,000	60	Established by the Company
Guizhou Airlines Company Limited	709667064	PRC	Airline	80,000,000	48,000,000	60	Established by the Company
Chongqing Airlines Company Limited	66089744X	PRC	Airline	1,200,000,000	587,000,000	60	Established by the Company
Guangzhou Air Cargo Company Limited	76610142X	PRC	Cargo services	238,000,000	166,600,000	70	Established by the Company
Guangzhou Baiyun International Logistics Company Limited	739732074	PRC	Logistics operations	50,000,000	127,673,000	61	Established by the Company
Nanlung International Freight Company Limited	Not applicable	Hong Kong	Cargo services	HKD3,270,000	13,940,179	51	Acquired through business combination under common control
Guangzhou Nanland Air Catering Company Limited	617401656	PRC	Air catering	120,000,000	104,499,610	75	Established by the Company
Southern Airlines Group Air Catering Company Limited	757879598	PRC	Air catering	10,200,000	80,808,252	100	Acquired through business combination under common control
China Southern West Australian Flying College Pty Limited	Not applicable	Australia	Pilot training services	A$100,000	22,298,626	65	Acquired through business combination under common control
Xinjiang Civil Aviation Property Management Limited	745207604	PRC	Property management	251,332,832	144,241,416	51.8	Established by the Company

Note: Expressed in RMB, unless otherwise stated.

6 BUSINESS COMBINATIONS AND THE CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

(2) Business combinations involving entities under common control during the year

At 31 August 2007, the Company acquired 100% interests in Southern Airlines Group Air Catering Company Limited ("Air Catering"), with a cash consideration of RMB90,170,000.

Air Catering was established in Guangzhou on 25 December 2003, with its headquarters located in Guangzhou, and is engaged in air catering services. Air Catering and the Company are both under the ultimate control of CSAHC.

Air Catering adopted CAS (2006) issued by the MOF before combination. The financial information of Air Catering is as follows:

	Period from January 2007 to August 2007 RMB million
Revenue	**113**
Net profit	**0.2**
Net cash outflow	**45**

The carrying amount of assets and liabilities are as follows:

	31 August 2007 RMB million	31 December 2006 RMB million
Cash at bank and on hand	**45**	41
Accounts receivable and other receivables	**80**	71
Inventories	**6**	7
Fixed assets and construction in progress	**59**	63
Intangible assets	**1**	1
Accounts payable and other payables	**(45)**	(38)
Total equity	**146**	145
Attributable to equity shareholders of the Company	**81**	79
Attributable to minority interests	**65**	66

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

6 BUSINESS COMBINATIONS AND THE CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

(2) Business combinations involving entities under common control during the year (cont'd)

At 31 August 2007, the Company acquired a 51% interests in Nanlung International Freight Company Limited ("Nanlung Freight"), with a cash consideration of RMB22,050,180.

Nanlung Freight was established in Hong Kong in 1996, with its headquarters located in Hong Kong, and is engaged in provision of cargo services. Nanlung Freight and the Company are both under the ultimate control of CSAHC.

Nanlung Freight adopted Hong Kong Financial Reporting Standards to prepare its financial statements. The Company adjusted the financial statements of Nanlung Freight to comply with accounting policies of the Company. The adjusted financial information of Nanlung Freight is as follows:

	Period from January 2007 to August 2007 RMB million
Revenue	**117**
Net profit	**8**
Net cash outflow	**13**

The adjusted carrying amounts of assets and liabilities of Nanlung Freight are as follows:

	31 August 2007 RMB million	31 December 2006 RMB million
Cash at bank and on hand	**9**	12
Accounts receivable and other receivables	**33**	24
Fixed assets and construction in progress	**1**	1
Accounts payable and other payables	**(13)**	(13)
Net assets	**30**	24

The effect of the above business combinations under common control to the opening balances of the Group's financial statements is not significant. Therefore, no retrospective adjustments were made to the comparative figures of the Group's consolidated financial statements.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

6 BUSINESS COMBINATIONS AND THE CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

(3) Former subsidiaries that ceased to be consolidated during the year

The Company disposed of its 90% equity interest in Guangzhou Aviation Hotel to CSAHC on 31 August 2007. The assets and liabilities of Guangzhou Aviation Hotel ceased to be consolidated in 2007, but its results prior to the disposal have been included in the consolidated financial statements.

Guangzhou Aviation Hotel was established in Guangzhou on 8 January 1997, and is engaged in hotel services. The consideration for the equity transfer of RMB74,723,000 is based on the Assets Appraisal Report, Zhong Tian Heng 【2006】102 issued by Guangzhou Zhong Tian Heng Assets Appraisal Company Limited on 31 August 2006. The assets, liabilities and owner's equity of Guangzhou Aviation Hotel at the date of disposal and as of the balance sheet date of the immediately preceding period are as follows:

	31 August 2007 RMB million	31 December 2006 RMB million
Current assets	**7**	9
Non-current assets	**72**	75
Current liabilities	**(4)**	(6)
Total owner's equity	**75**	78

The result of Guangzhou Aviation Hotel from the beginning of the period to the date of disposal is as follows:

	Period from January 2007 to August 2007 RMB million
Revenue	**–**
Expenses	**(3)**
Net loss	**(3)**

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

6 BUSINESS COMBINATIONS AND THE CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

(4) Minority interests in each of major subsidiaries:

Subsidiary	Minority interests at year end date RMB million	Loss for the year allocated to minority shareholders RMB million	Minority interests at the beginning of the year RMB million
Xiamen Airlines Company Limited	1,763		1,512
Chongqing Airlines Company Limited	219	21	–
Southern Airlines (Group) Shantou Airlines Company Limited	103		89
Xinjiang Civil Aviation Property Management Limited	88	5	93
Guangzhou Air Cargo Company Limited	71		71
Zhuhai Airlines Company Limited	69	4	73
Southern Airlines Group Air Catering Company Limited	66		–
Guangzhou Nanland Air Catering Company Limited	33		28
China Southern West Australian Flying College Pty Limited	12		9
Nanlung International Freight Company Limited	14		–
Guizhou Airlines Company Limited	10	21	31
Others	11	13	27
Total	2,459	64	1,933

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

7 CASH AT BANK AND ON HAND

	The Group				The Company			
	2007		2006		2007		2006	
	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million
Cash on hand								
Renminbi		3		4		2		3
US Dollars	1	10	1	5	1	10	1	5
Other currencies	–	14	–	9	–	14	–	8
Sub-total		27		18		26		16
Cash at banks								
Renminbi		2,351		1,276		1,826		880
US Dollars	24	176	16	123	23	171	11	86
HK Dollars	78	73	2	2	61	57	2	2
Japanese Yen	609	39	1,006	66	593	38	990	65
Singapore Dollars	1	6	1	6	1	4	1	6
Thai Bahts	14	3	9	2	14	3	9	2
Malaysian Ringgit	9	20	8	17	9	19	8	17
Euro	1	8	2	21	1	8	2	21
Korean Won	2,597	20	2,169	18	2,597	20	1,807	15
Vietnam Dong	8,000	4	16,000	8	8,000	4	16,000	8
Australian Dollars	11	69	7	43	8	50	6	36
Other currencies	–	105	–	21	–	104	–	21
Sub-total		2,874		1,603		2,304		1,159
Deposits in SA Finance								
Renminbi		906		629		887		597
Other monetary funds		17		14		17		14
Total		3,824		2,264		3,234		1,786

Deposits in SA Finance represent deposits with China Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC financial institution approved by the People's Bank of China ("PBOC"), controlled by CSAHC and an associate of the Group (See Note 16 (3)).

As at 31 December 2007, the Group's overseas bank deposits amounted to RMB270,000,000 (2006: RMB185,000,000). These overseas bank deposits are not subject to any significant risk of uncollectibility.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

7 CASH AT BANK AND ON HAND (cont'd)

The above cash and bank deposits denominated in foreign currencies are translated into Renminbi at the following exchange rates:

	2007	2006
US Dollar	7.3046	7.8087
HK Dollar	0.9364	1.0047
Japanese Yen	0.06406	0.06563
Singapore Dollar	5.0518	5.0926
Thai Bahts	0.2168	0.2203
Malaysian Ringgit	2.1770	2.1770
Euro	10.6669	10.2665
Korean Won	0.0077	0.0083
Vietnam Dong	0.0005	0.0005
Australian Dollar	6.4061	6.1599

Note: Balances denominated in foreign currencies in these financial statements are translated into Renminbi at the above rates, unless otherwise stated.

8 FINANCIAL ASSETS HELD FOR TRADING

	The Group and the Company	
	2007 RMB million	2006 RMB million
Fuel option contracts	2	–

At 31 December 2007, the Group had outstanding fuel options to buy approximately 3,300,000 barrels of crude oil at prices ranging from US$42 to US$64 per barrel. However, if the prevailing market price of crude oil is above the price as stipulated in the contracts at the settlement date of a fuel option, that fuel option at the particular settlement date will be invalidated. On the other hand, the Group sold fuel put options to approved counter-party and had outstanding options at 31 December 2007 of approximately 7,800,000 barrels of crude oil at prices ranging from US$40 to US$54 per barrel. All contracts will expire between 2008 and 2009. There are no material restrictions on the realisation of the investments in financial assets held for trading.

9 ACCOUNTS RECEIVABLE

(1) Accounts receivable by customer type:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Amounts due from subsidiaries	**–**	–	**10**	–
Amounts due from related parties	**17**	4	**17**	4
Amounts due from other customers	**1,999**	1,552	**1,610**	1,236
Sub-total	**2,016**	1,556	**1,637**	1,240
Less: Provision for bad and doubtful debts	**33**	40	**28**	36
Total	**1,983**	1,516	**1,609**	1,204

The Group's accounts receivable due from related parties amounted to RMB17,000,000 (2006: RMB4,000,000), or 0.8% (2006: 0.3%) of the total accounts receivable.

Accounts receivable denominated in foreign currencies are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	Original currency million	Original currency million	**Original currency million**	Original currency million
US Dollar	**8**	19	**6**	16

At 31 December 2007, the total balance of the Group's and the Company's top five debtors are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Balance	**1,277**	900	**1,109**	762
Aging analysis	**Within 6 months**	Within 6 months	**Within 6 months**	Within 6 months
Percentage of total accounts receivable	**63.3%**	57.8%	**67.7%**	61.5%

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

9 ACCOUNTS RECEIVABLE (cont'd)

(2) The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2007 RMB million	2006 RMB million	2007 RMB million	2006 RMB million
Within 1 year (inclusive)	1,995	1,526	1,618	1,214
1 and 2 years (inclusive)	4	13	3	10
2 and 3 years (inclusive)	8	6	8	6
Over 3 years	9	11	8	10
Subtotal	2,016	1,556	1,637	1,240
Less: Provision for bad and doubtful debts	33	40	28	36
Total	1,983	1,516	1,609	1,204

The age is counted starting from the date the accounts receivable are recognised.

(3) An analysis of provision for bad and doubtful debts is as follows:

The Group

	2007				2006			
	Gross Balance RMB million	Percentage of total accounts receivable	Provision for bad and doubtful debts RMB million	Rate of provision	Gross Balance RMB million	Percentage of total accounts receivable	Provision for bad and doubtful debts RMB million	Rate of provision
Individually significant items	1,238	61%	–	–	863	55%	–	–
Others	778	39%	33	4%	693	45%	40	6%
Total	2,016	100%	33	2%	1,556	100%	40	3%

The Company

	2007				2006			
	Gross Balance RMB million	Percentage of total accounts receivable	Provision for bad and doubtful debts RMB million	Rate of provision	Gross Balance RMB million	Percentage of total accounts receivable	Provision for bad and doubtful debts RMB million	Rate of provision
Individually significant items	1,069	65%	–	–	734	59%	–	–
Others	568	35%	28	5%	506	41%	36	7%
Total	1,637	100%	28	2%	1,240	100%	36	3%

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

9 ACCOUNTS RECEIVABLE (cont'd)

Except for the balances disclosed in Note 58, there was no amount due from shareholders who hold 5% or more voting rights of the Company included in the above balance of accounts receivable.

During the year, there were no recovery of individually significant debts that had been fully or substantially provided for in prior years.

10 PREPAYMENTS

All prepayments are aged within one year, starting from the date prepayments are recognised.

Except for the balances disclosed in Note 58, there was no amount due from shareholders who hold 5% or more voting rights of the Company included in the above balance of prepayments.

11 DIVIDENDS RECEIVABLE

	The Group and the Company	
	2007	2006
	RMB million	RMB million
Guangzhou Aircraft Maintenance Engineering Company Limited	**77**	33
Zhuhai Xiang Yi Aviation Technology Company Limited	**9**	–
Total	**86**	33

Dividends receivable from Guangzhou Aircraft Maintenance Engineering Company Limited and Zhuhai Xiang Yi Aviation Technology Company Limited are aged within 1 year.

12 OTHER RECEIVABLES

(1) Other receivables by customer type

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Amounts due from subsidiaries	**–**	–	**266**	659
Amounts due from other related parties	**15**	73	**15**	73
Amounts due from other customers	**1,086**	892	**966**	731
Subtotal	**1,101**	965	**1,247**	1,463
Less: Provision for bad and doubtful debts	**11**	13	**10**	10
Total	**1,090**	952	**1,237**	1,453

The Group's other receivables due from related parties amounted to RMB15,000,000 (2006: RMB73,000,000), or 1.4% (2006: 7.6%) of the total of other receivables.

Except for the balances disclosed in Note 58, there was no amount due from shareholders who hold 5% or more voting right of the Company included in the above balance of other receivables.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

12 OTHER RECEIVABLES (cont'd)

(1) Other receivables by customer type (cont'd)

At 31 December 2007, the total balance of other receivables due from the Group's top five debtors are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Balance	**708**	454	**902**	1,008
Aging analysis	**Within 3 years**	Within 2 years	**Within 3 years**	Within 2 years
Percentage of other receivables	**64.3%**	47.0%	**72.3%**	68.9%

(2) The aging analysis of other receivables is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year (inclusive)	**533**	413	**726**	949
1 and 2 years (inclusive)	**393**	384	**351**	349
2 and 3 years (inclusive)	**93**	86	**85**	80
Over 3 years	**82**	82	**85**	85
Sub-total	**1,101**	965	**1,247**	1,463
Less: Provision for bad and doubtful debts	**11**	13	**10**	10
Total	**1,090**	952	**1,237**	1,453

The age is counted starting from the date of recognition of other receivables.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

12 OTHER RECEIVABLES (cont'd)

(3) An analysis of provision for bad and doubtful debts for other receivables is as follows:

The Group

	2007				2006			
	Gross Balance RMB million	Percentage of total accounts receivables	Provision for bad and doubtful debts RMB million	Rate of provision	Gross Balance RMB million	Percentage of total accounts receivables	Provision for bad and doubtful debts RMB million	Rate of provision
Individually significant items	469	43%	–	–	246	25%	–	–
Others	632	57%	11	2%	719	75%	13	2%
Total	1,101	100%	11	1%	965	100%	13	1%

The Company

	2007				2006			
	Gross Balance RMB million	Percentage of total accounts receivables	Provision for bad and doubtful debts RMB million	Rate of provision	Gross Balance RMB million	Percentage of total accounts receivables	Provision for bad and doubtful debts RMB million	Rate of provision
Individually significant items	469	38%	–	–	246	17%	–	–
Others	778	62%	10	1%	1,217	83%	10	1%
Total	1,247	100%	10	1%	1,463	100%	10	1%

Except for the balances disclosed in Note 58, there was no amount due from shareholders who hold 5% or more voting right of the Company included in the above balance of other receivables.

During the year, there were no recovery of individually significant debts that had been fully or substantially provided for in prior years.

At 31 December 2007, there is no individually significant item of other receivables that is aged over three years. The balances aged over 3 years mainly represent deposits for operations and property leases.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

13 INVENTORIES

(1) An analysis of the movements of inventories during the year is as follows:

	Balance at the beginning of the year RMB million	Additions during the year RMB million	Reduction during the year RMB million	Balance at the end of the year RMB million
The Group				
Expendable spare parts	1,606	443	504	1,545
Aviation in-flight supplies	23	256	241	38
Others	56	123	91	88
Subtotal	1,685	822	836	1,671
Less: Provision for diminution in value of inventories	370	101	13	458
Total	1,315	721	823	1,213

	Balance at the beginning of the year RMB million	Additions during the year RMB million	Reduction during the year RMB million	Balance at the end of the year RMB million
The Company				
Expendable spare parts	1,394	373	426	1,341
Aviation in-flight supplies	21	228	224	25
Others	27	79	69	37
Subtotal	1,442	680	719	1,403
Less: Provision for diminution in value of inventories	353	74	13	414
Total	1,089	606	706	989

None of the Group's and the Company's inventories at the end of the year include any capitalised borrowing cost or are pledged as security at year end.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

13 INVENTORIES (cont'd)

(2) An analysis of provision for diminution in value of inventories is analysed as follows:

	Expendable spare parts	
	The Group RMB million	The Company RMB million
Balance at the beginning of the year	370	353
Provision made for the year	101	74
Written back during the year-write off	13	13
Balance at the end of the year	458	414

14 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Stock quantity	Shareholding percentage	Balance at the beginning of the year RMB million	Balance at the end of the year RMB million
CITIC Ocean Helicopter Co., Ltd.	23,044,066	4.49%	69	245
The Company total			69	245
Bank of Communications Co., Ltd.	7,480,000	0.015%	–	117
The Group total			69	362

At the year end, the available-for sale financial assets of the Group and the Company are all equity investments with quoted price available in the active market.

15 LONG-TERM RECEIVABLES

Long-term receivables represent staff housing loans provided to the Group's staff. Pursuant to the relevant agreements, the loans are interest-free and repayable within 5 years.

16 LONG-TERM EQUITY INVESTMENTS

	The Group		The Company	
	2007 RMB million	2006 RMB million	**2007 RMB million**	2006 RMB million
Investments in subsidiaries	**–**	–	**1,997**	1,430
Investments in joint ventures	**899**	896	**899**	896
Investments in associates	**218**	149	**201**	137
Other long-term equity investments	**168**	261	**101**	118
Total	**1,285**	1,306	**3,198**	2,581

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

16 LONG-TERM EQUITY INVESTMENTS (cont'd)

(1) At 31 December 2007, the Company's investments in major subsidiaries are as follows:

	Xiamen Airlines Company Limited RMB million	Southern Airlines (Group) Shantou Airlines Company Limited RMB million	Zhuhai Airlines Company Limited RMB million	Guizhou Airlines Company Limited RMB million	Chongqing Airlines Company Limited (Note) RMB million	Guangzhou Nanland Catering Company Limited RMB million	Guangzhou Baiyun International Logistics Company Limited RMB million	Xinjiang Civil Aviation Property Management Limited RMB million	Other subsidiaries RMB million	Total RMB million
Movement of investment costs										
Balance at the beginning of the year	420	168	150	48	-	104	128	144	311	1,473
Reclassification of other equity investments	-	-	-	-	-	-	-	-	3	3
Add: addition	-	-	-	-	587	-	-	-	95	682
Less: disposal	-	-	-	-	-	-	-	-	118	118
Balance at the end of the year	420	168	150	48	587	104	128	144	291	2,040
Less: Provision for impairment at the beginning and end of the year	-	-	-	-	-	-	-	43	-	43
Carrying amounts										
At the year end	420	168	150	48	587	104	128	101	291	1,997
At the beginning of the year	420	168	150	48	-	104	128	101	311	1,430

Note: During the year, the Company transferred certain owned aircraft, the fair value of which was based on relevant valuation report, to Chongqing Airlines Company Limited in exchange of 60% equity interest in Chongqing Airlines Company Limited.

The detailed information about the Company's principle subsidiaries are set out in Note 6.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

16 LONG-TERM EQUITY INVESTMENTS (cont'd)

(2) At 31 December 2007, the Group and the Company's investments in major jointly controlled entities are as follows:

(a) *The Group's and the Company's major jointly controlled entities*

	China Postal Airlines Limited RMB million	Guangzhou Aircraft Maintenance Engineering Company Limited RMB million	MTU Maintenance Zhuhai Co., Ltd. RMB million	Zhuhai Xiang Yi Aviation Technology Company Limited RMB million	Others RMB million	Total RMB million
Initial investment cost	150	228	261	240	16	895
Movement of investment cost						
Balance at the beginning of the year	80	382	188	246	–	896
Reclassification from other long-term equity investments	–	–	–	–	12	12
Add: Adjustments under equity method (Note 49)	(1)	19	72	32	1	123
Less: Cash dividends receivable/received	–	(123)	–	(9)	–	(132)
Balance at the end of the year	79	278	260	269	13	899

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

16 LONG-TERM EQUITY INVESTMENTS (cont'd)

(2) At 31 December 2007, the Group's and the Company's investments in major jointly controlled entities are as follows: (cont'd)

(b) Details of the major jointly controlled entities of the Company are as follows:

Name of investee	Place of incorporation	Business nature	Registered capital	Percentage of Shareholding and voting rights of the Company	Net assets at the year end RMB million	Current year Total revenue RMB million	Current year Net profit/(loss) RMB million
China Postal Airlines Limited	PRC	Airline	RMB394,900,000	49%	162	897	(1)
Guangzhou Aircraft Maintenance Engineering Company Limited	PRC	Engine repairs and maintenance	USD65,000,000	50%	556	977	37
MTU Maintenance Zhuhai Company Limited	PRC	Engine repairs and maintenance	USD63,100,000	50%	521	1,621	143
Zhuhai Xiang Yi Aviation Technology Company Limited	PRC	Flight simulation services	USD58,444,760	51%	527	201	63

(3) At 31 December 2007, the Group's and the Company's investments in major associates are as follows:

(a) *The Group's major associates*

	SA Finance RMB million	Sichuan Airlines RMB million	Others RMB million	Total RMB million
Initial investment cost	246	137	60	443
Movement of investment cost				
Balance at the beginning of the year	33	50	66	149
Add: Addition	–	–	8	8
Adjustments under equity method	11	25	25	61
Balance at the end of the year	44	75	99	218

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

16 LONG-TERM EQUITY INVESTMENTS (cont'd)

(3) At 31 December 2007, the Group's and the Company's investments in major associates are as follows: (cont'd)

(b) The Company's major associates

	SA Finance RMB million	Sichuan Airlines RMB million	Others RMB million	Total RMB million
Initial investment cost	127	137	60	324
Movement of investment cost				
Balance at the beginning of the year	21	50	66	137
Add: Addition	–	–	8	8
Adjustments under equity method	6	25	25	56
Balance at the end of the year	27	75	99	201

(c) Details of major associates of the Company are as follows:

Name of investee	Place of incorporation	Business nature	Registered capital RMB	The Company's shareholding percentage Direct	Indirect	The Group's voting rights	Net assets at the year end RMB million	Current year Total revenue RMB million	Net profit RMB million
Southern Airlines Group Finance Company Limited	PRC	Financial service	724,330,000	21.09%	12.89%	33.98%	385	42	32
Sichuan Airlines Company Limited.	PRC	Airline transportation	350,000,000	39.00%	–	39.00%	193	5,344	65

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

16 LONG-TERM EQUITY INVESTMENTS (cont'd)

(4) At 31 December 2007, the Group's and the Company's other major equity investments are as follows:

Name of investee	Initial investment cost RMB million	Percentage of equity interest held	Balance at the beginning of the year RMB million	Balance at the end of the year RMB million
The Company's major other equity investments:				
Hainan Meilan Airport International Co., Ltd	100	6.73%	100	100
Others	–	–	18	1
The Company total			118	101
The other major equity investments held by the Company's subsidiaries:				
Travelsky Technology Limited	33	2.5%	33	33
Xiamen Aviation Industrial Company Limited	20	10.0%	20	20
Pacific Ocean Insurance Company Ltd.	13	0.23%	13	–
Bank of Communications (note)	11	0.015%	11	–
CAAC Express Ltd.	8	4.29%	8	–
Others			58	14
Subsidiaries total:			143	67
The Group total:			261	168

Note: During the year, the Group reclassified its equity investments in Bank of Communication to available-for-sale financial assets.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

17 INVESTMENT PROPERTY

	The Group			The Company		
	Land use rights RMB million	**Buildings** RMB million	**Total** RMB million	**Land use rights** RMB million	**Buildings** RMB million	**Total** RMB million
Cost:						
Balance at the beginning of the year	18	246	264	18	246	264
Additions during the year	–	2	2	–	–	–
Balance at the end of the year	18	248	266	18	246	264
Accumulated depreciation:						
Balance at the beginning of the year	3	55	58	3	55	58
Charge for the year	–	11	11	–	11	11
Balance at the end of the year	3	66	69	3	66	69
Carrying amounts:						
At the end of the year	15	182	197	15	180	195
At the beginning of the year	15	191	206	15	191	206

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

18 FIXED ASSETS

The Group

	Land use rights and buildings	Aircraft: Owned	Aircraft: Held under finance leases	Other flight equipment including rotable	Machinery and motor vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or valuation (Note 1):						
As at the beginning of the year	6,614	33,213	23,691	10,294	3,308	77,120
Additions for the year	161	1,149	4,340	698	286	6,634
Through acquisition of subsidiaries	25	–	–	–	39	64
Reclassification on exercise of purchase option	–	2,705	(2,705)	–	–	–
Transfer from construction in progress	129	681	396	51	5	1,262
Disposals for the year	(141)	(359)	(63)	(376)	(200)	(1,139)
As at the end of the year	6,788	37,389	25,659	10,667	3,438	83,941
Accumulated depreciation:						
As at the beginning of the year	998	8,385	4,002	5,595	2,059	21,039
Charge for the year	286	2,554	1,324	1,037	348	5,549
Reclassification on exercise of purchase option	-	878	(878)	–	–	–
Written back on disposals	(27)	(359)	(63)	(343)	(168)	(960)
As at the end of the year	1,257	11,458	4,385	6,289	2,239	25,628
Less: Provision for impairment (Note 2)						
Charge for the year	–	109	–	–	–	109
As at the end of the year	–	109	–	–	–	109
Carrying amounts:						
As at the end of the year	5,531	25,822	21,274	4,378	1,199	58,204
As at the beginning of the year	5,616	24,828	19,689	4,699	1,249	56,081

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

18 FIXED ASSETS (cont'd)

The Company

	Land use rights and buildings RMB million	Aircraft: Owned RMB million	Aircraft: Held under finance leases RMB million	Other flight equipment including rotable RMB million	Machinery and motor vehicles RMB million	Total RMB million
Cost or valuation (Note 1):						
As at the beginning of the year	3,486	25,211	23,691	8,881	2,408	63,677
Additions for the year	713	468	3,712	646	196	5,735
Reclassification on exercise of purchase option	–	2,705	(2,705)	–	–	–
Transfer from construction in progress	53	-	396	51	–	500
Disposals for the year						
– Investment in Chongqing Airlines	–	(809)	–	–	–	(809)
– Other disposals	(9)	(312)	(63)	(144)	(135)	(663)
As at the end of the year	4,243	27,263	25,031	9,434	2,469	68,440
Accumulated depreciation:						
As at the beginning of the year	547	6,555	4,002	4,706	1,482	17,292
Charge for the year	199	2,051	1,302	788	248	4,588
Reclassification on exercise of purchase option	–	878	(878)	–	–	–
Written back on disposals						
– Investment in Chongqing Airlines Company Limited	–	(357)	–	–	–	(357)
– Other disposals	(1)	(312)	(63)	(50)	(121)	(547)
As at the end of the year	745	8,815	4,363	5,444	1,609	20,976
Less: Provision for Impairment (Note 2)						
Charge for the year	–	109	–	–	–	109
As at the end of the year	–	109	–	–	–	109
Carrying amounts:						
As at the end of the year	3,498	18,339	20,668	3,990	860	47,355
As at the beginning of the year	2,939	18,656	19,689	4,175	926	46,385

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

18 FIXED ASSETS (cont'd)

The Company (cont'd)

Note 1: The fixed assets of the Group as at 31 December 1996 were revalued for overseas public offering of shares. Subsequent to the 1996 revaluation, the fixed assets of the Group are carried at revalued amount.

Note 2: The Company's MD82 aircraft has been put into use for 12 to 17 years. The Company plans to dispose of these aircraft and the impairment was provided according to the estimated disposal price.

The details of 12 MD82 aircraft are as follows:

	Cost at book value RMB million	Accumulated depreciation RMB million	Provision for impairment RMB million	Net book value RMB million
The Group's and the Company's MD82 aircraft	341	121	109	111

Note 3: The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets.

Note 4: As at 31 December 2007 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, Xiamen, Heilongjiang, Hainan, Jilin and Xinjiang. As at 31 December 2007, the carrying value of such properties of the Group and the Company amounted to RMB2,471 million and RMB1,505 million, respectively. The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

Note 5: As 31 December 2007, the net book value of the fixed assets leased out by the Group and the Company under the operating leases is as follows:

	31 December 2007 RMB million	31 December 2006 RMB million
Other flight equipment	**74**	86
Machinery equipment	**3**	5
Total	**77**	91

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

19 CONSTRUCTION IN PROGRESS

As at 31 December 2007, the construction in progress of the Group and the Company are analysed by major projects as follows:

Project	Budget RMB million	Balance at 1 January 2007 RMB million	Additions RMB million	Transfer to fixed assets RMB million	Transfer to intangible assets RMB million	Transfer out (note 2) RMB million	Balance at 31 December 2007 RMB million	% of progress	Source of fund
The Company									
Buyer furniture equipment of pre-delivered aircraft (note 1)	–	7,734	4,568	(283)	–	(2,613)	9,406	–	bank loan
Buyer furniture equipment and capitalised interest of pre-delivered aircraft	–	364	534	(113)	–	(177)	608	–	self-financing
Guangzhou Baiyun Airport supporting area	159	87	18	–	–	–	105	66%	self-financing
Shenzhen office building	159	47	28	–	–	–	75	47%	self-financing
Alteration A300 into freighter	339	18	37	–	–	–	55	16%	self-financing
Beijing airport terminal (second phase)	729	2	28	–	–	–	30	4%	self-financing
Hainan warehouse No. 11	33	20	9	–	–	–	29	88%	self-financing
Shenzhen airport staff quarters	55	–	29	–	–	–	29	53%	self-financing
Shanghai Pudong airport base	148	9	16	–	–	–	25	24%	self-financing
Sanya Phoenix airport base	98	1	24	–	–	–	25	26%	self-financing
Guangzhou office building	205	3	17	–	–	–	20	10%	self-financing
Others	797	218	137	(104)	(135)	(14)	102	45%	self-financing
The Company total	2,722	8,503	5,445	(500)	(135)	(2,804)	10,509		

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

19 CONSTRUCTION IN PROGRESS (cont'd)

As at 31 December 2007, the construction in progress of the Group and the Company are analysed by major projects as follows: (cont'd)

Project	Budget RMB million	Balance at 1 January 2007 RMB million	Additions RMB million	Transfer to fixed assets RMB million	Transfer to Intangible assets RMB million	Transfer out (note 2) RMB million	Balabce at 31 December 2007 RMB million	% of progress	Source of fund
Subsidiaries									
Buyer furniture equipment of pre-delivered aircraft (note 1)	–	941	358	(633)	–	–	666	–	bank loan
Capitalised interest of pre-delivered aircraft	–	40	44	(47)	–	–	37	–	self-financing
Hong Wen dormitory	73	13	26	–	–	–	39	53%	self-financing
Guangzhou Baiyun Airport international cargo centre	630	18	2	–	–	–	20	97%	self-financing
Xiamen base	182	12	18	(10)	–	(1)	19	90%	self-financing
Fuzhou Chang Le airport facilities	181	10	2	–	–	–	12	96%	self-financing
Guizhou staff quarters	21	11	4	(15)	–	–	–	100%	self-financing
Others	254	43	49	(57)	–	(4)	31	37%	self-financing
Subsidiaries total	1,341	1,088	503	(762)	–	(5)	824		
The Group total	4,063	9,591	5,948	(1,262)	(135)	(2,809)	11,333		

Note 1: Pursuant to the aircraft purchase agreement, the Group and the Company are generally required to pay aircraft manufacturers the purchase price of aircraft in installment prior to delivery. The advance payments will be transferred to fixed assets as purchase costs upon delivery.

Note 2: During the year, the Company entered into agreements with certain third parties to sell nine aircraft to third parties prior to delivery and then lease back the aircraft from the lessors in the form of operating leases. The advance payments paid to aircraft manufacturers and the related interest costs capitalised as construction in progress in respect of the nine aircraft accumulated immediately prior to deliveries of aircraft were transferred out to calculate the gain or loss on sales and leaseback .

Note 3: As at 31 December 2007, the Group and the Company considered that no provision for the impairment losses of construction in progress was required.

Borrowing costs capitalised in construction in progress of the Group and the Company were as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Capitalisation rate	**5.30%-5.84%**	5.29%-5.69%	**5.78%-5.84%**	5.69%
Borrowing costs capitalised (RMB million)	**608**	393	**571**	353

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

20 INTANGIBLE ASSETS

The Group

	Land use rights RMB million	Software RMB million	Total RMB million
Cost or valuation:			
Balance at the beginning of the year	726	120	846
Additions for the year	76	101	177
Decrease for the year	(7)	(1)	(8)
Balance at the end of the year	795	220	1,015
Accumulated amortisation:			
Balance at the beginning of the year	80	53	133
Charge for the year	12	18	30
Decrease for the year	(2)	–	(2)
Balance at the end of the year	90	71	161
Carrying amounts:			
Balance at the end of the year	705	149	854
Balance at the beginning of the year	646	67	713

The Company

	Land use rights RMB million	Software RMB million	Total RMB million
Cost or valuation:			
Balance at the beginning of the year	508	115	623
Additions for the year	64	101	165
Decrease for the year	(7)	(1)	(8)
Balance at the end of the year	565	215	780
Accumulated amortisation:			
Balance at the beginning of the year	55	51	106
Charge for the year	8	18	26
Decrease for the year	(2)	–	(2)
Balance at the end of the year	61	69	130
Carrying amounts:			
Balance at the end of the year	504	146	650
Balance at the beginning of the year	453	64	517

As at 31 December 2007, no provision for the impairment losses of intangible assets was made by the Group and the Company.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

21 LEASE DEPOSITS

	The Group				The Company			
	2007		2006		**2007**		2006	
	Original currency USD million	**RMB USD million**	Original currency USD million	RMB USD million	**Original currency USD million**	**RMB USD million**	Original currency USD million	RMB USD million
Rental deposits for aircraft under operating leases	**90**	**659**	100	782	**76**	**554**	86	676

Pursuant to aircraft operating lease agreements, the Group and the Company are generally required to pay lessors rental deposits equal to approximately three months' rentals.

22 LONG-TERM DEFERRED EXPENSES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Improvement costs for operating lease fixed assets	**36**	16	**36**	16
Others	**25**	22	**3**	4
Total	**61**	38	**39**	20

Long-term deferred expenses comprise mainly custom duties and other direct costs incurred in introducing, modifying and certifying certain operating lease aircraft of the Group and the Company. These expenses are amortised on a straight-line basis over the respective lease periods of the aircraft.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

23 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 December 2007, the details of deferred tax assets and liabilities are as follows:

	The Group				The Company			
	2007		2006		2007		2006	
	Temporary difference RMB million	Deferred tax assets/ liabilities RMB million	Temporary difference RMB million	Deferred tax assets/ liabilities RMB million	Temporary difference RMB million	Deferred tax assets/ liabilities RMB million	Temporary difference RMB million	Deferred tax assets/ liabilities RMB million
Deferred tax assets:								
Provision for major overhauls	1,110	200	1,469	264	1,110	200	1,469	264
Repair charges for rotables	–	–	1,128	203	–	–	1,128	203
Accrued expenses	1,606	306	1,102	201	1,302	242	1,102	199
Others	125	23	66	11	40	7	46	8
Total deferred tax assets	2,841	529	3,765	679	2,452	449	3,745	674
Deferred tax liabilities:								
Provision for major overhauls	916	(177)	630	(105)	–	–	337	(61)
Depreciation of fixed assets	5,645	(1,048)	5,797	(878)	3,322	(498)	3,586	(546)
Available-for-sale financial assets	282	(64)	–	–	176	(46)	–	–
Total deferred tax liabilities	6,843	(1,289)	6,427	(983)	3,498	(544)	3,923	(607)
Net balance	(4,002)	(760)	(2,662)	(304)	(1,046)	(95)	(178)	67

Movements of deferred tax assets/(liabilities) are as follows:

		The Group		The Company	
	Note	2007 RMB million	2006 RMB million	2007 RMB million	2006 RMB million
Balance at the beginning of the year		(304)	(294)	67	44
(Charged)/Credited to income statement	52(a)	(504)	(10)	(228)	23
Charged to capital reserve		(64)	–	(46)	–
Transferred to income tax payable		112	–	112	–
Balance at the end of the year		(760)	(304)	(95)	67

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

24 OTHER NON-CURRENT ASSETS

	The Group and the Company 2007 RMB million	2006 RMB million
Prepayment for the exclusive use right in Xinjiang Airport	150	–

25 PROVISION FOR ASSETS IMPAIRMENT

The Group

Item	Notes	Balance at the beginning of the year RMB million	Charge for the year RMB million	Written off during the year RMB million	Balance at the end of the year RMB million
Provision for impairment of:					
Fixed assets	18	–	109	–	109
Accounts receivable	9	40	2	9	33
Other receivables	12	13	–	2	11
Inventories	13	370	101	13	458
Total		423	212	24	611

The Company

Item	Notes	Balance at the beginning of the year RMB million	Charge for the year RMB million	Written off during the year RMB million	Balance at the end of the year RMB million
Provision for impairment of:					
Fixed assets	18	–	109	–	109
Accounts receivable	9	36	–	8	28
Other receivables	12	10	–	–	10
Inventories	13	353	74	13	414
Long-term equity investments	16	43	–	–	43
Total		442	183	21	604

The reasons for making provision for impairment are set out in the respective notes for assets.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

26 RESTRICTED ASSETS

At 31 December 2007, the Group's and the Company's assets with restrictions on their ownership are as follows:

The Group

	Balance at the beginning of the year RMB million	Increase for the year RMB million	Decrease during the year RMB million	Balance at the end of the year RMB million
Net carrying amounts of assets mortgaged against long-term loans and obligations under finance leases				
Fixed assets				
– Aircraft	30,033	6,377	3,434	32,976

The Company

	Balance at the beginning of the year RMB million	Charged for the year RMB million	Decrease during the year RMB million	Balance at the end of the year RMB million
Net carrying amounts of assets mortgaged against long-term loans and obligations under finance leases				
Fixed assets				
– Aircrafts	25,719	5,324	2,678	28,365

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

27 SHORT-TERM LOANS

Details of short term loans are analysed as follows:

	The Group				The Company			
	2007		2006		2007		2006	
	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million
Unsecured loans								
US Dollars	2,786	20,355	2,270	17,733	2,764	20,189	2,220	17,334
Hong Kong Dollars	1	1	1,640	1,648	–	–	1,640	1,648
Renminbi		300		399		–		–
Sub-total		20,656		19,780		20,189		18,982
Guaranteed loans								
US Dollars	90	657	6	48	90	657	–	–
Renminbi		–		80		–		–
Sub-total		657		128		657		–
Total		21,313		19,908		20,846		18,982

(a) The above guaranteed loans of the Group were guaranteed by the following parties:

	The Group		The Company	
	2007 RMB million	2006 RMB million	2007 RMB million	2006 RMB million
Huaxia Bank	657	–	657	–
CSAHC	–	80	–	–
Industrial Bank Co., Ltd.	–	48	–	–
Total	657	128	657	–

At 31 December 2007, the Group's and the Company's weighted average interest rates on short-term borrowings were at 5.14% and 5.12% per annum respectively (2006: 5.77% and 5.78% per annum).

At 31 December 2007, none of the Group's and the Company's short-term loans is overdue (2006: Nil).

There was no short-term loan payable to shareholders who hold 5% or more of the voting rights of the Company.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

28 FINANCIAL LIABILITIES HELD FOR TRADING

		The Group and the Company	
		2007	2006
	Note	**RMB million**	RMB million
Foreign exchange forward option		**5**	–
Fuel option	8	**–**	26
Total		**5**	26

The Group entered into certain foreign exchange forward option contracts in 2007. Under the contracts, the Group will buy US$1 million by selling Japanese Yen at certain pre-determined rates on each of the 35 settlement dates until the maturity of the contracts in 2010. For the year ended 31 December 2007, a net loss of approximately RMB5 million arising from changes in the fair value of these foreign currency forward option contracts has been recongnised in profit or loss. At 31 December 2007, the fair value of these currency forward option contracts was financial liabilities of approximately RMB5 million. The fair values are determined by based on dealer price quotation and option pricing model without considering any transaction costs.

29 ACCOUNTS PAYABLE

Except for the balance disclosed in Note 58, there was no balance of accounts payable to shareholders who hold 5% or more of the voting rights of the Company.

At 31 December 2007, the Group and the Company did not have any individually significant accounts payable that were aged over one years.

Accounts payable denominated in foreign currency as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	Original currency million	Original currency million	**Original currency million**	Original currency million
US Dollars	**78**	61	**69**	53

30 SALES IN ADVANCE OF CARRIAGE

Sales in advance of carriage represent the proceeds from sales of air tickets in advance of carriage received by the Group and the company. At 31 December 2007, there was no individually significant item of sales in advance of carriage balances aged over three years.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

31 EMPLOYEE BENEFITS PAYABLE

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Other employee benefits payable	**1,517**	868	**1,278**	677
Early-retirement plan contributions (Note 38)	**77**	86	**71**	81
Total	**1,594**	954	**1,349**	758

Other employee benefits payable

	Balance at the beginning of the year RMB million	Accrued during the year RMB million	Amount paid during the year RMB million	Balance at the end of the year RMB million
The Group				
Salaries, bonuses, allowances and subsidies	412	**3,854**	**(3,531)**	**735**
Staff welfare fees	37	**209**	**(246)**	**–**
Social insurances (Note 1)	196	**842**	**(741)**	**297**
Housing fund	53	**435**	**(437)**	**51**
Housing subsidies (Note 2)	90	**283**	**(3)**	**370**
Others	80	**120**	**(136)**	**64**
Total	868	**5,743**	**(5,094)**	**1,517**
The Company				
Salaries, bonuses, allowances and subsidies	315	**2,899**	**(2,678)**	**536**
Staff welfare fees	–	**166**	**(166)**	**–**
Social insurances (Note 1)	162	**711**	**(592)**	**281**
Housing fund	38	**349**	**(345)**	**42**
Housing subsidies (Note 2)	90	**275**	**(3)**	**362**
Others	72	**99**	**(114)**	**57**
Total	677	**4,499**	**(3,898)**	**1,278**

Note 1: Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 24% (2005: 10% to 23%) of salary costs including bonuses and certain allowances. A member of the retirement schemes is entitled to pension from the Labor and Social Security Bureaus after retirement.

In addition, the Group established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with the relevant PRC rules and regulations. The Group is required to make contributions not exceeding one-twelfth of the total salaries of the prior year's total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above.

Note 2: Pursuant to "Circular of <Notion about the criterion of the central enterprise housing subsidy>", issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC) on 21 August 2007, the Group and the Company accrued certain housing subsidy of RMB266,000,000.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

32 OTHER PAYABLES

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	RMB million	RMB million	RMB million
Amounts due to subsidiaries	–	–	631	293
Amounts due to other related companies	77	173	64	168
Others	2,364	2,356	2,102	1,873
Total	2,441	2,529	2,797	2,334

Except for the balance disclosed in Note 58, there was no balance of other payables to shareholders who hold 5% or more of the voting rights of the Company.

At 31 December 2007, the Group and the Company did not have any individually significant item of other payables that were aged over three years.

33 NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

		The Group		The Company	
		2007	2006	2007	2006
	Notes	RMB million	RMB million	RMB million	RMB million
Long-term loans	(1)	3,635	3,914	2,786	3,235
Obligations under finance leases	(2)	2,877	3,050	2,855	3,050
Total		6,512	6,964	5,641	6,285

(1) Long-term loans due within one year (note 34):

	The Group				The Company			
	2007		2006		2007		2006	
	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million	Original currency million	RMB million
Guaranteed (USD)	28	202	–	–	28	202	–	–
Guaranteed (RMB)		33		52		–		–
Unsecured (HKD)	–	–	4	4	–	–	–	–
Unsecured (USD)	258	1,881	358	2,796	258	1,881	353	2,757
Unsecured (RMB)		13		–		–		–
Mortgaged and guaranteed (USD)	50	367	68	532	39	286	49	386
Mortgaged (USD)	156	1,139	68	530	57	417	12	92
Total		3,635		3,914		2,786		3,235

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

33 NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR (cont'd)

(2) Obligations under finance leases due within one year (Note 35)

	The Group				The Company			
	2007		2006		2007		2006	
	Original currency million	**RMB million**	Original currency million	RMB million	**Original currency million**	**RMB million**	Original currency million	RMB million
Mortgaged and guaranteed								
– US Dollars	**240**	**1,751**	293	2,286	**237**	**1,729**	293	2,286
– Japanese Yen	**17,575**	**1,126**	11,641	764	**17,575**	**1,126**	11,641	764
Total		**2,877**		3,050		**2,855**		3,050

The Group's and the Company's obligations under finance leases due within one year amounted to RMB3,588,000,000 and RMB3,537,000,000 (2006: RMB3,728,000,000 and RMB3,728,000,000) payable to lessors, net of the unrecognised finance charges of RMB711,000,000 and RMB682,000,000 respectively (2006: RMB678,000,000 and RMB678,000,000).

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

34 LONG-TERM LOANS

The Group

Annual interest rate (at 31 December 2007)	2007 Original currency million	2007 RMB million	2006 Original currency million	2006 RMB million
Renminbi denominated loans:				
Non-interest bearing loan from a municipal government authority		3		3
Floating interest rates ranging from 5.58% to 6.72% per annum, with maturities through 2012		383		325
United States Dollars denominated loans:				
Fixed interest rates ranging from 4.43% to 7.48% per annum, with maturities through 2015	183	1,337	239	1,863
Floating interest rates ranging from 3-month LIBOR+0.50% to 3-month LIBOR+0.75% per annum, with maturities through 2010	209	1,527	221	1,727
Floating interest rates ranging from 6-month LIBOR+0.28% to 6-month LIBOR+1.20% per annum, with maturities through 2017	1,295	9,459	1,280	9,995
Hong Kong Dollars denominated loans:				
Non-interest bearing loan from minority shareholder with maturities through 2011 (Note 1)	–	–	19	19
Sub-total		12,709		13,932
Less: long-term loans due within one year (Note 33)		3,635		3,914
Total		9,074		10,018

Note 1: The loan was fully repaid in 2007.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

34 LONG-TERM LOANS (cont'd)

The Company

Annual interest rate (at 31 December 2007)	2007 Original currency million	2007 RMB million	2006 Original currency million	2006 RMB million
United States Dollars denominated loans:				
Fixed interest rates ranging from 4.43% to 7.47% per annum, with maturities through 2015	**147**	**1,077**	184	1,440
Floating interest rates ranging from 3-month LIBOR+0.50% to 3-month LIBOR+0.75% per annum, with maturities through 2010	**209**	**1,527**	221	1,727
Floating interest rates ranging from 6-month LIBOR+0.30% to 6-month LIBOR+1.20% per annum, with maturities through 2013	**945**	**6,905**	953	7,439
Sub-total		**9,509**		10,606
Less: Portion of the long-term loans due within one year (Note 33)		**2,786**		3,235
Total		**6,723**		7,371

The borrowing terms of long-term loans of the Group and the Company are analysed as follows:

	Notes	The Group 2007 RMB million	The Group 2006 RMB million	The Company 2007 RMB million	The Company 2006 RMB million
Unsecured loans		**3,765**	4,828	**3,539**	4,602
Guaranteed loans	(a)	**361**	377	**202**	216
Mortgaged loans	(b)	**7,181**	6,692	**4,625**	4,177
Mortgaged and guaranteed loans	(c)	**1,402**	2,035	**1,143**	1,611
Total		**12,709**	13,932	**9,509**	10,606

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

34 LONG-TERM LOANS (cont'd)

(a) The guaranteed loans were guaranteed by the following parties:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
CSAHC	**336**	350	**202**	216
Shenzhen Yingshun Investment Development Company Limited	**22**	22	**–**	–
SA Finance	**3**	5	**–**	–
Total	**361**	377	**202**	216

(b) The mortgaged loans were secured by mortgages over certain of the Group's and the Company's aircraft (See Note 26).

(c) The mortgaged and guaranteed loans were secured by mortgages over certain of the Group's and the Company's aircraft, buildings and machinery (See Note 26), and were guaranteed by the following parties:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Export-Import Bank of the United States	**516**	828	**257**	404
Bank of China	**–**	74	**–**	74
Industrial and Commercial Bank of China	**46**	79	**46**	79
CSAHC	**840**	1,054	**840**	1,054
Total	**1,402**	2,035	**1,143**	1,611

The maturity analysis of the long-term loans of the Group and the Company is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year	**3,635**	3,914	**2,786**	3,235
Due after 1 year but within 2 years	**2,740**	2,986	**2,249**	2,138
Due after 2 years but within 3 years	**2,016**	2,219	**1,432**	1,686
Due after 3 years	**4,318**	4,813	**3,042**	3,547
Total	**12,709**	13,932	**9,509**	10,606

There was no balance of long-term loans to shareholders who hold 5% or more of the voting rights of the Company.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

35 OBLIGATIONS UNDER FINANCE LEASES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Balance at the beginning of the year	**15,357**	15,750	**15,357**	15,750
Add: Additions during the year	**4,330**	3,402	**3,723**	3,402
Less: Payments during the year	**2,981**	3,272	**2,970**	3,272
Effect of changes in foreign currency exchange rates	**971**	523	**950**	523
Balance at the end of the year	**15,735**	15,357	**15,160**	15,357
Less: Portion of the obligations under finance leases due within one year (Note 33)	**2,877**	3,050	**2,855**	3,050
	12,858	12,307	**12,305**	12,307

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans respectively to reflect the substance of these transactions.

These leases expire through years 2008 to 2022. As at 31 December 2007, the weighted average interest rates on obligations under finance leases were 5.13%. The future minimum payments under these finance leases for the Group and the Company are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Due within 1 year (inclusive)	**3,588**	3,728	**3,537**	3,728
Due after 1 year but within 2 years (inclusive)	**2,422**	3,330	**2,373**	3,330
Due after 2 years but within 3 years (inclusive)	**1,778**	2,050	**2,510**	2,050
Due after 3 years	**11,711**	9,254	**10,281**	9,254
Sub-total	**19,499**	18,362	**18,701**	18,362
Less: unrecognised finance charges	**3,764**	3,005	**3,541**	3,005
Total	**15,735**	15,357	**15,160**	15,357

35 OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Under the terms of the finance leases, the Group and the Company have an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at pre-determined prices, fair market value or a percentage of the respective lessor's defined cost according to the contracts.

Securities, including charges over the assets concerned and relevant insurance policies, are provided to the lessors. As at 31 December 2007, certain of the Group's and the Company's aircraft were mortgaged to secure finance lease obligations as disclosed in Note 26.

The obligations under finance leases were guaranteed by the following parties:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Bank of China	**3,547**	5,088	**3,547**	5,088
Industrial and Commercial Bank of China	**3,480**	4,988	**3,480**	4,988
Agriculture Bank of China	**1,172**	1,378	**1,172**	1,378
Obligations under finance leases without guarantee	**7,536**	3,903	**6,961**	3,903
Total	**15,735**	15,357	**15,160**	15,357

At 31 December 2007, currency analysis of long term payables for obligations under finance leases is as follows:

The Group

	2007		2006	
	Original currency million	**RMB million**	Original currency million	RMB million
US Dollars	**1,706**	**12,462**	1,376	10,748
Japanese Yen	**6,184**	**396**	23,759	1,559
Total		**12,858**		12,307

The Company

	2007		2006	
	Original currency million	**RMB million**	Original currency million	RMB million
US Dollars	**1,630**	**11,909**	1,376	10,748
Japanese Yen	**6,184**	**396**	23,759	1,559
Total		**12,305**		12,307

Balance due within one year is disclosed in Note 33 to the financial statements. There was no balance of accounts payable to shareholders who hold 5% or more of the voting rights of the Company.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

36 PROVISION FOR MAJOR OVERHAULS

	The Group RMB million	The Company RMB million
At 1 January 2007	1,060	652
Including current portion	255	96
Add: Provision for the year	376	306
Less: Provision utilised during the year	303	127
At 31 December 2007	1,133	831
Less: Current portion included in accrued expenses	450	280
Total	683	551

37 DEFERRED CREDITS

The Group and the Company

	Rebates on aircraft under operating leases RMB million	Rebates on aircraft under finance leases RMB million	Gain on sales and leaseback transactions RMB million	Total RMB million
Cost:				
At 1 January 2007	116	796	–	912
Additions	170	–	158	328
At 31 December 2007	286	796	158	1,240
Accumulated amortisation:				
At 1 January 2007	40	80	–	120
Amortisation for the year	10	74	9	93
At 31 December 2007	50	154	9	213
Carrying amounts:				
At 31 December 2007	236	642	149	1,027
At 31 December 2006	76	716	–	792

Pursuant to certain aircraft operating lease arrangements, the Company received cash rebates from the lessors. Such rebates were deferred and amortised over the terms of the respective leases.

Pursuant to certain aircraft finance lease arrangements, the Company received cash rebates from the lessors. Such rebates were deferred and amortised over the shorter of the respective leases or the useful lives of the aircraft on a straight-line basis.

During the year, the Company sold certain aircraft to third parties and then leased back the aircraft in the form of operating lease. The differences between the sale price and the carrying amounts of assets disposed of were deferred and amortised over the relevant lease terms.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

38 EMPLOYEE BENEFITS PAYABLE DUE OVER ONE YEAR

	The Group RMB million	The Company RMB million
Early retirement plan contributions		
At 1 January 2007	392	376
Including current portion	86	81
Add: Provision for the year	12	9
Financial cost (Note 46)	15	14
Less: Payment during the year	98	93
Actuarial gain on the obligations	14	13
At 31 December 2007	307	293
Less: Current portion included in employee benefits payable (Note 31)	77	71
Total	230	222

39 SHARE CAPITAL

The Company's share capital is as follows:

	2007 RMB million	2006 RMB million
Registered, issued and paid up capital:		
2,200,000,000 domestic state-owned ordinary shares of RMB1.00 each	**2,200**	2,200
1,174,178,000 H shares of RMB1.00 each	**1,174**	1,174
1,000,000,000 A shares of RMB1.00 each	**1,000**	1,000
Total	**4,374**	4,374

KPMG Huazhen verified the above capital contributions, and issued related capital verification reports on 31 December 1994, 10 September 1997 and 17 July 2003 respectively.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

40 CAPITAL RESERVE

	Balance at the beginning of the year RMB million	Addition during the year RMB million	Settlements/ reductions during the year (Note) RMB million	Balance at the end of the year RMB million
The Group				
Share premiums	5,801	–	(31)	5,770
Government grants	53	–	–	53
Other capital reserves				
– Available-for-sale financial assets	–	183	–	183
– Others	44	4	–	48
Total	5,898	187	(31)	6,054
The Company				
Share premiums	5,764	–	(16)	5,748
Government grants	53	–	–	53
Other capital reserves				
– Available-for-sale financial assets	–	130	–	130
– Others	44	4	–	48
Total	5,861	134	(16)	5,979

Note: During the year, the Company acquired Air Catering and Nanlung Freight through business combination under common control. The difference between the carrying amounts of the net assets acquired and the consideration paid was netted off against capital reserve.

41 SURPLUS RESERVES

	The Group and the Company	
	2007 RMB million	2006 RMB million
Statutory surplus reserve	**526**	526
Discretionary surplus reserve	**77**	77
Total	**603**	603

42 APPROPRIATION OF PROFITS

On 18 April 2008, the Board of Directors of the Company does not recommend the payment of a dividend.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

43 OPERATING INCOME

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Operating income from principal activities				
– Passenger	**51,049**	42,764	**40,046**	33,304
– Cargo and mail	**3,785**	3,622	**3,412**	3,265
– Others	**399**	328	**335**	284
Subtotal	**55,233**	46,714	**43,793**	36,853
Other operating income	**640**	543	**339**	353
Total	**55,873**	47,257	**44,132**	37,206

Operating income from principal activities of the Group represents revenue from airline business operations. The Group's segmental information is set out in Note 54.

The Group's and the Company's operating income from the top five customers and their respective percentage to total operating income are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Amounts (RMB million)	**417**	1,031	**299**	896
% of total operating income from principal activities	**0.8%**	2.2%	**0.7%**	2.4%

44 OPERATING COSTS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Operating costs from airlines businesses	**47,074**	40,539	**37,790**	32,167
Other operating activities	**310**	266	**141**	135
Total	**47,384**	40,805	**37,931**	32,302

Operating costs represents costs for airline businesses operations. The Group's segmental information is set out in Note 54.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

45 BUSINESS TAXES AND SURCHARGES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Business tax	**1,535**	1,279	**1,200**	991
City maintenance and construction tax	**24**	21	**1**	1
Education surcharge	**15**	10	**2**	1
Total	**1,574**	1,310	**1,203**	993

46 NET (FINANCIAL INCOME)/FINANCIAL EXPENSES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Interest expenses from loans and payables	**2,875**	2,570	**2,587**	2,255
Other interest expenses (Note 38)	**15**	–	**14**	–
Less: Borrowing costs capitalised	**558**	459	**512**	379
Net interest expenses	**2,332**	2,111	**2,089**	1,876
Interest income from deposits	**(73)**	(41)	**(63)**	(31)
Net exchange gains	**(2,775)**	(1,492)	**(2,563)**	(1,430)
Other financial expenses	**60**	54	**49**	48
Total	**(456)**	632	**(488)**	463

The net exchange gain for the Group and the Company during the year were mainly related to the exchange gains on short-term loans, long-term loans and obligations under finance leases denominated in foreign currencies.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

47 IMPAIRMENT LOSSES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Long-term equity investments	**–**	–	**–**	226
Inventories	**101**	161	**74**	144
Fixed assets	**109**	–	**109**	–
Accounts receivable	**2**	4	**–**	4
Total	**212**	165	**183**	374

48 GAIN/(LOSS) FROM CHANGES IN FAIR VALUE

	The Group and the Company	
	2007	2006
	RMB million	RMB million
Financial assets/liabilities held for trading		
– Changes in fair value during the year	**23**	(26)

49 INVESTMENT INCOME

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Long-term equity investment income	**306**	135	**158**	121
Investment income from financial assets held for trading	**67**	7	**67**	7
Total	**373**	142	**225**	128

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

49 INVESTMENT INCOME (cont'd)

The analysis of the Group's long-term equity investment income from major investees is as follows:

	2007 RMB million	2006 RMB million
Major jointly controlled entities (Note 16(2))		
– Guangzhou Aircraft Maintenance Engineering Company Limited	19	50
– MTU Maintenance Zhuhai Company Limited	72	41
– China Postal Airlines Limited	(1)	(3)
– Zhuhai Xiang Yi Aviation Technology Company Limited	32	30
– Others	1	(1)
Major associates		
– SA Finance	11	33
– Sichuan Airlines Corporation Limited	25	(41)
– Others	21	13
Other equity investment income	12	13
Gain on disposal of subsidiaries and other equity investment		
– Guangzhou Aviation Hotel	7	–
– CAAC Express Ltd.	1	–
– Pacific Ocean Insurance Company Ltd	106	–
Total	306	135

The analysis of the Company's long-term equity investment income from major investees is as follows:

	2007 RMB million	2006 RMB million
Loss on disposal of subsidiaries	(22)	–
Dividend income from subsidiaries	3	–
Jointly controlled entities	123	117
Associates	52	(8)
Others	2	12
Total	158	121

There are no major restrictions on the investee's ability to transfer investment income to the Group and the Company.

50 NON-OPERATING INCOME

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Gain on disposal of fixed assets	**147**	343	**262**	342
Government grants (Note)	**329**	127	**312**	103
Expired sales in advance of carriage	**273**	305	**251**	305
Others	**52**	79	**43**	64
Total	**801**	854	**868**	814

Note: The Group and the Company received certain subsidy income for flight routes and aviation industry development from various local governments. There were no restrictions with the use of these government grants.

51 NON-OPERATING EXPENSES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Losses on disposal of fixed assets	**17**	10	**7**	6
Others	**29**	19	**24**	17
Total	**46**	29	**31**	23

52 INCOME TAX

(1) Income tax expenses for the year represents:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Current income tax for the year	**350**	144	**233**	93
Deferred taxation	**504**	10	**228**	(23)
Total	**854**	154	**461**	70

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

52 INCOME TAX (cont'd)

(2) The analysis of deferred tax expenses is set out below:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Origination and reversal of temporary differences	**302**	31	**236**	(2)
Change in tax rate	**202**	(21)	**(8)**	(21)
Total	**504**	10	**228**	(23)

(3) Reconciliation between income tax expenses and accounting profit is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Profit before taxation	**2,893**	379	**2,103**	128
Tax on profit before taxation, calculated at the rates applicable to profit in the tax jurisdiction concerned	**476**	68	**378**	23
Tax effect of non-deductible expenses	**242**	106	**156**	100
Tax effect of investment income	**(36)**	(22)	**(28)**	(32)
Effect of change in tax rate	**202**	(21)	**(8)**	(21)
Tax effect of tax losses not recognised	**28**	39	**–**	–
Tax effect of deductible temporary expenses not recognised	**(58)**	(16)	**(37)**	–
Income tax expenses	**854**	154	**461**	70

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

53 SUPPLEMENT TO CASH FLOW STATEMENT

(1) Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Net profit	**2,039**	225	**1,642**	58
Add: Depreciation of fixed assets	**5,549**	4,999	**4,588**	3,715
Depreciation or amortisation of investment property	**11**	–	**11**	–
Amortisation of intangible assets	**30**	45	**26**	30
Amortisation of long-term deferred expenses	**5**	47	**2**	19
Amortisation of deferred credit	**(93)**	(61)	**(93)**	(61)
(Gain)/loss on changes in fair value	**(23)**	26	**(23)**	26
Provision for impairment	**212**	165	**183**	374
Gains on disposal of fixed assets, intangible assets, and other long-term assets	**(130)**	(333)	**(255)**	(336)
Net (financial income)/financial expenses	**(516)**	578	**(537)**	415
Investments income	**(373)**	(142)	**(225)**	(128)
Decrease/(increase) in deferred tax assets and liabilities	**392**	9	**116**	(23)
Decrease/(increase) in inventories	**7**	(66)	**26**	(98)
Increase in sales advance of carriage	**449**	23	**430**	92
Increase in taxes payable	**671**	116	**595**	118
(Decrease)/increase provision for major overhaul	**(122)**	504	**(5)**	72
(Increase)/decrease in operating receivables	**(21)**	(70)	**249**	85
Increase/(decrease) in operating payables	**1,560**	(1,163)	**1,799**	(1,254)
Net cash inflow from operating activities	**9,647**	4,902	**8,529**	3,104

(2) Non-cash investing activities:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Investment in a subsidiary through transfer of aircraft	**–**	–	**587**	–

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

53 SUPPLEMENT TO CASH FLOW STATEMENT (cont'd)

(3) Non-cash financing activities:

In 2007, the Group and the Company acquired aircraft under finance leases amounting to RMB4,330,000,000 and RMB3,723,000,000 respectively (2006: RMB3,759,000,000 and RMB3,759,000,000).

(4) Change in cash and cash equivalents:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Cash and cash equivalents at the end of the year	**3,824**	2,264	**3,234**	1,786
Less: Cash and cash equivalents at the beginning of the year	**2,264**	2,901	**1,786**	2,002
Net increase/(decrease) in cash and cash equivalents	**1,560**	(637)	**1,448**	(216)

(5) Cash and cash equivalents held by the Group and the Company are as follows:

		The Group		The Company	
		2007	2006	**2007**	2006
		RMB million	RMB million	**RMB million**	RMB million
(a)	Cash at bank and on hand				
	– Cash on hand	**27**	18	**26**	16
	– Bank deposits available on demand	**3,780**	2,232	**3,191**	1,756
	– Other monetary fund available on demand	**17**	14	**17**	14
(b)	Year end balance of cash and cash equivalents available on demand	**3,824**	2,264	**3,234**	1,786

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

53 SUPPLEMENT TO CASH FLOW STATEMENT (cont'd)

(6) Information on subsidiaries acquired and disposed during the current year:

(a) *Information on subsidiaries acquired:*

	2007	
	The Group RMB million	The Company RMB million
Consideration of acquisitions	112	112
Cash and cash equivalents paid for subsidiaries acquired	112	112
Less: cash and cash equivalents held by subsidiaries	54	54
Net cash paid for the acquisition	58	58
Non-cash assets and liabilities held by the subsidiaries acquired		
Current assets	119	119
Non-current assets	61	61
Current liabilities	(58)	(58)

(b) *Information on subsidiary disposed:*

	2007	
	The Group RMB million	The Company RMB million
Consideration of disposal	75	75
Cash and cash equivalents received from of a subsidiary	75	75
Less: cash and cash equivalents held by the subsidiary	1	1
Net cash received from the subsidiary disposed	74	74
Non-cash assets and liabilities held by the subsidiary disposed		
Current assets	7	7
Non-current assets	72	72
Current liabilities	(4)	(4)

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

54 SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of operating income and operating profit by geographical segment is as follows:

	Domestic RMB million	Hong Kong and Macau RMB million	International RMB million (Note)	Total RMB million
2007				
Operating income	**44,886**	**1,188**	**9,799**	**55,873**
Less: Operating costs	**37,027**	**967**	**9,390**	**47,384**
Business taxes and surcharges	**1,384**	**22**	**168**	**1,574**
Operating profit	**6,475**	**199**	**241**	**6,915**
2006				
Operating income	37,701	1,371	8,185	47,257
Less: Operating costs	31,952	1,197	7,656	40,805
Business taxes and surcharges	1,156	20	134	1,310
Operating profit	4,593	154	395	5,142

Note: Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Australia and France.

The major revenue-earning assets of the Group are its aircraft fleet, all registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis for allocating such assets to geographic segments. Most of the Group's non-aircraft assets are located in the PRC.

55 RISK ANALYSIS, SENSITIVITY ANALYSIS AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS

The Group has exposures to the following risks from its use of financial instruments:

- Credit risk
- Liquidity risk
- Interest rate risk
- Foreign currency risk

This note presents information about the Group's exposures to each of the above risks and their sources, the Group's objectives, policies and processes for measuring and managing the risks, etc.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

55 RISK ANALYSIS, SENSITIVITY ANALYSIS AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS (cont'd)

The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The internal audit of the Group undertakes both regular and ad hoc reviews of risk management controls and procedures.

(1) Credit risk

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2007, the balance due from BSP agents amounted to RMB1,238 million (2006: RMB863 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations.

(2) Liquidity risk

As at 31 December 2007, the Group's current liabilities exceeded its current assets by RMB33,811 million. For the year ended 31 December 2007, the Group recorded a net cash inflow from operating activities of RMB9,647 million, a net cash outflow from investing activities of RMB4,806 million and a net cash outflow from financing activities of RMB3,281 million, which resulted in a net increase in cash and cash equivalents of RMB1,560 million.

In 2008 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, the renewal of its short-term bank loans, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group believe that sufficient financing will be available to the Group, and adequate liquidity exists to finance the working capital and capital expenditures requirements of the Group during that period.

(3) Interest rate risk

The interest rates and maturity information of the Group's short-term and long-term loans, and finance lease obligations are disclosed in Notes 27, 34 and 35 respectively.

At 31 December 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group's both profit after tax and equity would decrease by approximately RMB279 million (2006: RMB254 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the Group's exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

55 RISK ANALYSIS, SENSITIVITY ANALYSIS AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS (cont'd)

(4) Foreign currency risk

Except for the balances denominated in foreign currencies as disclosed in the notes 7, 9, 27, 29, 34 and 35, most of the other financial instruments are settled in Renminbi.

In respect of accounts receivable and payable denominated in foreign currencies of the Group, the Group maintains its net exposure at an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

Substantially all of the Group's lease obligations and most of loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group has exposure foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch offices after payment of expenses. The Group entered into certain foreign exchange forward option contracts with authorised banks to manage this foreign currency risk. The detailed information about the foreign exchange forward contracts are set out in Note 28.

A 5% and 2% strengthening of the Renminbi against the US dollar and Japanese Yen at 31 December would have increased equity and net profit by the amounts as shown below:

	Net profit		Equity	
	The Group	The Company	The Group	The Company
	RMB million	RMB million	RMB million	RMB million
At 31 December 2007				
US dollars	**1,766**	**1,631**	**1,766**	**1,631**
Japanese Yen	**24**	**24**	**24**	**24**
At 31 December 2006				
US dollars	1,629	1,501	1,629	1,501
Japanese Yen	37	37	37	37

A 5% and 2% weakening of the Renminbi against US dollar and Japanese Yen at 31 December would have had the equal but opposite effect on them to the amounts shown above, on the basis that all other variables remain constant.

The above sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Group and the Company's exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date. The stated changes represent management's assessment of a reasonably possible change in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

55 RISK ANALYSIS, SENSITIVITY ANALYSIS AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS (cont'd)

(5) Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

The fair values of derivative financial instruments of the Group at the balance sheet date are as follows:

	2007		2006	
	Assets	Liabilities	Assets	Liabilities
	RMB million	RMB million	RMB million	RMB million
Fuel option contracts	2	–	–	26

The detailed information about fuel option contracts is set out in Note 8.

An increase in price of US$1 per ton of jet fuel would cause the Group's annual fuel costs to increase by RMB22 million, assuming no change in the volume of fuel consumed.

(6) Fair value

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007.

(7) Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial assets and liabilities held for trading and available-for-sale financial assets that are measured at fair value on the balance sheet date.

(a) Available-for-sale securities

Fair value is based on quoted market prices at the balance sheet date for available-for-sale securities.

(b) Receivables

The fair value is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date.

(c) Loans and obligations under finance leases

The fair value is estimated as the present value of future cash flows, discounted at the market interest rate at the balance sheet date.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

56 COMMITMENTS

(1) Capital commitments

As at 31 December, the capital commitments of the Group and the Company are summarised as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**88,742**	66,881	**74,931**	59,967
Other commitments				
– authorised and contracted for	**772**	420	**746**	420
– authorised but not contracted for	**1,686**	1,404	**1,273**	1,352
	2,458	1,824	**2,019**	1,772
Total	**91,200**	68,705	**76,950**	61,739

As at 31 December 2007, the total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment, are as follows:

	The Group	The Company
	RMB million	RMB million
Within 1 year (inclusive)	19,125	17,912
After 1 year but within 2 years (inclusive)	20,767	18,571
After 2 years but within 3 years (inclusive)	20,065	17,205
After 3 years	28,785	21,243
Total	88,742	74,931

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

56 COMMITMENTS (cont'd)

(2) Operating lease commitments

As at 31 December 2007, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year (inclusive)	**3,512**	3,077	**3,091**	2,756
After 1 year but within 2 years (inclusive)	**3,616**	2,965	**3,039**	2,732
After 2 years but within 3 years (inclusive)	**3,483**	2,775	**2,907**	2,593
After 3 years (inclusive)	**17,568**	13,152	**15,102**	12,630
Total	**28,179**	21,969	**24,139**	20,711

(3) Investment commitments

As at 31 December 2007, the Group and the Company committed to make capital contribution in respect of:

	2007	2006
	RMB million	RMB million
A subsidiary	**133**	–
A jointly controlled entity	**–**	83
Total	**133**	83

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

57 CONTINGENCIES

(1) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou cities. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to an indemnification agreement dated 22 May 1997, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of the above land and buildings.

(2) A writ of summons was issued on 30 May 2007 by certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company of a total sum of approximately HKD107 million in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan, annual bonus and interest on late payment during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors consider that given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims, with reasonable certainty at this stage. However, the directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

(3) During the year, the Company entered into agreements with its pilot trainees and certain banks to provide guarantees to personal bank loans amounting to RMB90,858,000 to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2007, none of the personal bank loans were drawn down from the banks.

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1) Information on the parent of the Company is listed as follows:

Company name	Place of registration	Business nature	Registered capital RMB million	Shareholding percentage	Proportion of voting rights
China Southern Air Holding Company	PRC	Management of its subsidiaries and affiliated companies operations and the sale of products of its subsidiaries and affiliated companies	3,061	50.3%	50.3%

(2) The information about the subsidiaries of the Company are set out in Note 6.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(3) Transactions between the Group and its key management personnel

	The Group		The Company	
	2007	2006	2007	2006
	RMB million	RMB million	RMB million	RMB million
Remuneration of key management personnel	13	7	13	7

The above transactions with key management personnel were conducted under normal commercial terms or relevant agreements.

(4) Transactions between the Group and other related parties

(a) Transactions with other related parties:

		The Group				The Company			
		2007		2006		2007		2006	
	Note	Amount RMB million	Percentage on similar transactions	Amount RMB million	Percentage on similar transactions	Amount RMB million	Percentage on similar transactions	Amount RMB million	Percentage on similar transactions
Expenses									
Handling Charges	(1)	46	100%	29	100%	46	100%	29	100%
Air catering supplies	(2)	56	6%	194	22%	205	24%	194	27%
Commission expense	(3)	7	0.4%	43	3%	7	0.5%	43	4%
Sundry aviation supplies	(4)	72	30%	86	40%	72	32%	86	42%
Lease charges for land and buildings	(5)	101	33%	99	41%	101	37%	99	47%
Property management fees and repair charges	(6)	31	32%	26	46%	31	36%	26	51%
Ground service expenses	(7)	37	1%	43	1%	31	1%	28	1%
Repairing charges	(8)	1,047	22%	1,183	30%	960	25%	1,096	36%
Interest expense	(9)	17	1%	16	1%	1	0.1%	16	1%
Flight simulation services charges	(10)	120	23%	133	32%	107	23%	132	35%
Income									
Interest income	(11)	20	27%	5	12%	20	31%	5	16%
Rental income	(10)	31	26%	35	32%	31	55%	35	71%
Others									
Acquisition of airline asset	(12)	–	–	5	100%	–	–	5	100%
Sales of properties	(13)	–	–	23	100%	–	–	23	100%
Acquisition of subsidaries	(14)	112	100%	–	–	112	100%	–	–
Acquisition of assets	(15)	158	100%	–	–	158	100%	–	–
Disposal of subsidiaries	(16)	75	100%	–	–	75	100%	–	–

The above transactions with related parties were conducted under normal commercial terms or relevant agreements.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(4) Transactions between the Group and other related parties (cont'd)

(a) Transactions with other related parties (cont'd):

Note:

(1) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the procurement value by reference to market rates. The fees are usually paid by the end of the following month.

(2) Air catering supplies represent fees payable to Shenzhen Air Catering Company Limited and Southern Airlines Group Air Catering Co., Ltd. for providing in-flight meals to the Group. Prices are determined by reference to market prices. The payable amount is usually settled by the end of the following month. The air catering supplies fees payable, from 1 January 2007 to 31 August 2007 (before the combination day), to Southern Airlines (Group) Catering Company Limited, amounting to RMB101 million, has been eliminated in the consolidated financial statements of the Group.

(3) Sales commission expenses represent commission payable to Nanlung Travel and Express (H.K.) Ltd. and Southern Airlines (Group) Passengers and Cargo Agent Company in connection with passenger tickets and cargo turnover sold by these sales agents on the Group's behalf. The commission rates are based on the rates stipulated by the CAAC. The sales commission expense payable is offset directly against the sales proceeds receivable from these sales agents.

(4) Sundry aviation supplies represent purchases of sundry aviation supplies from Southern Airlines (Group) Economic Development Company. Prices are determined by reference to market prices. The payable amount is generally settled by the end of the following month.

(5) Lease charges for land and buildings represent rentals payable to CSAHC by the Group under certain lease agreements in respect of certain land and buildings of CSAHC. The rentals are determined based on market rates.

(6) Property management fees and repair charges represent expenses payable to Southern Airlines (Group) Property Management Co., Ltd. which provides property management services to the Group.

(7) Ground service expenses represent the expenses for the ground services provided by Beijing Southern Airlines Ground Service Co., Ltd. The charge rates are in accordance with the relevant regulations issued by the CAAC.

(8) Repair charges represent fees payable to Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co., Ltd. in connection with aircraft repairs and maintenance services rendered to the Group. Fees are charged based on market prices.

(9) Interest expense represents the interest paid for the loans from SA Finance. The applicable interest is determined in accordance with the interest rate as published by the People's Bank of China. Loans from SA Finance at the year end are set out in Note 58(4)(b).

(10) Zhuhai Xiang Yi, a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(11) Interest income represents the interest received from deposits placed with SA Finance by the Group (Note 7). The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China. Interest income is received quarterly. Deposits with SA Finance at the year end are set out in Note 58(4)(b).

(12) On 30 April 2006, the Group acquired certain assets of CSAHC Hainan at a consideration of RMB5,150,000.

(13) On 28 December 2006, the Group disposed of certain properties to CSAHC at a consideration of RMB23,347,170 with reference to the valuation of the assets.

(14) On 14 August 2007, the Company acquired the entire equity interests in Air Catering and the 51% equity interest in Nan Lung International Freight Limited ("Nan Lung Freight") from CSAHC for a total consideration of RMB112 million.

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(4) Transactions between the Group and other related parties (cont'd)

(a) Transactions with other related parties: (cont'd)

Note: (cont'd)

(15) On 14 August 2007, the Company acquired certain assets of Guangzhou BiHua Yuan Training Centre and Nan Lung Travel & Express (Hong Kong) Limited including certain properties and office facilities from CSAHC for a total consideration of RMB158 million.

(16) On 14 August 2007, the Company disposed of 90% equity interests in GZ Aviation Hotel Co., Ltd. to CSAHC at a consideration of RMB75 million.

During the year, certain subsidiaries of the Company provided air catering, flight simulation, electronic ticket, airport freight and other services to the Group, while the Company also provided aircraft wet lease and sub-lease services to some of the subsidiaries. The above transactions were conducted under normal commercial terms or relevant agreement, and has been eliminated in the consolidated financial statements.

In addition to the above, certain subsidiaries of CSAHC also provided transportation, hotel and other services to the Group during the year. The total amount involved was not material to the results of the Group for the year.

(b) The year end balances, deposits and loans with related parties are summarised as follows:

	Relationship	The Group		The Company	
		2007	2006	**2007**	2006
		RMB million	RMB million	**RMB million**	RMB million
Cash deposits					
SA Finance	Other related company	**906**	629	**887**	597
Accounts receivable					
Southern Airlines (Group) Passengers and Cargo Agent Company	Other related company	**6**	4	**6**	4
Beijing Southern Airlines Ground Service Co., Ltd.	Jointly controlled entity	**5**	–	**5**	–
China Postal Airlines Limited	Jointly controlled entity	**6**	–	**6**	–
Other receivables					
Guangzhou Aircraft Maintenance Engineering Company Limited	Jointly controlled entity	**4**	55	**4**	55
MTU Maintenance Zhuhai Co., Ltd	Jointly controlled entity	**8**	8	**8**	8
Zhuhai Xiang Yi Aviation Technology Company Limited	Jointly controlled entity	**2**	8	**2**	8
SA Finance	Other related company	**1**	2	**1**	2
Payments in advance					
Beijing Southern Airlines Ground Service Co., Ltd.	Jointly controlled entity	**–**	18	**–**	18

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(4) Transactions between the Group and other related parties (cont'd)

(b) The year end balances, deposits and loans with related parties are summarised as follows (cont'd):

	Relationship	The Group 2007 RMB million	The Group 2006 RMB million	The Company 2007 RMB million	The Company 2006 RMB million
Accounts payables					
Guangzhou Aircraft Maintenance Engineering Company Limited	Jointly controlled entity	**254**	373	**223**	357
Zhuhai Xiang Yi Aviation Technology Company Limited	Jointly controlled entity	**31**	31	**29**	27
Nanlung Travel and Express (H.K.) Ltd.	Jointly controlled entity	**–**	9	**–**	9
MTU Maintenance Zhuhai Co. Ltd.	Jointly controlled entity	**178**	201	**138**	201
Beijing Southern Airlines Ground Service Co., Ltd.	Jointly controlled entity	**97**	81	**95**	78
Shenzhen Air Catering Company Limited	Other related company	**11**	9	**10**	9
Southern Airlines (Group) Import and Export Trading Company Ltd.	Other related company	**5**	2	**4**	2
Southern Airlines (Group) Economic Development Company Ltd.	Other related company	**4**	15	**4**	15

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(4) Transactions between the Group and other related parties (cont'd)

(b) The balances, deposits and loans with related parties are summarised as follows (cont'd):

	Relationship	The Group 2007 RMB million	The Group 2006 RMB million	The Company 2007 RMB million	The Company 2006 RMB million
Others payables					
CSAHC	The ultimate holding company	**38**	145	**37**	145
Southern Airlines (Group) Property Management Co,. Ltd.	Other related company	**26**	22	**26**	22
Southern Airlines (Group) Economic Development Company Ltd.	Other related company	**12**	–	**–**	–
Guangzhou Aircraft Maintenance Engineering Company Limited	Jointly controlled entity	**1**	5	**1**	1
Zhuhai Xiang Yi Aviation Technology Company Limited	Jointly controlled entity	**–**	1	**–**	–
Short-term loan					
SA Finance	Other related company	**329**	300	**29**	–

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

58 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (cont'd)

(4) Transactions between the Group and other related parties (cont'd)

(c) Relationships between the Group and other related parties under the transactions stated in Notes 58(4)(a) and 58(4)(b) above

(i) Subject to common control from CSAHC, i.e. subsidiaries of CSAHC:

	Relationship with the Company
Southern Airlines (Group) Import and Export Trading Company	Other related company
Southern Airlines (Group) Economic Development Company	Other related company
Southern Airlines (Group) Passengers and Cargo Agent Company	Other related company
Nan Lung Travel & Express (Hong Kong) Limited	Other related company
SA Finance	Other related company
Guangzhou China Southern Airlines (Group) Property Management Co., Ltd	Other related company

(ii) Company that is under the significant influence of CSAHC:

Shenzhen Air Catering Company Limited	Other related company

(iii) Other than the jointly controlled entities and associates listed in Note 16, there were other transactions with Beijing Southern Airlines Ground Services Company Limited, another jointly controlled entity of the Group.

(d) Guarantees provided by related parties:

Other than the guarantees provided by CSAHC and SA Finance to banks in respect of certain loans of the Group (Note 27 and Note 34), there were no guarantees provided to banks by other related parties in favor of the Group.

(e) The directors of the Company are of the opinion that the above transactions were carried out in the normal course of business and on normal commercial terms.

59 NON-ADJUSTING POST BALANCE SHEET EVENTS

(1) On 18 April 2008, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of 20 Boeing B737 series aircraft scheduled for delivery from 2014 to 2015. According the information provided by Boeing Company, the total catalogue price for the 20 Boeing B737 series aircraft is around US$1,500 million.

(2) On 18 April 2008, the Board proposed to the shareholders of the Company for their consideration and approval a bonus share issue (the "Bonus Share Issue") by the conversion of capital reserve to share capital. Pursuant to the Bonus Share Issue, which is based on 4,374,178,000 shares in issue as at 31 December 2007, the number of paid up shares will be increased by 2,187,089,000 shares to 6,561,267,000 shares. The Bonus Share Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting and the class meeting of holders of H shares of the Company; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the new H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the new H Shares.

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

59 NON-ADJUSTING POST BALANCE SHEET EVENTS (cont'd)

(3) On 18 April 2008, the Board approved the proposal of issuance of short-term financing bills in the PRC in the principal amount of up to RMB4 billion and the submission of this proposal to the shareholders' approval. The short-term financing bills are to be used to fund the operating activities of the Company.

(4) During the year, the shareholders of the Company authorised the Board to approve guarantees on personal bank loans of its pilot trainees of no more than RMB100 million in each financial year (Note 57(3)). On 18 April 2008, the Board further proposed to the shareholders of the Company for their consideration and approval the increase of the amount of such guarantee to no more than RMB400 million in each of the financial year.

60 COMPARATIVE FIGURES

The Group has first adopted the CAS (2006) starting from 1 January 2007; the relevant adjustments of the comparative figures are disclosed in Note 4.

61 EXTRAORDINARY GAINS AND LOSSES

In accordance with the requirements of "Questions and Answers on the Preparation of Information Disclosures of Companies Issuing Public Shares No. 1 – Extraordinary Gain and Loss" (revised 2007), the extraordinary gain and loss of the Group are set out below:

	2007 **RMB million**	2006 RMB million
Extraordinary gain and loss for the year		
Gain on disposal of fixed assets	**130**	333
Government grants	**329**	127
Other net non-operating income, excluding net gains on disposal of fixed assets government grants and expired sales in advance of carriage	**23**	60
Gain on disposal of long-term equity investments	**114**	–
Results of subsidiaries (acquired through business combination under common controls) prior to acquisition	**8**	–
Effect of the above adjustments on taxation	**(103)**	(93)
Effect of exchange in tax rate on deferred taxation	**(194)**	–
Total	**307**	427
Attributable to:		
Equity holders of the Company	**337**	416
Minority interests	**(30)**	11

Note: The 2006 figures have been restated as a result of the adoption of CAS (2006) in 2007 (Note 4).

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

62 EARNINGS PER SHARE AND RETURN ON NET ASSETS

(1) The Group's earnings per share

	2007 Basic	2007 Diluted	2006 Basic	2006 Diluted
(a) Earnings per share inclusive of extraordinary gains and losses (RMB)	**0.42**	**0.42**	0.05	0.05
– Profit attributable to the Company's ordinary shareholders (RMB million)	**1,852**	**1,852**	209	209
– Weighted average number of the Company's ordinary shares (million)	**4,374**	**4,374**	4,374	4,374
(b) Earnings per share exclusive of extraordinary gains and losses (RMB)	**0.35**	**0.35**	(0.05)	(0.05)
– Profit attributable to the Company's ordinary shareholders after deducting extraordinary gain and loss (RMB million)	**1,515**	**1,515**	(207)	(207)
– Weighted average number of the Company's ordinary shares (million)	**4,374**	**4,374**	4,374	4,374

Weighted average number of the Company's ordinary shares:

	2007	2006
Issued ordinary shares at 1 January and 31 December	**4,374**	4,374

Notes to the Financial Statements (Cont'd)

(Prepared under PRC Accounting Standards for Business Enterprises)
(Expressed in Renminbi)

62 EARNINGS PER SHARE AND RETURN ON NET ASSETS (cont'd)

(2) Return on net assets of the Group

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2007 revised) issued by the CSRC, the Group's return on net assets are calculated as follows:

		2007		2006	
		Fully diluted	**Weighted average**	Fully diluted	Weighted average
(a)	Return on net assets inclusive of extraordinary gain and loss (%)	**15.14**	**16.50**	2.05	2.07
	– Net profit attributable to ordinary equity shareholders of the Company (RMB million)	**1,852**	**1,852**	209	209
	– Year-end net assets attributable to ordinary equity shareholders of the Company (RMB million)	**12,232**	**–**	10,214	–
	– Weighted average of net assets attributable to ordinary equity shareholders of the Company (RMB million)	**–**	**11,223**	–	10,107
(b)	Return on net assets exclusive of extraordinary gain and loss (%)	**12.39**	**13.50**	(2.03)	(2.05)
	– Net profit attributable to the Company's ordinary shareholders after deducting extraordinary gain and loss (RMB million)	**1,515**	**1,515**	(207)	(207)
	– Year-end net assets attributable to ordinary shareholders of the Company (RMB million)	**12,232**	**–**	10,214	–
	– Weighted average of net assets attributable to ordinary equity shareholders of the Company (RMB million)	**–**	**11,223**	–	10,107

Supplementary information

(Expressed in Renminbi)

1 RECONCILIATION STATEMENT OF NET PROFIT IN THE PRO FORMA INCOME STATEMENT FOR 2006

In accordance with the requirements of "Questions and Answers on the Preparation of Information Disclosures of Companies Issuing Public Shares No.7 – the Preparation and Disclosure of Comparative Figures in the Transitional Period of the Adoption of CAS (2006)" issued by China Securities Regulatory Commission on 15 February 2007 (Q&A No. 7), the Group is assumed to have fully adopted CAS (2006) as of 1 January 2006, and on the basis of the assumption prepared the pro forma consolidated income statement for 2006. There was no difference between the net profit in the pro forma consolidated income statement and the net profit in the consolidated income statement for the same accounting period.

2 COMPARISON OF DIFFERENCES IN CONSOLIDATED SHAREHOLDERS' EQUITY BETWEEN THE NEW AND OLD PRC GAAP IN RECONCILIATION STATEMENTS

According to the requirements of "Notice on the Preparation of Information Disclosures related to the Adoption of CAS (2006) by Listed Companies and Companies Applying for Listing" (Zheng Jian Fa【2006】No.136), the Group prepared the reconciliation statement of differences in consolidated shareholders' equity between the new and old PRC GAAP as at 31 December 2006 and 1 January 2007 (the "reconciliation statement") on 16 April 2007. The reconciliation statement has been reviewed by KPMG Huazhen.

After the publication of 2006 annual report, further interpretations on CAS (2006), (including CAS Bulletin 1 and Opinions on the Implementation of CAS (2006) from the Professional Working Group of the China Accounting Standards Committee) were issued in succession. The Group reviewed the shareholders' equity as at 1 January 2007 in accordance with these further interpretations during the preparation of the 2007 annual financial statements. The differences and the reasons for the differences between the shareholders' equity after review and those disclosed in the previous reconciliation statement are analysed as follows:

		2007 annual report disclosed amounts RMB million	Reconciliation report previously disclosed amounts RMB million	Variance RMB million
Shareholders' equity as at 31 December 2006 (Under PRC old GAAP)		**10,074**	10,074	–
Adjustments:				
1	Derivative financial instruments	**(26)**	(26)	–
2	Termination benefits meeting liability recognition criteria	**(392)**	(392)	–
3	Long-term equity investments in associates	**(139)**	(139)	–
4	Gain on sales and leaseback of aircraft transactions	**125**	125	–
5	Capitalisation of interest	**385**	385	–
6	Capitalisation of overhaul costs (Note)	**248**	–	248
7	Effect of the above adjustments on taxation	**(63)**	(17)	(46)
8	Adjustment on minority interests	**1,935**	1,939	(4)
Shareholders' equity as at 1 January 2007 (Under PRC new GAAP)		**12,147**	11,949	198

Supplementary information (Cont'd)

(Expressed in Renminbi)

2 COMPARISON OF DIFFERENCES IN CONSOLIDATED SHAREHOLDERS' EQUITY BETWEEN THE NEW AND OLD PRC GAAP IN RECONCILIATION STATEMENTS (cont'd)

Note: Prior to 1 January 2007, overhaul expenditure on aircraft and engine were charged to profit and loss as and when incurred. Starting from 1 January 2007, overhaul expenditures are capitalised as a separate component in the carrying amount of the respective assets and is subject to depreciation on a straight-line basis over the average expected life between major overhauls (See Note 3(17)). The relevant 2006 comparative items have been adjusted retrospectively.

3 RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRS on net profit attributable to equity shareholders of the Company is analysed as follows:

		The Group	
		2007 RMB million	2006 RMB million
Amounts under PRC GAAP		1,852	209
Adjustments:			
Losses on staff housing allocations	(a)	(26)	(27)
Revaluation of land use rights	(b)	4	4
Adjustments arising from business combinations under common control	(c)	(6)	–
Capitalisation of exchange difference of specific loans	(d)	57	–
Government grants	(e)	1	1
Effect of the above adjustments on taxation		(4)	1
Effect of minority interests of the above adjustments		(7)	–
Total		19	(21)
Amounts under IFRS		1,871	188

Supplementary information (Cont'd)

(Expressed in Renminbi)

3 RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS (cont'd)

(2) The effect of the difference between PRC GAAP and IFRS on equity attributable to equity holders of the Company is analysed as follows:

		The Group	
		2007 RMB million	2006 RMB million
Amounts under PRC GAAP		**12,232**	10,214
Adjustments:			
Losses on staff housing allocations	(a)	**118**	144
Revaluation of land use rights	(b)	**(150)**	(154)
Adjustments arising from business combinations under common control	(c)	**15**	–
Capitalisation of exchange difference of specific loans	(d)	**57**	–
Government grants	(e)	**(42)**	(43)
Effect of the above adjustments on taxation		**23**	27
Effect of minority interests of the above adjustments		**(7)**	–
Total		**14**	(26)
Amounts under IFRS		**12,246**	10,188

Notes:

(a) In accordance with the PRC accounting rules and regulations, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRS, losses on lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(b) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(c) In accordance with the PRC accounting rules and regulations, full year profit or loss of Air Catering and Nan Lung Freight during the year of acquisition was consolidated in the consolidated financial statements as the two companies were acquired through business combination under common control. The carrying amounts of the assets and liabilities in the books of Air Catering and Nan Lung Freight were used for consolidation. Under IFRS, revenue, expenses and profits of Air Catering and Nan Lung Freight after the acquisition date was consolidated in the consolidated income statements. The acquired assets and liabilities are recorded at the fair value of the cash paid, non-cash assets transferred and liabilities assumed at the date of acquisition.

(d) In accordance with the PRC accounting rules and regulations, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRS, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC accounting rules and regulations, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRS, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

The financial statements prepared under IFRS were audited by KPMG, a firm of certified public accountants in Hong Kong.

Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2007	2006	2005	2004	2003
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue	**54,502**	46,219	38,293	23,974	17,470
Operating expenses	**(53,013)**	(45,907)	(39,598)	(23,065)	(17,014)
Other income/(loss), net	**130**	333	(32)	(1)	(22)
Operating profit/(loss)	**1,619**	645	(1,337)	908	434
Interest income	**73**	41	55	22	13
Interest expense	**(2,291)**	(2,070)	(1,616)	(691)	(824)
Share of associates' results	**57**	5	(285)	10	45
Share of jointly controlled entities' results	**123**	115	36	(16)	(46)
Profit/(loss) on derivative financial instruments, net	**90**	(19)	–	–	–
Exchange gain/(loss), net	**2,832**	1,492	1,220	(59)	(164)
Gain on sale of other investments in equity securities	**107**	–	–	–	–
Gain on sale of subsidiary	**7**	–	–	–	–
Others, net	**306**	148	74	46	21
Profit/(loss) before taxation	**2,923**	357	(1,853)	220	(521)
Income tax (expense)/benefit	**(858)**	(153)	7	(65)	334
Profit/(loss) for the year	**2,065**	204	(1,846)	155	(187)
Attributable to:					
Equity shareholders of the Company	**1,871**	188	(1,848)	(48)	(358)
Minority interest	**194**	16	2	203	171
Profit/(loss) for the year	**2,065**	204	(1,846)	155	(187)
Earnings/(loss) per share					
Basic (RMB)	**0.43**	0.04	(0.42)	(0.01)	(0.09)
Diluted (RMB)	**0.43**	0.04	(0.42)	(0.01)	(0.09)

Five Year Summary (Cont'd)

CONSOLIDATED BALANCE SHEET SUMMARY

	At 31 December				
	2007	2006	2005	2004	2003
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	**73,143**	68,901	64,181	55,014	35,060
Net current liabilities	**33,811**	32,180	25,907	18,855	10,792
Non-current liabilities and deferred items	**24,620**	24,600	26,338	22,256	10,699
Total equity attributable to equity shareholders of the Company	**12,246**	10,188	10,000	11,848	11,896
Minority interests	**2,466**	1,933	1,936	2,055	1,673

The Board of Directors, Supervisory Committee and Senior Management

BOARD OF DIRECTORS

Mr. Liu Shao Yong is the chairman of the Board. He is a qualified class one pilot. He joined the Company since November 2004. Mr. Liu graduated from China Civil Aviation Flying College and obtained an EMBA from Tsinghua University in 2005. He joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited and the Chief of the Flying Model Division of the Civil Aviation Administration of China. He served as the President of China Eastern Airlines Corporation Limited and was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the President of CSAHC. Mr. Liu has become the chairman of the Board since November 2004. Save as disclosed above, Mr. Liu is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Li Wen Xin is currently a Director of the Company. Mr. Li was a graduate majoring in economic management. He is a senior expert of Political Science. Mr. Li joined the civil aviation industry in 1969. He was the secretary to the disciplinary committee, deputy secretary of the party committee and vice general manager of China General Aviation Corporation successively between 1991 and 1998. He was appointed the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited in February 1998. He became the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company in June 2000. In September 2002, he was appointed the party secretary and vice president of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. He has been the party secretary and Executive Vice President of CSAHC since September 2006. Save as disclosed above, Mr. Li is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Quan Hua is currently a Director of the Company and Executive Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of the Company, General Manager of Strategy and Development Department of the Company and the Executive Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Zhao Liu An is a Director of the Company and the Executive Vice President of CSAHC. Mr. Zhao joined the Company since May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President and President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Save as disclosed above, Mr. Zhao is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

The Board of Directors, Supervisory Committee and Senior Management (Cont'd)

Mr. Si Xian Min is a Director and President of the Company. Mr. Si graduated from No. 14 Aviation College as an aircraft piloting major with an associate degree. Mr. Si, a professional political tutor, began his career in civil aviation in 1975. He held positions as Director of the political division of China Southern Airlines Henan Branch, Party Secretary and Vice President of Guizhou Airlines, Deputy Party Secretary and the Secretary of the Disciplinary Department of the Company and Party Secretary of China Northern Airlines and has been the President of the Company since October 2004. Save as disclosed above, Mr. Si is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Tan Wan Geng is a Director, Secretary of the CPC Committee and Executive Vice President. Mr. Tan is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in Regional Economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) in the General Administration of Civil Aviation of China from 1996 to 2000, and has been the Director General and Secretary of Chinese Communist Party Committee of Northeastern Regional Civil Aviation Administration from December 2000 to January 2006. He has been an Executive Vice President of the Company since February 2006. Save as disclosed above, Mr. Tan is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Xu Jie Bo is a Director, Executive Vice President and Chief Financial Officer of the Company. Mr. Xu joined the Company in July 1998. He graduated from the Management Department of Tianjin University and was subsequently awarded with a master degree in business administration from Hong Kong Baptist University. A qualified senior accountant by profession, Mr. Xu started his career in August 1986. In December 1992, he took up the posts of Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998, he became General Manager of the Financial Department and Chief Financial Officer of the Company. Currently, he is a Director, Executive Vice President and Chief Financial Officer of the Company. He is also Vice Chairman of Sichuan Airlines Corporation Limited and Vice Chairman of Xiamen Airlines. Save as disclosed above, Mr. Xu is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Chen Zhen You is a Director and Chairman of the Labour Union of the Company, graduated from South China Normal University with a bachelor's degree in English. Mr. Chen, an economist, holds an MBA from Murdoch University in Australia. He worked as the Vice Director of the Office of International Affairs of Guangzhou Civil Aviation Administration, Vice Director of the Office of Overseas Business of the Company and General Manager of the Department of Foreign Affairs of the Company. From 2001 to 2005, he was the Office Director of CSAHC and the Director of the Planning and Investment Department of CSAHC. He has been a member of the Party Committee and Chairman of the Labour Union of the Company since June 2005. Save as disclosed above, Mr. Chen is not connected with any of the Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Wang Zhi has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also a professor in several universities. Save as disclosed above, Mr. Wang is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Sui Guang Jun has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University in 1986 and obtained a master degree in 1989. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University in 1996. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies, the Dean of corporate administration department of Jinan University and the Chief of the Post-doc Committee of Applied Economics and the Dean of Management College in Jinan University. Mr. Sui is currently the Deputy Vice Chancellor of Guangdong University of Foreign Studies. Save as disclosed above, Mr. Sui is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Gong Hua Zhang, an Independent Non-Executive Director of the Company, used to be the chief accountant, vice director and director of the financial bureau of China National Petroleum Corporation as well as the chief accountant of China National Petroleum Corporation. He has been serving as a director of PetroChina Company Limited since October 1999. Mr. Gong also acts as a part-time professor in Tsinghua University, Nankai University, Xiamen University and China University of Petroleum, and is a professor in National Accounting Institute (Beijing). Save as disclosed above, Mr. Gong is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

Mr. Lam Kwong Yu, an Independent Non-Executive Director of the Company, is an expert in the field of civil aviation. Mr. Lam used to serve as the general manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong, a director of the Airport Authority Hong Kong and the chairman of the Aviation Advisory Board of Hong Kong. Mr. Lam is currently a member of the Selection Committee for the Hong Kong Special Administrative Region. Save as disclosed above, Mr. Lam is not connected with any Directors, senior management or substantial shareholders or Supervisors of the Company.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of four Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and the other two Supervisors are representatives of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

Mr. Sun Xiao Yi, the chairman of the Supervisory Committee of the Company, is a member of Party Committee and head of Discipline Supervision Team of CSAHC. Mr. Sun graduated from the Civil Aviation University of China with a degree in Economics and Administration and is currently a postgraduate law student of Central Communist Party College. Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of CSAHC. Save as disclosed above, Mr. Sun is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Yang Guang Hua, a Supervisor of the Company. Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as Deputy General Manager of the Hunan branch of the Company, General Manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, General Manager of the Hunan branch of the Company, and Deputy General Manager of the Company. He has been the President of Xiamen Airlines since September 2005. Save as disclosed above, Mr. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

The Board of Directors, Supervisory Committee and Senior Management (Cont'd)

Ms. Yang Yi Hua, a Supervisor of the Company, is the General Manager of the Audit Department of the Company. Ms. Yang is a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Save as disclosed above, Ms. Yang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

Mr. Liang Zhong Gao, a Supervisor of the Company, serves as the Director of the Supervisory Department of the Company. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Save as disclosed above, Mr. Liang is not connected with any Directors, senior management, substantial shareholders or Supervisors of the Company.

SENIOR MANAGEMENT

Mr. He Zong Kai is an Executive Vice President of the Company who graduated from Bejing Foreign Language Institute with a major degree in French, and is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department. He assumed the offices of the President and Deputy Party Secretary of Hubei branch of the Company and became an Executive Vice President of the Company since March 2005.

Mr. Liu Qian is currently an Executive Vice President of the Company who graduated from China Civil Aviation Flying College with specialty in aircraft piloting. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department, as assistant researcher of the operation supervision division of the piloting standards department, as assistant researcher of the freight transportation piloting standards division of the piloting standards department, and as the Deputy Head of the Piloting Standards Division of the Piloting Standards Department. He has assumed the offices of the Deputy Chief Pilot and Chief Pilot of the Company since November 2004. He has been an Executive Vice President of the Company since August 2007.

Mr. Zhang Zi Fang is an Executive Vice President of the Company. Mr. Zhang served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch. He served as General Manager of Dalian Branch of CSAHC Northern Division and Director of Political Works Department of CSAHC. He also served as the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company. He has been an Executive Vice President of the Company since 27 December 2007.

Mr. Dong Su Guang is an Executive Vice President of the Company. Mr. Dong used to be a Deputy General Manager of Guangzhou Aircraft Maintaining and Engineering Co., Ltd, as well as Chief Engineer and the General Manager of Aircraft Engineering Department of the Company. He has been an Executive Vice President of the Company since 27 December 2007.

Mr. Zhang Zheng Rong is the chief pilot of the Company. Mr. Zhang used to serve as the Captain of the First Squadron of CAA C, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager and Party Secretary of the Guangzhou Flight Operations Division of the Company since May 2004. He has been the chief pilot of the Company since August 2007.

The Board of Directors, Supervisory Committee and Senior Management (Cont'd)

Mr. Hu Chen Jie, the Chief Information Officer of the Company. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007.

Mr. Tang Bing, the Chief Engineer of the Company. Mr. Tang served as a deputy manager and vice engineering director of the Engineering Technology Division under the Aircraft Engineering Department of the Company, and as a vice director of the Business Development and Accessories Centre of Guangzhou Aircraft Maintenance Engineering Co., Ltd. He also served as Vice President of MTU Maintenance Zhuhai Co., Ltd., Office Director of CSAHC as well as the President and Vice Party Secretary of Chongqing Airlines. He has been the Chief Engineer of the Company since 27 December 2007.

Mr. Su Liang, the chief economist of the Company, was a graduate of the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the chief economist of the Company since December 2007.

Mr. Xie Bing, the Secretary of the Board of Directors of the Company, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration and a master degree of international finance from Jinan University and the University of Birmingham, Britain respectively. Mr. Xie used to work in the Planning and Development Department and Secretariat of the Board of Directors of the Company. He has been the Company Secretary of the Company since November 2007.

Mr. Chen Wei Hua, the Chief Legal Adviser to the Company. Mr. Chen graduated from the school of law of Peking University. He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the Civil Aviation Administration of China in 1988. He then joined the CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is President of the Legal Department of the Company. Since January 2004, Mr. Chen has been the Chief Legal Adviser to the Company. He is also a Director of Xiamen Airlines.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

中国南方航空
CHINA SOUTHERN

SKYTEAM